OWNERS' MANUAL | THE PRINCIPLES THAT DRIVE OUR SUCCESS

RLI CORP. SUMMARY ANNUAL REPORT

THE PRINCIPLES THAT DRIVE OUR SUCCESS



IF YOU ARE READING THIS REPORT, CHANCES ARE YOU ARE AN OWNER OR FUTURE OWNER OF RLI.

Whether you are a shareholder or an employee, our business success is because of your ownership commitment. It is hard to underestimate the power of talented, motivated people as evidenced by our combined ratio of 84.1 and underwriting profit 26 of the last 30 years. That we have been an ESOP company for as long is no coincidence. This book details the principles we abide by everyday, the reasons we have been successful through the years, and why we will continue to succeed in the future.



Jonathan E. Michael, PRESIDENT & CEO

Your company delivered again in 2006.

Underwriting results were outstanding. Investment results set records and our balance sheet has never been stronger. Our GAAP combined ratio in 2006 was an impressive 84.1. For the 11th straight year we delivered an underwriting profit. We have achieved this measure of profitability for 26 of the last 30 years. Over the last 10 years, we have outperformed the industry average by 13.2 points.

UNDERWRITING RESULTS WERE OUTSTANDING

The casualty segment faced the tough marketplace we expected last year. Gross premiums written were down 2 percent. Yet a combined ratio of 80.4 created an underwriting profit of $68.4 million. Our results were improved by $39.3 million of favorable loss reserve development; even without it, this segment's combined ratio would have been an impressive 91.4.

Surety continued its positive trajectory of premium and profit. Gross premiums written grew 10 percent and a combined ratio of 82.1 drove $10.7 million of underwriting profit.

Property gross premiums written grew 28 percent. When other companies pulled back following the 2004 and 2005 record hurricane seasons, our underwriters capitalized on this market dislocation and provided much-needed capital to a region recovering from back-to-back blows. Our combined ratio of 95.9, while profitable, was below our expectations. We believe the residual impact of our exit

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FINANCIAL HIGHLIGHTS

In thousands, except per diluted share and combined ratio data

		2006	2005	% change
Gross premiums written	$	**799,013***	756,012	5.7
Net premiums written		**551,536***	494,565	11.5
Consolidated revenue		**632,708***	569,302	11.1
Net earnings		**134,639***	107,134	25.7
Comprehensive earnings		**156,999***	83,902	87.1
GAAP combined ratio		**84.1**	86.0	(2.2)
Total shareholders' equity		**756,520***	692,941	9.2
Per-share data:				
Net earnings	$	**5.27***	4.07	29.5
Comprehensive earnings		**6.14***	3.19	92.5
Cash dividends declared		**0.75***	0.63	19.0
Book value		**31.17***	27.12	14.9
Year-end closing stock price		**56.42***	49.87	13.1
Return on equity		**19.1%**	16.2%	17.9
Comprehensive return on equity		**22.2%**	12.7%	74.8

*Year-end company records

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from the property construction business in late 2005 is now behind us. This is a reminder that although all risks don't reap rewards, we cannot shy away from taking them. Exploring new opportunities for growth is in our DNA and a reason for our success.

Our new marine unit had its first full year of operation and came into its own in 2006. A nationally recognized book of business formed quickly and this unit now has 33 employees in nine locations. Supported by superior technology, it produced $28.7 million of gross premiums written. This unit is well on its way to validating the RLI business model — one that we always seek to replicate.

INVESTMENT RESULTS SET RECORDS

Our portfolio's total return was 8 percent, outpacing 2005's return of 3 percent. These excellent results were driven by an equity portfolio return of 21 percent and a bond portfolio return of 5 percent. Both returns surpassed their benchmarks.

Investment income was up 16 percent. Strong operating cash flows of $369.8 million over the last two years contributed to this performance. At year end, our investment portfolio was up 8 percent and stood at $1.8 billion. That is $75.32 of invested assets hard at work for each share outstanding. We continue to maintain a well diversified portfolio of high investment grade bonds and large cap, dividend-paying stocks.

OUR BALANCE SHEET HAS NEVER BEEN STRONGER

Despite buying back $81.1 million of our stock in a program we announced in the first quarter, shareholders' equity grew 9 percent to $756.5 million. We continued our 31-year streak of increasing our dividend annually. Dividends for the year increased 19 percent to $0.75 per share. Over the last 10 years our dividend has grown by an average of 14 percent each year. Mergent's Dividend Achievers ranks RLI 83rd among 11,000 publicly traded companies for having the longest record of consecutive dividend increases. We will continue to manage our capital by enabling sustained profitable growth, paying and increasing dividends, and, when it makes sense, by repurchasing shares.

WE CONTINUE TO MEET MARKET CHALLENGES AND ADDRESS OPPORTUNITY

Property insurance prices in catastrophe-prone areas rose significantly in the first three quarters of the year and then retreated in the final quarter as new capacity entered the market and the last two hurricane seasons receded into the past. Our underwriters remained disciplined and will continue to be as underwriting profit is their utmost priority. Casualty pricing was relatively stable but maintained the modest softening trend we saw in 2005. Fortunately, margins continue to be attractive and we remain focused on maintaining profit in all marketplace conditions.

We have capital to deploy and will put it to work for us. We remain watchful of the marketplace as we believe pricing across the board will continue to soften. We also believe that softening conditions provide an opportunity to build future capabilities. RLI successfully added some of our best products during the last soft market. Transportation, for example, was started in 1999 and *today delivers* 15 percent of gross premiums written in our casualty segment.

We will take advantage of our ability to attract and enable talented underwriters — people

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15-YEAR CUMULATIVE SHAREHOLDER RETURN

Over the past 15 years, RLI's total return to shareholders has been significantly better than that of the S&P 500.

Assumes $100 invested on December 31, 1991, in RLI and the S&P 500, with reinvestment of dividends.

Comparison of 15-year annualized total return
RLI — 19.12% S&P 500 — 10.62%



		92	93	94	95	96	97	98	99	00	01	02	03	04	05	06
RLI	■	154	168	133	208	284	430	363	378	504	515	647	880	989	1,203	1,381
S&P 500	□	108	118	120	165	203	271	348	421	383	337	263	338	375	393	455

5-YEAR CUMULATIVE SHAREHOLDER RETURN

$100 invested in RLI stock in 2001 would have grown to $268 by year-end 2006. An identical investment in the S&P 500 would have grown to just $135.



	02	03	04	05	06
RLI ■	126	171	192	234	268
S&P Ins. □	89	112	124	143	161
S&P 500 □	78	100	111	117	135

STATUTORY COMBINED RATIO

Underwriting profitability requires a combined ratio under 100. Our average statutory combined ratio has beaten the industry average by 13.2 points over the last decade.

□ RLI □ Industry



	97	98	99	00	01	02	03	04	05	06
RLI □	90.4	88.4	90.1	95.8	95.8	92.4	93.1	93.8	86.7	84.0

CONTINUED FROM P.5

who seek ownership privileges, market challenges, and the freedom to make a difference.

GREAT RESULTS REQUIRE GREAT PEOPLE

It is my pleasure to thank those who made this remarkable year happen: our employees, brokers, and agents — for your hard work, intelligent decisions, and quality delivery of products; our customers, those we insure — for your faith in the promises we make to you; and our shareholders — for your investment in us and your continuing loyalty and trust.

Our approach to growth is to identify talented underwriters, hire them, and start writing the line of business they know best. Or, we identify a specific product niche where we see opportunity and then find the underwriting talent who can staff it. We give these talented people underwriting authority — the freedom to make decisions and take action — and high levels of technical and customer support. We compensate our underwriters based on the profits they deliver.

We are a nimble, entrepreneurial company that enters markets quickly and makes money. Our investors have benefited as RLI stock has created a total average annual return to shareholders of 22 percent over the past five years and 19 percent over the last 15.

Another reason for our sustained growth is our Employee Stock Ownership Plan which we began in 1975. We hire the best and the brightest people and reap the rewards of talented, loyal employees who have a stake in the business and strong motivation to perform. Fifteen percent of RLI stock is owned by insiders.

Believing that to those whom much is given much is expected, RLI employees in our headquarters in Peoria and in our offices around the country are engaged in community service and in proactive, strategic giving. We focus our energies and commitment on three main areas: education, youth, and those in need. We all are grateful for the means to make a difference and for our company's strong support.

THE YEAR AHEAD HOLDS PROMISE

In spite of a softening insurance market, 2007 should be a year of growth for RLI in new lines of business and in our current lines. We will continue to concentrate on specialty products — niches on which the general marketplace fails to capitalize. We will continue to look for teams of people who can bring us product and who can support that product's success. We enter the new year with a focus on excellent selection criteria and expense management skills, both of which will be important as the marketplace softens. While we are doing the basic blocking and tackling, we will also be looking for opportunities that will benefit us over time.

We have grown premiums and profits in 2006 and our investors have prospered as they have through the years. But, as importantly, we are still early in our life-cycle as a business. We welcome the opportunities and challenges of 2007 and remain confident in our ability to continue to grow and handle well whatever may come our way.

This Owners' Manual is for our employee owners, our shareholders, and all who may want to join us. RLI performance is impressive and our potential is tremendous.



Jonathan E. Michael
PRESIDENT & CEO
FEBRUARY 28, 2007





+ RLI office locations from which we serve customers coast to coast

WEST

Phoenix, AZ
Los Angeles, CA
Oakland, CA
San Francisco, CA
Honolulu, HI
Lynnwood, WA

MID AMERICA

Chicago, IL
Peoria, IL
Indianapolis, IN
Lee's Summit, MO
Chesterfield, MO
Lincoln, NE
Middleburg Heights, OH
Houston, TX
Irving, TX

EAST

Glastonbury, CT
Sarasota, FL
Alpharetta, GA
Atlanta, GA
Boston, MA
Moorestown, NJ
Summit, NJ
Montvale, NJ
New York, NY
Saratoga Springs, NY
Uwchland, PA
Wexford, PA

OUR COMPANY

Who We Are

We are a specialty property and casualty insurer operating nationwide on both an admitted (regulated) and excess and surplus lines (less regulated) basis. We combine profitable underwriting, solid investment returns, and effective capital management to deliver consistent, long-term growth in shareholder value. Our officers and employees are rewarded on metrics that align with our shareholders' interests.

Insurance is an industry with nearly $500 billion in direct written premiums. In 2006, we wrote $799.0 million of coverage, 91 percent commercial lines, 9 percent personal lines. A.M. Best Company rates all three of our insurance subsidiaries A+ (Superior), a distinction held by fewer than 10 percent of all property and casualty insurance companies in the country.

How We Do It

We develop coverages designed to meet specific needs. These range from highly automated, self-underwriting products to highly complex, individually underwritten coverages. In all cases, we leverage technology to bring superior service to underserved customers. Our customers are businesses and individuals throughout the United States.

Insurance coverages are distributed through many means. Wholesale brokers help retail agencies place complex commercial coverages. Other products are more common, are "value added" coverages, or are specialized for an industry, and are delivered through retailers. Other coverages are more suited for general agencies. Page 41 shows how RLI products are distributed.

OUR MISSION

We provide our customers with outstanding service through innovative risk management products and solutions.

We are dedicated to carefully chosen niche markets.

We attract outstanding talent and continuously develop our expertise.

We constantly re-evaluate, enhance, and reinvigorate our business model to create new products, services, and delivery systems.

We create long-term shareholder value by pursuing profitable growth, underwriting for a profit, and earning returns that significantly exceed our cost of capital.

OUR VISION

As the leading provider of specialized insurance and financial services, RLI is focused on building and managing a portfolio of innovative products and solutions that meet and surpass the expectations of shareholders.

OUR VALUES

We are talented.
We are innovative.
We are customer focused.
We are driven.
We are people of integrity.
We are respectful.
We are owners.



RLI OWNERS' MANUAL:

9 BUSINESS PRINCIPLES THAT DRIVE OUR SUCCESS



1.Hire smart people. 2.Make them owners of the business. 3.Demand the highest ethical standards. 4.Provide great products and strong home office support. 5.Give people freedom to try new things. 6.Focus on profitable growth. 7.Keep your promises. 8.Share the rewards. 9.Look ahead.



photo: Murali Natarajan, assistant vice president, strategic information services, uses his strong mix of technical and business skills to match IT with RLI's entrepreneurial style.

1. HIRE SMART PEOPLE.

RLI founder Jerry Stephens has often said that the company would never hire anyone who isn't smarter than he is. He made it a priority to hire people with exceptional talent and ability. Their knowledge, ingenuity, innovation, and commitment make this company a success. Our talent distinguishes us. That's not just a sales pitch; it's what we truly believe.

MURALI NATARAJAN

What makes the ideal IT person? A lot of knowledge about information technology — and just as much knowledge about business. At RLI, that person is Murali Natarajan.

Essentially, he's a translator. "I help bridge the gap between business and technology. I can talk in insurance language, so I understand our business needs."

>left(top): RLI is headquartered in Peoria, Ill. — a thriving city in the heart of the Midwest that combines big-city assets with small-town charm and convenience. **>left(bottom):** Murali Natarajan and his team in the strategic information services department are responsible for providing business intelligence to the company — making sure everyone in the organization is interpreting data the way it should be interpreted. **>below:** Jerry Wenger and Manny Bedi are part of RLI's IT team.





he says. "And because I also understand technology, I can interpret those needs into objectives for IT staff to meet."

Natarajan is a CPCU and also holds a master's degree in information systems and an MBA. While his education certainly contributed to his knowledge, he credits his coworkers with the bulk of his expertise. "Formal education gave me the tools to do my job. But it is *my fellow associates* who have shown me how to put those tools to their best use."

Natarajan has been an RLI employee since 1997, primarily working on Web-based systems for external producers/agents. Now he's charged with turning his talents inward.

"My group provides business intelligence for a strategic advantage. That means we try to tell a story using the data we have," he says. "Can we make information meaningful to others in the company? Our goal is to provide a single version of the truth, so everyone sees the data the way it should be viewed."

CRAIG DAVIS

Craig Davis spends a lot of time looking at computer models — the perfect job for someone with a Ph.D in mathematics. *He's* a senior assistant actuary at RLI who uses his skills to study and analyze commercial catastrophe models, helping provide the input used by RLI underwriters to better evaluate catastrophic perils.

"My math background helps me solve problems. It's a way of thinking," he says. "I know a lot about distribution and probability. Geometry gives me some tools that are invaluable in what I'm doing. And I'm able to make the math concepts something others can use, presenting them in a way others can understand."

For the last *six months* Davis has been studying RLI's catastrophe portfolio and looking at how to best use the commercial models available. "We look at the distribution of losses and try to get ideas about how to get the appropriate price for our product while staying within RLI's risk tolerances," he explains.

Using existing models, Davis created a tool that helps RLI develop





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>top: Using commercial catastrophe models, Craig Davis created a tool that dynamically adjusts the price of coverage to recognize concentration of risk. **>middle:** Betsy McLaughlin covers claims nationwide, but is able to live in Syracuse, N.Y., where she is close to her family. **>bottom:** Becky Lundberg spends a lot of time nurturing relationships. "We can't always do what our distribution partners and customers are asking," she says. "But at least they understand why."

and better manage its diversified catastrophe portfolio. "It uses output from the commercial models combined with the knowledge of our exposure to give underwriters information about what we need to charge in order to get a satisfactory return for the assumed risk," he says.

BECKY LUNDBERG

Becky Lundberg's career doesn't fit the stereotype associated with her background. The daughter of an attorney and schoolteacher from a small town, she earned a cum laude degree in math from Wake Forest University. Yet, she's been in the personal lines insurance business for over 20 years — the last 10 at RLI.

An assistant vice president, Lundberg is responsible for balancing the profit of the personal umbrella line with the growth of the product. "I think my skill set actually fits well in the insurance business and particularly at RLI," she says. "Math requires you to challenge and seek out lots of potential outcomes. We want to make sure that the implications of a decision are well thought out. We don't always get it completely right, but we're not surprised too often."

Her analytical skills are essential. "One of the tools I use most frequently is my ability to connect the dots and see around the corner," she says. "It can be challenging to come up with ways to increase top line growth — but it's an even greater challenge to make sure that growth also maximizes profit."

She also nurtures RLI's relationship with "The Big I," the Independent Insurance Agents & Brokers of America (IIABA), the largest insurance trade association in the country. "I am the face of RLI with the IIABA," she says. "IIABA is involved in consumer and government affairs and advocacy on insurance and agency issues. Our deep relationship with the IIABA brings value to all RLI stakeholders."

BETSY MCLAUGHLIN

When RLI is faced with a claim, Betsy McLaughlin, assistant vice president, gets to work — investigating, making sure reserves are set and ultimately ensuring that the claim is properly resolved. She often finds herself in a room filled with lawyers. That doesn't bother her at all — because she's one of them.

McLaughlin practiced law in Hartford, Conn., for seven years, representing both plaintiffs and defendants. When she changed careers and got into the insurance business, she immediately felt a fit in the claims department.

"In the claim unit at my first insurance job were some of the smartest people I've ever met," she says. "I learned so much from them. Fortunately, I still work with several of them, but here at RLI."

The bulk of McLaughlin's work right now is the handling and oversight of high exposure claims in the areas of general liability, commercial and personal umbrella, professional liability, and all large losses for the transportation division.

"With the claims I handle, there is a lot at stake," she says. "My job is to make sure we do the right thing and the smart thing. There are many factors to be considered when handling any claim. We have a responsibility to our insureds and shareholders to do what's right and fair."

PAUL O'SULLIVAN

Underwriter Paul O'Sullivan knows a lot about surety. He started in the business right out of college and has been exposed to the whole array of the surety world, working as an underwriter for contract bonds, commercial bonds, fidelity bonds, and fiduciary liability policies.

But what makes O'Sullivan and the RLI surety team unique isn't their dedication and expertise in the surety business. It's their total focus and wealth of knowledge in one industry. In O'Sullivan's case, it's oil, gas, and energy. "This is all we do," he says. "We understand the industry, the regulators, the customers, and their properties.

"I had to learn about exploration, production, and economic aspects of the industry," he continues. "There's a lot of knowledge and research that goes into the process of drilling a well, but even that doesn't guarantee success." Without a bond, operators can't work. And each day means thousands of dollars.

Helping oil and gas companies begin operations is just part of the equation. The goal is to write bonds that also generate a profit for RLI. "It's more of an art than a science," he says. "We look at reserve reports, production reports, and the financial statements of the company and make an informed decision."

STEVE WILSON

In the executive products arena, who you know may be almost as important as what you know. That's why Steve Wilson, an RLI assistant vice president, credits the success of his group to "a lot of shoe leather and perseverance."

"RLI was not well known in this arena when we started but had a great story that needed to be told," he says. "Fortunately, we had a few friends in the industry who were good enough to give us an opportunity when we were getting started. Having good relationships with our agents and brokers is an important part of the equation."

It's also important to be a student of the business, Wilson says. "We insure companies in a wide variety of industries, from railroads to computer manufacturers. As a result, we need to have a basic knowledge of all of those industries. We do a lot of reading and research and meet with most of our insureds during the underwriting process."

He finds sharing his experiences especially rewarding. "Knowledge and experience are great to have, but if you don't pass it along you are missing out on one of the most rewarding parts of the work experience," he says. "There is nothing I enjoy more than seeing someone I work with succeed in this business. That's a big part of why I like what I do."





>left: Paul O'Sullivan is 100 percent focused on the oil, gas, and energy industry. **>right:** Nearly 25 years of industry experience helps Steve Wilson knowledgeably evaluate risks for RLI.



2. MAKE THEM OWNERS OF THE BUSINESS.



photo: Skip Orza's successful Executive Products Group is a perfect example of what can happen when companies hire smart people, give them the right tools, compensate them accordingly, and share the wealth.

RLI founder Jerry Stephens understood that putting smart, entrepreneurial people together and providing them the opportunity to share the wealth is much smarter than going it alone. When it became legally possible to do that through Employee Stock Ownership Plan (ESOP) legislation over 30 years ago, he immediately took advantage of it.

The ESOP is not a gift; it's an incentive. When people are owners, they go above and beyond to make the operation run smoothly. They feel a responsibility for every part of the company — not just the division in which they are employed. They display a pride of ownership that truly makes a difference in the success of the company. And they reap the rewards.

GROWING THE EXECUTIVE PRODUCTS GROUP

A. Quentin "Skip" Orza II became an RLI owner nine years ago, when he joined the company to take over its fledgling Executive Products Group (EPG). At that time, he didn't realize that when executives told him he was an owner, they meant it.

"I didn't come to RLI simply because of the ESOP," the vice president says. "I thought it was intriguing, but I didn't really understand its true value over the long term. But they really mean it. The more I grow our business, the more that stock price appreciates. And we all reap the rewards."

Growth has been the order of the day for EPG. "We took over a group which at that time was small," he says. "We had our work cut out for us. When I started here, this was a $6 million group. As of 2006 it has grown tenfold, and we expect to continue to grow in 2007."

Orza says the ESOP has a definite role in the growth of EPG. "I'm working because I enjoy the business," he says. "But that doesn't mean the ESOP isn't a motivator. It's drilled into people that they are owners. When you get that quarterly ESOP ownership report, it means something.

"Everyone talks about paying people for their performance, but RLI really does it," he says. "There's a direct correlation between performance and profitability."

FOCUSING ON TRANSPORTATION COVERAGE

Like his counterpart in the Executive Products Group, Dave Dunn, president of RLI Transportation, didn't join RLI because of the ESOP. But today he recognizes the role it plays in the success of the company.

"Allowing people to be owners is a key to our success," Dunn says. "Anyone who has been here over five years can really see what that grows into. People know they have an impact on the success of the company."

RLI's ownership mentality was apparent from the beginning, Dunn says. "The early years were difficult, but RLI leadership made it clear that we were in this together." He started the division 10 years ago on his dining room table with a couple of laptop computers. "We had no business," he recalls. "But RLI never wavered in their support of us. They stuck with us and we turned the corner and have been profitable ever since."

Because all employees are owners, everyone in the company is rewarded for their hard work. Dunn finds that leads to an atmosphere of teamwork. "When you call the home office here, they say, 'How can I help you,' instead of 'What do you want?'

"You have to have people around who understand the business and support it," Dunn says. "This really is a team of owners. It's not me delivering profit from transportation coverage; it's we."







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>left: Skip Orza and team members Jason Rubman, left, and Sam Partridge in their Summit, N.J., office. **>right:** RLI's transportation division is located in Atlanta but provides underwriting and claims expertise for customers nationwide.

3. DEMAND THE HIGHEST ETHICAL STANDARDS.



photo: Broker Terry Moody's commitment to long-term relationships has helped her maintain her accounts an average of seven years — a long time in a market where most shop for new coverage every year.

The owners of RLI don't just do ethical things; they're ethical people. It's more than how they do their jobs. It's who they are. They're honest and fair-dealing and live their values. They are people of integrity who are respectful, talented, innovative, customer focused, and driven.

GIVING CLIENTS THE MOST FOR THEIR MONEY

When broker Terry Moody looks for general liability coverage for her wide variety of insureds, she seeks a partner who will help her get the broadest coverage at the best possible premium.

"Mine are not cookie-cutter accounts," explains the senior vice president at Colemont Insurance Brokers. "So it takes a lot of innovation, high ethical standards, and a close working relationship with my underwriter."

Moody has found all of those things with RLI, partnering with Sharon Westerfield, assistant vice president, for the last seven years to develop customized coverage for her customers.

"RLI delivers a consistent approach and has the same values I do," Moody says. "RLI is a good partner. They work with their broker partners to address the changing coverage needs of the insureds."

Colemont's goal is to negotiate and obtain the broadest possible coverage for its unique and diverse insureds. "RLI helps me take a Chevy and give them Rolls Royce coverage," Moody says.

For example, when one of Colemont's accounts agreed to earmark 50 percent of its repossessed units to house Hurricane Katrina evacuees, RLI agreed to provide the liability coverage.

"These were repossessed homes in low-income communities," she explains. "When they're unoccupied, there's liability to those who may be on the property. When the homes become occupied, that risk is different."

RLI not only provided coverage with fewer exceptions, but also priced it reasonably. "That's why we value RLI," Moody says. "Their skilled underwriters are empowered with the authority to make decisions based on their knowledge."

Moody calls RLI a first class insurance partner for Colemont. "They value this partnership, and it shows."





>top: RLI partners with Colemont Insurance Brokers, one of the largest independent wholesale brokers in the United States. Colemont's brokerage group is headquartered in Dallas, Texas. >left: RLI provides liability coverage for one of Colemont Insurance Brokers' clients, who is allowing Hurricane Katrina evacuees to live in its repossessed homes in Texas.

SHARON WESTERFIELD: DRIVEN TO SUCCEED

When Sharon Westerfield joined RLI as an underwriting director in 1992, she had already been in the insurance business almost 15 years. When the company offered her the opportunity to open a general liability branch in Dallas, Texas, 13 years ago, she was enthusiastic about the opportunity to start from scratch.

"We started at zero," Westerfield recalls. "I just started talking to brokers and forming alliances and building business relationships. They had to find out what I had to offer and I had to learn what it would take to write their business. Not every broker fits RLI's appetite — or our ethical standards."

In 2006, Westerfield surpassed the $100 million premium mark for her RLI career. And while that is considered quite an accomplishment, Westerfield is most proud of the profit delivered for RLI.

RLI is now the company to beat in the Dallas market, Westerfield says. "If RLI's on it, competitors will try to do it for less. They trust our judgment. If I come up with an approach, they'll match it. In 10 years, RLI is now the market leader and everyone else looks up to us. I think that is a fun place to be."



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RLI Corp. started as a single product company in 1965, branching out into other areas in 1977. Now, more than 40 years later, we pride ourselves on providing a wide variety of products that solve specific business needs and meet unique personal needs. Our mix of property, casualty, and surety products is written by the most talented underwriters in the industry and backed by top-notch support and service in our branches and in the home office.



photo: The support system set up by Tomasz Milczarek and his team allows RLI's Target Market Specialists to deploy new products in less than a week.

4. PROVIDE GREAT PRODUCTS AND STRONG HOME OFFICE SUPPORT.

A NEW WAY OF DOING BUSINESS FOR RLI

RLI has great specialty property and liability niche products for the hospitality, leisure, and recreation industries. We have now made it even easier for agents and their customers to take advantage of them.

"In 2006, our Target Market Specialists (TMS) group became licensed agencies in 35 states," explains Target Market Specialists vice president Jim Davis. "This is a different way of doing business for RLI. We still sell products through wholesalers and regional program administrators, but can now also deliver our products directly to retail agents — and that puts us closer to the customer."

TMS provides specialty niche products and service solutions for commercial establishments like bars, restaurants, hotels, golf courses, bowling centers, and sports fitness facilities. Oftentimes, these types of businesses get their insurance from a standard lines provider, directly from a retail agent. Prior to TMS' licensing, many potential customers wouldn't have even known RLI coverage was available to them. Davis calls the new arrangement a win-win situation.

"There are lot of reasons why this is a good idea," Davis says. "Because we develop relationships with agents and customers, we can expect a higher retention rate. Retail agents like it because of outstanding turnaround time and improved profit margins. RLI customers now have access to better coverage than ever before from a company with a strong financial standing and A+ rating. And because RLI's products are not standard, solutions are designed specifically for the businesses they protect. We combine customized coverage with better service than anybody."

Part of that service is thanks to home office support from RLI. While TMS was in the process of developing new products and distribution relationships throughout the United States, the information technology department in Peoria was busy developing both front-end and back-end support for this new way of doing business.

Project manager Tomasz Milczarek and his IT team were charged with installing, configuring, and modifying existing software to talk to the RLI system via Web service and creating terminal services so each underwriter can utilize a single point of access. The team also coordinated the deployment of the TMS Web site, which was created by the communication team.

Davis and his group set the standards for service level criteria. "They wanted retail agents to have an answer to a request for coverage within one business day," Milczarek says. "So we created a system that does that. It truly can happen in a day if all the information entered by the agent is complete. We guarantee efficiency, speed, and accuracy of data."

"That's a true advantage," says Davis. "The customer doesn't lose in coverage and wins in faster turnaround time. Sometimes that's the difference in whether we write the business or not."

Davis is excited about what the future holds for TMS. "We believe this is a way for us to be profitable and to build our expertise, truly customizing product delivery through this online system. It gives us a much better chance of increasing our profits."




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>top: TMS provides coverage for the hospitality industry, including bars and restaurants. >bottom: The Policy Administration System for managing agencies is one of three components in RLI's TMS support system.



photo: Bob Schauer, president of RLI Marine, went from managing a small piece of a large company to being a big fish in a small pond.

5. GIVE PEOPLE FREEDOM TO TRY NEW THINGS.

RLI is a place where talented people experience the magic of entrepreneurship and the energy it fosters. They have the freedom and the authority to do things their way, the resources to help make it happen, and a share of the rewards when they succeed.

FROM ZERO TO 30 IN 18 MONTHS

Great things are possible when you give people the freedom to try new things. Take RLI's new marine division. This talented team of underwriters came to RLI in 2005 with unparalleled industry knowledge, a few loyal customers, and a hunger for more.

"We had A+ rated paper and instant credibility in the marketplace with the RLI name," says Bob Schauer, president of RLI Marine. "They provided the infrastructure, IT support, and knowledge to get us up and running quickly and made a commitment to building a complete marine operation around the country."

The results have been remarkable. In just 18 months:

- Marine staff has increased from three employees to more than 30.

- The group now has a nationwide presence with people in nine locations.
- In 2006, the division wrote nearly $30 million in premiums.

Schauer points to the company's management style as the greatest reason for the tremendous growth. "Because we're a flat organization, without red tape, decisions are made at the underwriter level so that we can reply much faster with a policy or quote," he says. "Our customers appreciate that service.

"RLI asked us for one thing — to deliver consistent underwriting profits," Schauer continues. "And what we got in return was the freedom to run this business and an opportunity to share in the profits we generate."

Marine is a perfect example of the RLI business model — hiring a team of talented underwriters and giving them the support necessary to build a business. The RLI executive team trusts in the talent and abilities of its underwriters, providing leadership instead of micro-management.

"We're proud of what we've accomplished in such a short time and even more excited about what we know is coming," says Schauer. "What we've achieved in 2006 is a testament to the ability of RLI to integrate opportunities and enable quick success."



> top: RLI doesn't require underwriters to relocate to its Illinois home office. The marine division is headquartered in Manhattan and serves customers nationwide. **>bottom:** The marine group — shown here in its Manhattan conference room — is a success story RLI plans to replicate in the future.

SUPPORT FROM
THE HOME OFFICE

A new electronic platform developed by people in the RLI IT department is making growth even faster and easier for the marine group. The Marine Artisan Small Business System takes care of smaller premium accounts online.

This fully automated, Web-based system allows agents to bind policies without underwriter intervention. An agent submits information and knows immediately if it fits the RLI criteria. The agent chooses limits and sets a *deductible*, and a quote is e-mailed to the insured. If the insured accepts the quote, the agent will bind it and the system will issue the binder and a policy.



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"If all the criteria are met, the process can take 10 minutes or less from start to finish," says Eric Anderson, RLI technology analyst. "If the system decides the request does not meet the set criteria, the agent is given an option to have the request reviewed by an underwriter."

Because it's Web-based, agents and underwriters have access to the system if they're traveling, using someone else's office or even visiting a client. An agent in Florida recently used the system to bind an account on the spot during a Sunday-afternoon boat show. "We understand the value that IT adds to the business," says Anderson. "We went to New York and got a wish list from the folks in marine to make sure this meets their business needs."



photo: Agency owner Ron Schroeder appreciates the new, easy-to-use online transaction system developed for RLI's surety group.

6. FOCUS ON PROFITABLE GROWTH

RLI doesn't just want to grow — it wants to grow profitably. That's why every opportunity for growth is weighed by what it can do for the bottom line of our company. We either grow the products we have, or we add new ones to our portfolio. And we only do so if it can increase our profitability.

GROWING THROUGH GEOGRAPHY AND TECHNOLOGY

2006 was the best year in the history of RLI's 14-year-old surety operation. Gross premiums written were up 10 percent, while the net loss ratio was down 10.3 percentage points. Bottom-line profit was substantial.

RLI's surety group writes bonds nationwide for four independent business units: contract; oil, gas, and energy; miscellaneous (high-volume, low premium); and commercial.

"We had an incredible year based on the strengths of people in the field and a good economy," says Roy Die, vice president, surety. "Underwriting income doubled — from $5.2 million in 2005 to $10.7 million in 2006."

Die attributes much of the growth to geographic expansion and a consistent approach to underwriting. "We're already in four different surety segments. We've determined the types of business we want to be in, and will continue to be a dependable market for these products."

"This is a relationship business," says Dave Sandoz, vice president, surety. "We look for experienced surety people who have already developed those relationships and have a successful track record. We transition them to our model and systems quickly so they can hit the ground running."

The surety business is cyclical based on the economy — but RLI's solid underwriting helps the group turn a profit even in market downturns. "We have talented underwriters making good risk decisions and we have the best underwriters for each situation closest to that transaction," says Sandoz. "They understand the markets they're in better than anyone."

Peoria, Ill., agency owner Ron Schroeder appreciates the unsurpassed knowledge of RLI underwriters and the freedom they have to embrace new ideas. He operates Peoria Insurance Services, selling license and permit, fidelity, and other miscellaneous bonds. He also has a second agency, Notary Express, which is a mass marketer supplying notary bonds in six states. He hopes to expand to 10 states by year end, and credits RLI's innovation and technology as a key to that growth.

"Most insurance companies are managed with an 'ivory tower' philosophy — and everyone below that level is a little apprehensive about doing anything new," he says. "But at RLI, they are expected to entertain new ideas and new profit centers. That's very good for me because I like to look for those niche markets — just like RLI."

The launch of a new online transaction system for the surety group is helping Schroeder with his expansion. RLink² is a faster, smarter, and easier version of a tool dating back to the mid-1990s. The vision is to use RLink² throughout the entire surety division, but the initial focus is on higher transaction accounts like those found in the miscellaneous surety category.

The new tool delivers Web-based real-time access and can quote, rate, and issue bonds instantly. It allows agents to issue bonds within their underwriting authority and provides electronic document management. And cutting down the workload makes RLI more appealing to agents.

"Any time a company can shift the processing function to the agent, it becomes more efficient for both entities to operate," says Schroeder. "For example,


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>top: The new system improves on its earlier version, RLink, by plugging in calculations behind the scenes and eliminating the need for pricing cards.

RLI allows me to market notary and notary errors and omissions business, so I can expand my operation. They provide the service and platform and let me run with the ball. It's a win-win situation."



>photos: Agency owner Ron Schroeder appreciates the fact that RLink^2 significantly reduces the amount of paperwork required to write surety bonds. Instead of being stored in his filing cabinets, left, RLink^2 stores data in an easy-to-access Web-based system. The system shifts processing functions to the agent — making it more efficient for both the agent and RLI.



"RLink^2 provides a number of benefits to agents," says Karl Flower, director of application technology. "It's an easy-to-use, one-touch system. The agent gets on the Web, plugs in data, finds out the cost, executes the bond, and then sends his customer out the door with a bond form in his hand."

Requests that don't fall within the controlled limits are automatically routed to an RLI underwriter. "It comes off as seamless to the agent," says Sandoz. "Even when a request is referred to an underwriter, we do it behind the scenes very quickly."

Schroeder and other agents helped RLI design the system. "We made suggestions how a marketing agency like mine would like to see it, and they've adapted it to meet our needs," he says. "It's completely automatic. There's no downtime waiting for approvals, which is essential to us. They're as hands-off as they can be."

While RLink^2 was designed to make RLI attractive to surety agents, it includes a number of benefits for RLI as well. It takes volumes of knowledge from underwriters and stores it in one easy-to-access place.

"It simplifies our lives," says Flower. "Now we don't have to chase documents. Before, a folder would be routed, filed, then pulled again. We've made a big effort to get things scanned so they are available electronically. We had 80,000 documents scanned into the system over the last year. The elimination of paper alone justified this project."

"To make surety profitable, you need good people on the front end, which we have," says Sandoz. "On the back-end, you need lots of good management and staff. They deliver centralized agency support, handle processing and collections, and assist our underwriters throughout the country with general underwriting support."

Schroeder considers RLI a partner. "Any time I have the vice president's phone extension in my Rolodex, and when I call he answers the phone, that is a company I want to do business with. And it's not only their vice presidents, but IT people as well. Sandy Swinford (director of surety automation) has both agency and

IT experience, so she's always willing to listen. She'll tell me if something can't be done — and if it can, she'll say, 'Why didn't I think of that?'

"They think independently, and because they deal with independent agencies, there's more of a meeting of the minds," Schroeder says.

TAKING ADVANTAGE OF MARKET OPPORTUNITIES

Sometimes success means taking advantage of opportunities. Thanks to its size and flat organizational structure, RLI is able to quickly capitalize on market changes. In 2006, the company continued to increase premium writing on the heels of the 2004 and 2005 hurricane season.

"The catastrophe market reaction to the 2005 hurricane season was swift and dramatic," says Jeff Wefer, senior vice president, E&S property. "Many traditional writers had followed the market down during this period and had to leave the arena either due to losses or over-exposure. Buyers who were used to low deductibles and large limits became frantic in their search to obtain even minimal coverage."

The situation created many opportunities, Wefer explains, and because RLI has remained consistent and adhered to its guidelines, the company was in position to take advantage of them. "This has always been one of our goals," Wefer says. "We position ourselves so we can pursue opportunities as they arise and use our expertise to outperform the general market."

In addition to a team of top-notch underwriters and strong relationships with brokers, RLI uses leading-edge risk management techniques and modeling tools to make educated decisions that lead to profitable growth. "There's no real ramp-up period because our systems capabilities support the underwriters," says Wefer.

"Leveraging IT enables them to write more business, issue more policies, and provide outstanding service with a rapid turnaround. They're able to quickly quote and bind coverage.

"Growth in this area was practically overnight — and we had the people, systems, and relationships in place to make it happen."



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RLI GROWTH STRATEGY

- Recruit proven underwriting talent to grow existing products
- Recruit new product leadership teams to expand RLI's product portfolio
- Selectively consider niche acquisitions to grow existing products or add new ones
- Empower underwriters to nimbly pursue opportunities
- Equip underwriters with leading technology capabilities
- Employ leading risk management techniques to maximize profit potential
- Deliver unmatched customer service and responsiveness

7. KEEP YOUR PROMISES

Insurance is a promise from start to finish. We promise to deliver an innovative, cost-effective product that meets each customer's individual needs. We promise to nurture relationships by returning phone calls, answering questions, and continually looking for ways to improve coverage. And we promise to quickly and proactively process claims, defend our insureds, and get a fair resolution.



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BACK

photo: Dennis Firestone, a former CART driver who raced in the Indianapolis 500, is the owner of RLI customer KKW Trucking Inc. and Furniture Transportation Systems Inc.







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>left: RLI provides transportation coverage through SafeFleet Insurance Services in Irvine, Calif. >right: SafeFleet agent Bruce Blumberg, left, has a long-term relationship with the KKW team: from left, John Naughton, owner Dennis Firestone, Susan Zellmann and Lynnette Brown.

BUILDING A RELATIONSHIP BASED ON TRUST

A long-term relationship between a California-based trucking company, RLI, and SafeFleet Insurance Services is a success because all three are dedicated to keeping their promises.

RLI promises to provide innovative coverage and exceptional claims service. The trucking company, KKW Trucking Inc. and Furniture Transportation Systems Inc. (KKW/FTS), promises to do everything possible to maintain a safe operation. And SafeFleet agent Bruce Blumberg vows never to make promises he can't keep.

"If we fail to keep our promises, I'm out of business," says Blumberg, who started SafeFleet and later sold it to RLI. "Since I only do trucking, I must have a good reputation. These guys talk to one another. I have to maintain their trust."

Blumberg had tried to land the KKW/FTS account for a number of years. When an upward spiral in the cost of fleet insurance made coverage unaffordable for many trucking firms, KKW/FTS came to RLI for help and has never looked back.

"We were really scrambling," says owner Dennis Firestone. "We were trying to find a solution to the high cost of insurance that would allow us to survive."

That desperation led Firestone to a new way of insuring his fleet. "Previously we had coverage with low deductibles. But we paid a higher price for that luxury. We decided we needed to take on more risk in order to make our insurance affordable during those tough times. So that's what we did."

RLI provides innovative solutions for the transportation market, says Blumberg. "We specialize. We know and are focused on the trucking business. We won't walk away when other companies might pull coverage or jack up their prices."

Firestone says the new way of insuring his fleet has changed the way the company thinks about claims. "Of course, you always care if you have a claim," he says. "But it seems now we care even more when we're writing the checks. We didn't feel it as much when the insurance company was handling it."

Now Firestone wouldn't have it any other way. "In retrospect, it's been a great, fortuitous situation," he says. "The cost of lower deductible insurance has gone down significantly over the last four or five years, but we're not changing. We actually paid a premium last year to stay with RLI, because I didn't want to disturb a winning combination."

It helps that RLI's claim service is top-notch. "RLI always handles the claims," says Blumberg. "There will always be a person from RLI handling every claim and making decisions regarding it."

RLI recently located a claims representative in the California office to provide even better service. "We have a great rapport with the claims representative," says Susan Zellmann, KKW/FTS safety manager. "He always calls me right back and stays on top of cases. It makes my job so much easier. I'm very happy."

8. SHARE THE REWARDS.

photo: Steve Lindell shows off one of the five classic cars he keeps at his retirement home in New Hampshire.



From the ESOP program to generous compensation and benefits, RLI lives up to its promise to share the rewards of success with the people who make it possible. Those who have retired from the company are proud of their contributions and now reap the rewards for their hard work, dedication, and commitment to RLI.

RETIRED EMPLOYEES ARE GRATEFUL FOR THE OPPORTUNITIES PROVIDED BY RLI

STEVE LINDELL

Steve Lindell, who retired in 2006 as senior vice president of casualty brokerage, joined RLI at a time of incredible growth. "The company was beginning its transition from contact lens insurance to multiple lines. They hired a number of people like me, with backgrounds in surplus lines, and enabled us to start up our own divisions.

"In the beginning, we had to do it all," he says. "Find office space, hire staff, write the policies, develop a broker network, and collect the premiums. It sounds like a challenge — and it was. But it was also very satisfying — especially when you're part of a company that is committed to you."

Lindell says part of the appeal was being able to share in the success of the overall company. "Jerry Stephens was very much the creator of the RLI ESOP. It was an uncommon thing," he says. "We were all partners in the success of RLI. The sky was the limit. Everyone participated. We all shared in it year after year."

While Lindell found the personal financial rewards unmatched, the benefits of working for RLI were much more than money. "It was the opportunity I had to do something enjoyable for 20 years," he says. "There's not another company that would have given me what RLI did — the autonomy, the opportunity to be creative."

Over the years, Lindell had good offers from other companies, but nothing could compare to RLI. "I can't emphasize enough how unique this company is," he says. "It's remarkable. It's singular. It's more akin to the high-tech companies today in the way it treats its employees. This was a golden partnership. I'm grateful for the things it allowed me and our family to do."

MARY MALSON

Mary Malson, who recently retired after nearly 25 years at RLI, has some words of advice for newcomers to the company: "If you leave here, you are absolutely nuts."

Malson joined RLI as a part-time secretary nearly 25 years ago. She retired in 2006 as an executive secretary at the young age of 55 with benefits that will allow her to truly enjoy her retirement.

"I had never even heard of an ESOP company before I joined RLI," she says. "I just knew that RLI was a great company to work for. I was surprised 24 years ago at the part-time salary — and was even more pleased with the full-time salary. They reward people appropriately because they want you to stay.

"I wouldn't be retiring at age 55 if I hadn't worked here," she says. "The ESOP and all the benefits were just outstanding."

Unfortunately, Malson had the opportunity to experience firsthand the company's health benefits when she suffered a serious illness. "If that had happened prior to my working at RLI, it definitely would have been a big financial burden," she says. "I was able to focus on getting well and not have to worry about how we were going to pay the medical bills."

In addition to the financial rewards, she enjoyed the RLI atmosphere, where people take pride in working for the company they own — and they are acknowledged for their performance. "We all get recognition for our hard work, and that's great.

"I just can't say enough good things about RLI," Malson continues. "They're doing an outstanding job for everyone who works here."

>bottom: Recent retiree Mary Malson looks forward to spending more time with her granddaughters.


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After a three-week vacation in Hawaii, Malson and her husband will settle into retirement. Malson loves to travel, work in her garden, and spend time with her five grandchildren — all who live nearby.

"I've been really blessed to work at RLI," she says. "This company made it possible for me to be able to now enjoy these things I love."



photo: Mike Stone is looking for people with great ideas and entrepreneurial zeal to help RLI grow.

9. LOOK AHEAD.

2006 was a great year. Thanks to our adherence to the principles that drive our success, we've accomplished great things. We're proud of our employees and the work they've done and we offer our congratulations. But we haven't gotten where we are today by resting on our past accomplishments. As we look ahead, we see there's more work to be done.

MIKE STONE FOCUSES ON THE FUTURE

Mike Stone, president and COO, is responsible for coordinating RLI's growth strategy — expanding existing products, starting new ones, and acquiring other companies. His vision supports RLI's renewed focus on profitable growth.

"Our No.1 goal remains finding talented underwriters to develop and lead product areas," Stone says. "We want new people to join this exclusive club of talented product leaders."

Aaron Jacoby, vice president, corporate development, wants to get the message out that RLI is a "destination of choice" for underwriters. But not just any underwriter will find RLI the right fit. "It takes a special kind of person, with the drive and vision to think beyond the next account, to be successful at RLI. They must be able to set up the business, take responsibility for it, be accountable — and then reap the rewards."

Growth will be both organic and inorganic; that is, expanding the existing product line and taking on new lines. Not all product lines fit within the RLI business model — a model that has been successful for decades and will not change. RLI will continue to focus on specialty products that are overlooked by the general marketplace.

RLI has a demonstrated history of starting and growing new products. Examples include the early specialty products of general liability and commercial property in the early 1980s, the additions of transportation and surety in the 1990s, and most recently, RLI Marine in 2005.

The future also will mean leveraging information technology — taking advantage of IT for internal purposes as well as using it as a means to provide greater support for underwriters, brokers and agents, and our customers themselves.

"RLI is an extraordinary opportunity for people," Jacoby says. "People join RLI for the chance to run a business outside the typical corporate environment.





>top: Aaron Jacoby's responsibilities include focusing on future growth opportunities for RLI.

We're a group of talented, empowered people who have access to great products and the leading technology. We want people to say, 'That's the kind of place I want to work.'"

UNDERWRITING — THE RLI WAY

In 2006, RLI began a training program designed to teach new underwriters "the RLI way." While hiring underwriters with many years of experience will continue to be the RLI goal, the company also recognizes the competition for talent and started this program in reaction to the growing demand for underwriting excellence.

"We've always hired experienced underwriters — and we still plan to," says Mike Stone, president and COO. "But we realize the need to provide some training that young people may not be getting at school or in the marketplace. That's what this program is about."

"We're looking for people who are aggressive, competitive, but still capable of being part of a team," says program coordinator Frank Clairmont, manager, target markets and insurance training. "We want them to learn the basics of insurance and the basics of underwriting the RLI way."

REVIEW OF OPERATIONS

RLI INSURANCE GROUP

In general, we have experienced continued softening in the marketplace over the last three years. While the year did show moderate growth overall, the property segment saw significant premium increases through the first three quarters of 2006 as rates were up markedly in catastrophe-prone areas. Underwriting income was up considerably in our insurance operations. The casualty segment posted similar results to those of 2005 while the property segment benefited from a light hurricane season and reported underwriting income, compared to a loss in 2005. The surety segment continued its trend of growing profitability by more than doubling the 2005 result. The following table and narrative provide a more detailed look at individual segment performance over the last three years.

Gross premiums written (in thousands)	**2006**	2005	2004
Casualty	**$506,887**	$519,115	$519,817
Property	**225,610**	176,228	178,625
Surety	**66,516**	60,669	54,146
Total	**$799,013**	$756,012	$752,588
Underwriting income (loss) (in thousands)			
Casualty	**$ 68,393**	$ 72,024	$ 19,560
Property	**4,988**	(8,342)	20,400
Surety	**10,675**	5,201	(69)
Total	**$ 84,056**	$ 68,883	$ 39,891
Combined ratio			
Casualty	**80.4**	80.0	94.7
Property	**95.9**	110.3	79.2
Surety	**82.1**	90.0	100.2
Total	**84.1**	86.0	92.2

Casualty

Casualty gross premiums written were down 2 percent in 2006 while virtually flat from 2004 to 2005. Only the umbrella and executive product coverages experienced growth while all other lines were down by varying degrees as marketplace conditions for this segment continued to soften. Despite competitive pressures, we remained disciplined in writing only those accounts which we believe will provide adequate returns. This soft marketplace is likely to continue suppressing premium growth in 2007.

The 80.4 combined ratio for the casualty segment in 2006 was almost unchanged from the 2005 measure of 80.0. In each of these years, actuarial studies indicated that cumulative experience attributable to some casualty coverages for mature accident years were considerably lower than the reserves booked. Therefore, reserves were released in the amounts of $39.3 million and $51.8 million for 2006 and 2005, respectively. While we had been experiencing robust price improvements in this segment the last several years, we also produced significant new business with new exposures. Our reserving evaluation process requires adequate time periods to elapse to assess the impact of such changes in marketplace conditions on our book of casualty business.

Property

Gross premiums written in the property segment rose 28 percent in 2006 compared to declines of 1 percent in 2005 and 8 percent in 2004. The turnaround occurred as a result of considerable rate increases in hurricane and earthquake-prone areas while our actual exposure to these events declined. Additionally, the marine division that launched in 2005 contributed increased gross premiums written of $16.2 million in 2006. In 2005, we experienced a significant decline in our construction coverage, which we exited during the fourth quarter of that year. Earthquake coverage premiums had dropped in 2005 as we focused on reducing our exposure. Segment revenues for 2005 decreased disproportionately as we incurred charges of approximately $10.0 million to meet minimum reinsurance premium requirements as well as to reinstate reinsurance coverage exhausted by loss activity on our construction coverage. Revenue bounced back in 2006, increasing by 52 percent.

Underwriting income was $5.0 million in 2006 compared to a loss of $8.3 million in 2005 and income of $20.4 million in 2004. Although we experienced a light hurricane season in 2006, other catastrophe losses such as tornadoes and hailstorms, along with increased severity of commercial fire losses, served to hamper the segment's profitability. Favorable loss reserve development from the two prior years' hurricane reserves contributed $4.2 million to profits in 2006. However, additional charges were incurred from the run-off of the previously exited construction coverage, which amounted to $13.7 million this year compared to charges of $13.5 million in 2005. The 2005 results were affected by the second straight year of severe hurricane activity, which negatively impacted the segment by $22.3 million. While the property charge in 2004 from hurricane activity was $10.1 million, there was some favorable development of those reserves in 2005 which provided a benefit of $2.2 million.

Surety

Surety gross premiums written increased for the third straight year. As was the case in 2005, all the major coverages in this segment produced increases in 2006. Total segment revenue followed suit, improving by 15 percent in 2006 compared to 9 percent and 3 percent in 2005 and 2004, respectively.

Underwriting income more than doubled in the surety segment in 2006, totaling $10.7 million compared to $5.2 million in 2005. These results reflect the benefit of re-underwriting efforts initiated during 2003 and 2004. Favorable development on prior accident years' loss reserves resulted in a benefit of $2.6 million in 2006 and $2.1 million in 2005.

NET INVESTMENT INCOME AND REALIZED INVESTMENT GAINS



During 2006, net investment income increased by 16 percent due to continued positive operating cash flow. On an after-tax basis, net investment income increased by 14 percent. Operating cash flows were

$171.8 million in 2006, compared to $198.0 million in 2005, and $189.0 million in 2004. The average annual yields on our investments were as follows for 2006, 2005, and 2004:

	2006	2005	2004
Pretax yield			
Taxable (on book value)	**5.22%**	4.90%	4.92%
Tax-exempt (on book value)	**4.02%**	3.98%	4.10%
Equities (on market value)	**2.78%**	2.80%	3.26%
After-tax yield			
Taxable (on book value)	**3.40%**	3.19%	3.20%
Tax-exempt (on book value)	**3.81%**	3.77%	3.88%
Equities (on market value)	**2.39%**	2.40%	2.79%

The after-tax yield reflects the different tax rates applicable to each category of investment. Our taxable bonds are subject to our corporate tax rate of 35 percent, our tax-exempt municipal bonds are subject to a tax rate of 5 percent, and our dividend income is generally subject to a tax rate of 14 percent. During the year, we focused on purchasing high-quality investments, including U.S. government and agency securities, municipal bonds, mortgage-backed securities, and asset-backed securities, primarily in the 5-15 year range of the yield curve.

INTEREST AND GENERAL CORPORATE EXPENSE

Interest on debt fell 8 percent as short-term obligations were paid off during the year. While debt interest was basically flat in 2005, the 2004 increase resulted from the issuance of $100 million in 10-year maturity senior notes in December 2003. Decisions regarding future short-term debt management will be based on available cash flow and the interest rate environment. General corporate expenses tend to fluctuate relative to our executive compensation plan and have increased in each of the last three years due to strong operating results. This model measures comprehensive earnings against a minimum required return on our capital. Additionally, legal fees, director fees, and travel rose since 2003.

INVESTEE EARNINGS

We maintain a 40 percent interest in Maui Jim Inc. (Maui Jim), primarily a manufacturer of high-quality polarized sunglasses. Maui Jim's chief executive officer owns a controlling majority of the outstanding shares of Maui Jim. In 2006 we recorded $8.8 million in earnings from this investment compared to $8.4 million in 2005 and $5.0 million in 2004. The upward trend over the last two years is the result of improved operating performance. Also included in this caption were $6.3 million, $2.5 million and $0.5 million in earnings over the last three years from our investment in Taylor, Bean & Whitaker Mortgage Corp. (TBW). During the fourth quarter of 2004, we converted warrants to common stock in this private mortgage origination company, which increased our ownership interest to 21 percent. Prior to the conversion, earnings from this ownership were reflected in net investment income. In the fourth quarter of this year, we sold our equity in TBW for $32.5 million resulting in a pretax realized gain of $16.2 million.

INCOME TAXES

Our effective tax rates were 28 percent, 26 percent, and 27 percent for 2006, 2005, and 2004, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate for 2006 was higher than 2005 and 2004 due to the increase in underwriting income and net realized gains, which were taxed at 35 percent. Partially offsetting this increase, results for 2006 included the favorable resolution of a recent tax examination of our tax years 2000 through 2004. As a result of this exam, we recorded a $3.2 million tax benefit, *resulting from a change in tax estimate related to the sale of assets. In* 2006 and 2005, a tax benefit was realized associated with a dividend declared and payable in 2007 and 2006, respectively, from an unconsolidated investee, Maui Jim. As required under Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes," the gain reflects the tax benefit of applying the lower tax rate applicable to affiliated dividends (7 percent) as compared to the corporate capital gains tax rate (35 percent) on which previous tax estimates were based. In addition, our pretax earnings in 2006 included $28.7 million of investment income that is wholly or partially exempt from federal income tax, compared to $28.2 million and $25.2 million in 2005 and 2004, respectively.

OUTLOOK FOR 2007

Our insurance marketplace, and in particular the excess and surplus lines segment, is subject to cycles involving alternating periods of price increases ("hard markets") and price decreases ("soft markets"). Pricing in the overall insurance marketplace has been on the decline for the past several years. We expect this trend to continue, although each of our insurance segments will likely be impacted by varying degrees. We also expect to see some organic growth in 2007 and underwriting income in all three of our insurance segments absent any major catastrophe. Specific details regarding events in our insurance segments follow.

Casualty - We expect the price softening seen in 2006 to continue in 2007. We will maintain our profit-focused strategy and look to broaden our production sources and product offerings as a means to holding our market position and potentially growing this segment. Rising profitability and rising levels of capital for the industry will serve to intensify competition for this segment. We look to our ability to exercise underwriting discipline and select quality risks to continue our profitability in 2007.

Property - The industry took advantage of a quiet Atlantic hurricane season to rebuild capital depleted by hurricane events in 2005. We believe property pricing will soften, but not to pre-Katrina levels. Pricing actions will be tempered by greater rating agency focus on catastrophe claims-paying ability. We expect to continue to see premium growth and favorable loss experience in this segment in 2007. Our marine business should continue to grow moderately, while we expect losses from our run-off construction book to stabilize.

Surety - The surety segment, like our other segments, should feel the pressure of a softening marketplace. The steps we have taken over the past several years to address loss experience, coupled with a strong staffing model aided by decision support tools, point to continued profitability in 2007.

Investments - *Within our investment portfolio,* we expect to continue to increase investment income as the balance of our portfolio grows from operating and investing cash flow. Interest rates for bonds with maturities of greater than five years, where a majority of our fixed income portfolio is concentrated, have remained relatively stable in the last couple of years, although they are below the historical average. If interest rates increase, we will be able to invest our cash flow into higher-yielding investments which would improve investment income. However, rising interest rates will depress the fair value of our bond portfolio which will negatively impact comprehensive earnings and book value. Twenty percent of our portfolio is invested in common stocks. We expect the dividend income on these stocks to grow and the value of this portfolio will be dictated by the performance of the general stock market, which is difficult to predict.

To view our comprehensive financial information, please refer to our 2006 financial report.



VISUAL REVIEW OF OPERATIONS

BOOK VALUE AND STOCK PRICE GROWTH

Over the last five years, book value has grown 68 percent and our stock price has risen 102 percent.



in millions
60
55
50
45
40
35
30
25
20
15
10
5
0
27.9
37.46
41.57
49.87
56.42
18.50
22.02
24.64
27.12
31.17
02
03
04
05
06
Stock price
Book value

DIVIDENDS PER SHARE

RLI has paid and increased dividends for 31 straight years.



per share
$ .80
.70
.60
.50
.40
.30
.20
.10
0
.35
.40
.51
.63
.75
02
03
04
05
06

INSIDER OWNERSHIP

Fifteen percent of RLI stock is owned by 724 RLI associates and other insiders.



15%
ESOP & Insiders
85%
Institutions
& other public

PREMIUM BY STATE

RLI operates in every state. Here are the top eight.



13.8%
Florida
9.2%
Texas
14.0%
New York
4.1% New Jersey
3.1% Illinois
2.5% Washington
2.4% Pennsylvania
18.7%
California
32.2%
All other

SEGMENT PROFITS

Our three segments generated $84.1 million in 2006 underwriting profit.

in millions


$ 80
70
60
50
40
30
20
10
0
-10
72.0
68.4
19.6
20.4
5.2
10.7
(.07)
5.0
(8.3)
04
05
06
Casualty
Property
Surety

SEGMENT PREMIUMS

Overall gross premiums written remained relatively flat.

in millions


$ 600
500
400
300
200
100
0
519.8
519.1
506.9
225.6
178.6
176.2
54.1
60.7
66.5
04
05
06
Casualty
Property
Surety

INVESTMENT PORTFOLIO

Our investment portfolio is well diversified to both minimize risks and maximize long-term returns.


27.5%
Gov't/
Agencies
27.4% Municipal
5.7% Short-term
6.2% Asset-backed
20.1%
Equity
13.1%
Corporate



VISUAL REVIEW OF OPERATIONS, CONT.

	COVERAGES	CUSTOMERS	COMPETITORS
CASUALTY	Commercial automobile, commercial general liability, commercial umbrella/excess liability, deductible buy-back, directors and officers liability, employers indemnity, employment practices liability, fiduciary liability, @Home business *owners, labor management* trust, miscellaneous professional liability, motor truck cargo, personal umbrella liability, private and non-profit liability, products liability, and programs.	Our casualty insureds include habitational accounts, small non-profits, multinational and national corporations, personal lines accounts such as personal umbrella customers nationwide, commercial contracting risks, and transportation fleets.	Competitors vary by product, but generally include St. Paul/Travelers, Scottsdale Insurance, Lexington Insurance Company, General Star, Great West Casualty, AIG, CNA, and Chubb.
PROPERTY	All risk, commercial property, commercial earthquake, difference in conditions, fire and associated perils, homeowners insurance, inland marine, and marine cargo, hull, and other liabilities.	Our commercial property insureds include smaller business owners to large companies with a wide range of customers. Personal lines insureds involve Hawaii homeowners and renters, as well as home-based businesses nationwide. Marine insureds are shipping operations, including vessels and land facilities.	Competitors vary by product, but generally include Lexington Insurance Company, ARCH Insurance Company, St. Paul/Travelers, General Star, MOAC, AIG, and Fireman's Fund in commercial lines. Hawaii competitors include First Insurance Company.
SURETY	Commercial bonds, contract bonds, court bonds, federal bonds, fidelity bonds, license and permit bonds, notary bonds, energy-related bonds, probate bonds, and public official bonds.	Surety principals include individuals, contractors, small business owners, small to large corporations, and businesses operating in the energy, petrochemical, and refining industries.	Competitors vary by product, but generally include ACE, SAFECO, CNA Surety, and St. Paul/Travelers.

DISTRIBUTION CHANNELS	GROSS PREMIUMS WRITTEN	COMBINED RATIO

	retail agent/broker	wholesale broker	general agency
Executive products	□	□	
General liability		□	
Commercial and personal umbrella	□	□	□
Programs	□		□
Transportation	□		

	in millions	% change
General liability	$194.7	(4.5)
Commercial and personal umbrella	101.9	3.3
Transportation	77.1	(3.0)
Exec. products	66.9	10.7
Programs	31.7	(17.9)
Other	34.6	(9.3)
TOTAL	**$506.9**	**(2.4)**

	loss ratio	exp ratio	combined
2006	51.1	29.3	80.4
2005	50.6	29.4	80.0
2004	67.3	27.4	94.7
2003	72.1	26.3	98.4
2002	70.8	29.6	100.4

	retail agent/broker	wholesale broker	general agency
Earthquake		□	
E&S Property		□	
Personal lines	□		□
Marine	□	□	

	in millions	% change
Commercial fire	$ 110.2	29.7
Earthquake/DIC	70.9	31.8
Marine	28.7	129.9
Other	15.8	(36.8)
TOTAL	**$225.6**	**28.0**

	loss ratio	exp ratio	combined
2006	56.0	39.9	95.9
2005	68.7	41.6	110.3
2004	42.6	36.6	79.2
2003	30.1	33.7	63.8
2002	33.9	38.7	72.6

	retail agent/broker	wholesale broker	general agency
Contract bonds	□		
Commercial bonds	□		
Miscellaneous bonds	□		
Oil & gas bonds	□		

	in millions	% change
Miscellaneous	$ 21.3	7.5
Energy	16.1	5.0
Commercial	16.5	22.4
Contract	12.8	16.1
Other	(0.2)	(115.2)
TOTAL	**$66.5**	**9.6**

	loss ratio	exp ratio	combined
2006	17.3	64.8	82.1
2005	27.6	62.4	90.0
2004	38.5	61.7	100.2
2003	50.2	64.0	114.2
2002	50.5	65.5	116.0



CONSOLIDATED BALANCE SHEETS

The summary financial statements are excerpted from the audited 2006 RLI Corp. Financial Report.

In thousands, except share data — Years ended December 31	**2006**	2005
Assets		
Investments:		
Fixed maturities:		
Available-for-sale, at fair value (amortized cost – $1,240,020 in 2006 and $1,189,408 in 2005)	**$ 1,234,571**	$ 1,181,636
Held-to-maturity, at amortized cost (fair value – $108,730 in 2006 and $138,902 in 2005)	**106,310**	134,451
Trading, at fair value (amortized cost – $15,125 in 2006 and $15,465 in 2005)	**14,960**	15,312
Equity securities available-for-sale, at fair value (cost – $201,443 in 2006 and $186,417 in 2005)	**368,195**	321,096
Short-term investments, at cost which approximates fair value	**104,205**	45,296
Total investments	**1,828,241**	1,697,791
Cash	–	–
Accrued investment income	**18,628**	16,974
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $21,620 in 2006 and $19,987 in 2005	**126,021**	126,894
Ceded unearned premiums	**97,596**	114,668
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $16,806 in 2006 and $18,605 in 2005	**525,671**	593,209
Deferred policy acquisition costs, net	**73,817**	69,477
Property and equipment, at cost, net of accumulated depreciation of $38,060 in 2006 and $35,306 in 2005	**20,590**	20,859
Investment in unconsolidated investees	**36,667**	54,340
Goodwill, net of accumulated amortization of $4,700 in 2006 and 2005	**26,214**	26,214
Other assets	**17,851**	15,444
Total assets	**$ 2,771,296**	$ 2,735,870

–continued

Years ended December 31	2006	2005
Liabilities and shareholders' equity		
Liabilities:		
Unpaid losses and settlement expenses	**$ 1,318,777**	$ 1,331,866
Unearned premiums	**387,811**	383,683
Reinsurance balances payable	**85,046**	97,526
Notes payable, short-term debt	**–**	15,541
Income taxes – current	**8,318**	4,425
Income taxes – deferred	**27,069**	22,717
Bonds payable, long-term debt	**100,000**	100,000
Other liabilities	**87,755**	87,171
Total liabilities	**2,014,776**	2,042,929
Shareholders' equity:		
Common stock ($1 par value, authorized 50,000,000 shares, issued 31,689,740 shares in 2006 and 31,344,058 shares in 2005)	**31,690**	31,344
Paid-in capital	**187,632**	181,794
Accumulated other comprehensive earnings net of tax	**105,145**	82,785
Retained earnings	**594,147**	478,043
Deferred compensation	**7,744**	7,735
Treasury stock, at cost (7,416,762 shares in 2006 and 5,792,753 shares in 2005)	**(169,838)**	(88,760)
Total shareholders' equity	**756,520**	692,941
Total liabilities and shareholders' equity	**$ 2,771,296**	$ 2,735,870

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

The summary financial statements are excerpted from the audited 2006 RLI Corp. Financial Report.

In thousands, except share data — Years ended December 31	**2006**	2005	2004
Net premiums earned	**$ 530,338**	$ 491,307	$ 511,348
Net investment income	**71,325**	61,641	54,087
Net realized investment gains	**31,045**	16,354	13,365
Consolidated revenue	**632,708**	569,302	578,800
Losses and settlement expenses	**256,889**	251,170	306,131
Policy acquisition costs	**145,776**	136,058	134,595
Insurance operating expenses	**43,617**	35,196	30,731
Interest expense on debt	**6,581**	7,118	6,894
General corporate expenses	**8,069**	6,780	5,536
Total expenses	**460,932**	436,322	483,887
Equity in earnings of unconsolidated investees	**15,117**	10,896	5,429
Earnings before income taxes	**186,893**	143,876	100,342
Income tax expense (benefit):			
Current	**59,942**	40,481	32,495
Deferred	**(7,688)**	(3,739)	(5,189)
Income tax expense	**52,254**	36,742	27,306
Net earnings	**$ 134,639**	$ 107,134	$ 73,036
Other comprehensive earnings (loss), net of tax			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during the period	**$ 32,011**	$ (12,594)	$ 16,871
Less: Reclassification adjustment for gains included in net earnings	**(9,651)**	(10,638)	(8,553)
Other comprehensive earnings (loss)	**22,360**	(23,232)	8,318
Comprehensive earnings	**$ 156,999**	$ 83,902	$ 81,354

—continued

Years ended December 31	**2006**	2005	2004
Earnings per share:			
Basic			
Net earnings per share	**$5.40**	$4.21	$2.90
Comprehensive earnings per share	**$6.30**	$3.30	$3.23
Diluted			
Net earnings per share	**$5.27**	$4.07	$2.80
Comprehensive earnings per share	**$6.14**	$3.19	$3.12
Weighted average number of common shares outstanding:			
Basic	**24,918**	25,459	25,223
Diluted	**25,571**	26,324	26,093



CONSOLIDATED STATEMENTS OF CASH FLOWS

The summary financial statements are excerpted from the audited 2006 RLI Corp. Financial Report.

In thousands Years ended December 31	2006	2005	2004
Cash flows from operating activities			
Net earnings	**$ 134,639**	$ 107,134	$ 73,036
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net realized investment gains	**(31,045)**	(16,354)	(13,365)
Depreciation	**3,503**	3,228	3,033
Other items, net	**5,783**	11,311	10,738
Change in: Accrued investment income	**(1,654)**	(1,791)	(2,378)
Premiums and reinsurance balances receivable (net of direct write-offs and commutations)	**873**	19,773	6,193
Reinsurance balances payable	**(12,480)**	19,464	(14,320)
Ceded unearned premium	**17,072**	(13,221)	302
Reinsurance balances recoverable on unpaid losses	**67,538**	(129,029)	(92,132)
Deferred policy acquisition costs	**(4,340)**	(2,331)	(3,409)
Accounts payable and accrued expenses	**3,005**	9,693	2,411
Unpaid losses and settlement expenses	**(13,089)**	199,267	229,158
Unearned premiums	**4,128**	16,479	(437)
Income taxes: Current	**6,823**	(7,187)	4,460
Deferred	**(7,688)**	(3,739)	(5,189)
Stock option excess tax benefit	**(2,930)**	–	–
Changes in investment in unconsolidated investees: Undistributed earnings	**(15,117)**	(10,896)	(5,429)
Dividends received	**16,500**	–	–
Net loss (proceeds) from trading portfolio activity	**254**	(3,774)	(3,710)
Net cash provided by operating activities	**$ 171,775**	$ 198,027	$ 188,962

–continued

In thousands	Years ended December 31	**2006**	2005	2004
Cash flows from investing activities				
Purchase of:	Fixed maturities, held-to-maturity	**$ –**	$ (3,024)	$ –
	Fixed maturities, available-for-sale	**(412,019)**	(407,658)	(360,162)
	Equity securities, available-for-sale	**(139,462)**	(73,519)	(58,675)
	Short-term investments, net	**(61,548)**	–	(2,219)
	Property and equipment	**(4,590)**	(10,538)	(4,051)
	Note receivable	**(5,000)**	(6,000)	–
Proceeds from sale of:	Fixed maturities, available-for-sale	**231,385**	149,724	108,088
	Equity securities, available-for-sale	**146,635**	72,374	39,638
	Short-term investments, net	**–**	38,506	–
	Property and equipment	**1,356**	4,787	1,298
	Investment in unconsolidated investee	**32,499**	–	–
Proceeds from call or maturity of:	Fixed maturities, held-to-maturity	**28,215**	25,363	24,080
	Fixed maturities, available-for-sale	**117,204**	55,578	71,814
	Note receivable	**2,000**	1,500	3,000
Net cash used in investing activities		**$ (63,325)**	$ (152,907)	$ (177,189)
Cash flows from financing activities				
Proceeds from issuance of short-term debt		**$ 35**	$214	$366
Payment on short-term debt		**(15,576)**	(31,512)	(1,088)
Stock option excess tax benefit		**2,930**	–	–
Proceeds from stock option exercises		**3,254**	1,437	1,059
Treasury shares purchased		**(81,069)**	–	(10)
Cash dividends paid		**(18,024)**	(15,259)	(12,100)
Net cash used in financing activities		**$(108,450)**	$ (45,120)	$ (11,773)
Net decrease in cash		**–**	–	–
Cash at beginning of year		**–**	–	–
Cash at end of year		**$ –**	$ –	$ –



SELECTED FINANCIAL DATA

The following is selected financial data of RLI Corp. and Subsidiaries for the 11 years ended December 31, 2006.

Amounts in thousands, except per share data	**2006**	2005	2004	2003	2002
Operating Results					
Gross premiums written (1)	**$ 799,013**	756,012	752,588	742,477	707,453
Consolidated revenue	**$ 632,708**	569,302	578,800	519,886	382,153
Net earnings	**$ 134,639**	107,134	73,036	71,291	35,852
Comprehensive earnings (2)	**$ 156,999**	83,902	81,354	97,693	13,673
Net cash provided from operating activities	**$ 171,775**	198,027	188,962	191,019	161,971
Financial Condition					
Total investments	**$ 1,828,241**	1,697,791	1,569,718	1,333,360	1,000,027
Total assets	**$ 2,771,296**	2,735,870	2,468,775	2,134,364	1,719,327
Unpaid losses and settlement expenses	**$ 1,318,777**	1,331,866	1,132,599	903,441	732,838
Total debt	**$ 100,000**	115,541	146,839	147,560 (7)	54,356
Total shareholders' equity	**$ 756,520**	692,941	623,661	554,134	456,555 (5)
Statutory surplus (3)	**$ 746,905**	690,547	605,967 (7)	546,586 (7)	401,269 (5)
Share Information (4)					
Net earnings per share:					
Basic	**$ 5.40**	4.21	2.90	2.84	1.80
Diluted	**$ 5.27**	4.07	2.80	2.76	1.75
Comprehensive earnings per share: (2)					
Basic	**$ 6.30**	3.30	3.23	3.89	0.69
Diluted	**$ 6.14**	3.19	3.12	3.78	0.67
Cash dividends declared per share	**$ 0.75**	0.63	0.51	0.40	0.35
Book value per share	**$ 31.17**	27.12	24.64	22.02	18.50 (5)
Closing stock price	**$ 56.42**	49.87	41.57	37.46	27.90
Stock split					200%
Weighted average shares outstanding: (5) (6)					
Basic	**24,918**	25,459	25,223	25,120	19,937
Diluted	**25,571**	26,324	26,093	25,846	20,512
Common shares outstanding	**24,273**	25,551	25,316	25,165	24,681
Other Non-GAAP Financial Information (1)					
Net premiums written to statutory surplus (3)	**74%**	72%	84%	87%	103%
GAAP combined ratio	**84.1**	86.0	92.2	92.0	95.6
Statutory combined ratio (2)	**84.0**	86.7	93.8	93.1	92.4

(1) See page 2 of the 2006 financial report for information regarding non-GAAP financial measures.

(2) See note 1.M to the consolidated financial statements.

(3) Ratios and surplus information are presented on a statutory basis. As discussed further in the MD&A and note 9, statutory accounting principles differ from GAAP and are generally based on a solvency concept. Reporting of statutory surplus is a required disclosure under GAAP.

(4) On October 15, 2002, our stock split on a 2-for-1 basis. All share and per share data has been retroactively stated to reflect this split.

(5) On December 26, 2002, we closed an underwritten public offering of 4.8 million shares of common stock. This offering generated $115.1 million in net proceeds. Of this, $80.0 million was contributed to the insurance subsidiaries. Remaining funds were used to pay down lines of credit.

—continued

2001	2000	1999	1998	1997	1996
511,985	437,867	339,575	291,073	278,843	276,801
309,354	263,496	225,756	168,114	169,424	155,354
31,047	28,693	31,451	28,239	30,171	25,696
11,373	42,042	20,880	51,758	66,415	41,970
77,874	53,118	58,361	23,578	35,022	48,947
793,542	756,111	691,244	677,294	603,857	537,946
1,390,970	1,281,323	1,170,363	1,012,685	911,741	845,474
604,505	539,750	520,494	415,523	404,263	405,801
77,239	78,763	78,397	39,644	24,900	46,000
335,432	326,654	293,069	293,959	266,552	200,039
289,997	309,945	286,247	314,484	265,526	207,787
1.58	1.46	1.55	1.34	1.45	1.30
1.55	1.44	1.54	1.33	1.33	1.14
0.58	2.14	1.03	2.46	3.19	2.13
0.57	2.11	1.02	2.43	2.88	1.81
0.32	0.30	0.28	0.26	0.24	0.22
16.92	16.66	14.84	14.22	12.35	10.23
22.50	22.35	17.00	16.63	19.93	13.35
			125%		
19,630	19,634	20,248	21,028	20,804	19,742
20,004	19,891	20,444	21,276	23,428	24,210
19,826	19,608	19,746	20,670	21,586	19,554
109%	84%	79%	46%	54%	64%
97.2	94.8	91.2	88.2	86.8	87.4
95.8	95.8	90.1	88.4	90.4	89.1

(6) In July 1993, we issued $46.0 million of convertible debentures. In July 1997, these securities were called for redemption. This conversion created an additional 4.4 million new shares of RLI common stock.

(7) On December 12, 2003, we successfully completed a public debt offering, issuing $100.0 million in Senior Notes maturing January 15, 2014. This offering generated proceeds, net of discount and commission, of $98.9 million. Of the proceeds, capital contributions were made in 2003 and 2004 to our insurance subsidiaries to increase their statutory surplus in the amounts of $50.0 million and $15.0 million, respectively. Remaining funds were retained at the holding company.



SELECTED FINANCIAL GRAPHS

TOTAL ASSETS

RLI's total assets have expanded by 61 percent over the last five years.

in millions


$ 3000
2500
2000
1500
1000
500
0
1,719.3
2,134.4
2,469.8
2,736.9
2,771.3
02
03
04
05
06

INVESTMENT INCOME

Strong cash flows have driven consistent investment income growth.

in millions


$ 80
70
60
50
40
30
20
10
0
37.6
44.2
54.1
61.6
71.3
02
03
04
05
06

SHAREHOLDERS' EQUITY

We have created an 11 percent compound annual growth rate in shareholders' equity over the last five years.

in millions


$ 800
700
600
500
400
300
200
100
0
456.6
554.1
623.7
692.9
756.5
02
03
04
05
06

NET EARNINGS PER SHARE

Each share of RLI stock has returned $16.65 of diluted earnings over the last five years.

per share


$ 6
5
4
3
2
1
0
1.75
2.76
2.80
4.07
5.27
02
03
04
05
06

CASH FLOWS FROM OPERATIONS

Strong performance has generated cumulative operating cash flows of $911.8 million since 2001.

in millions


$ 200
150
100
50
0
162.0
191.0
189.0
198.0
171.8
02
03
04
05
06

OPERATING EARNINGS PER SHARE

Operating earnings per share have risen 134 percent over the last five years.

per share


$ 5
4
3
2
1
0
1.86
2.27
2.47
3.67
4.35
02
03
04
05
06

CASH DIVIDENDS PAID

Over the last five years, RLI has paid a cumulative $61.6 million in cash dividends to shareholders.

in millions


$ 20
15
10
5
0
6.7
9.5
12.1
15.3
18.0
02
03
04
05
06



GLOSSARY

ADMITTED COMPANY An insurer domiciled in one state licensed to do business in one or more other states.

COMBINED RATIO (GAAP) A common measurement of underwriting profit (less than 100) or loss (more than 100). The sum of the expense and the loss ratios.

COMBINED RATIO (STATUTORY) The same as a GAAP combined ratio, except in calculating the expense ratio, the denominator used is net premiums written instead of net premiums earned.

COMPREHENSIVE EARNINGS The sum of net after-tax earnings and net after-tax unrealized gains (losses) on investments.

COMMERCIAL GENERAL LIABILITY INSURANCE Liability coverage for all premises and operations, other than personal, for non-excluded general liability hazards.

CONSOLIDATED REVENUE Net premiums earned plus net investment income and realized gains (losses).

DIFFERENCE IN CONDITIONS (DIC) INSURANCE Coverage for loss normally excluded in standard commercial or personal property policies, particularly flood and earthquake.

EXCESS INSURANCE A policy or bond covering against certain hazards, only in excess of a stated amount.

EXPENSE RATIO The percentage of the premium used to pay all the costs of acquiring, writing, and servicing business.

FIRE INSURANCE Property insurance on which the predominant peril is fire, but generally includes wind and other lines.

GAAP Generally accepted accounting principles.

HARD/FIRM MARKET When the insurance industry has limited capacity available to handle the amount of business written, creating a seller's market, driving insurance prices upward.

INLAND MARINE INSURANCE Property coverage for perils arising from transportation of goods or covering types of property that are mobile, and other hazards.

LOSS RATIO The percentage of premium used to pay for losses incurred.

MARKET CAP Short for market capitalization. The value of a company as determined by the market. Multiply the share price by the number of outstanding shares. Can change daily.

MARKET VALUE POTENTIAL (MVP) An RLI incentive plan covering all employees that requires we first generate a return in excess of our cost of capital, aligning our interests with those of shareholders.

PROFESSIONAL LIABILITY INSURANCE Insures against claims for damages due to professional misconduct or lack of ordinary care in the performance of a service.

REINSURER/REINSURANCE A company that accepts part or all of the risk of loss covered by another insurer. Insurance for insurers.

RESERVES Funds set aside by an insurer for meeting estimated obligations when due. Periodically readjusted.

SOFT MARKET When the insurance industry has excess capacity to handle the amount of business written, creating a buyer's market, lowering insurance prices overall.

STANDARD LINES VS. SPECIALTY LINES Those insurance coverages or target market segments that are commonly insured through large, admitted insurers using standard forms and pricing are in contrast to unique insurance coverages or selected market niches that are served by only a single insurer or a select group of insurers, often with unique coverage forms and pricing approach.

SURETY BOND Provides for compensation if specific acts are not performed within a stated period.

SURPLUS LINES COMPANY In most states, an insurer not licensed to do business in that state, but which may sell insurance in the state if admitted insurers decline to write a risk.

TRANSPORTATION INSURANCE Coverage for transporting people or goods by land. For RLI, this involves motor vehicle transportation and focuses on automobile liability and physical damage, with incidental public liability, umbrella and excess liability, and motor truck cargo insurance.

UNREALIZED GAINS (LOSSES) The result of an increase (decrease) in fair value of an asset which is not recognized in the traditional statement of income. The difference between an asset's fair and book values.

INVESTOR INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 2 p.m., CDT, on May 3, 2007, at the company's offices at 9025 N. Lindbergh Drive, Peoria, Ill.

TRADING AND DIVIDEND INFORMATION

2006	Stock Price High	Stock Price Low	Stock Price Close	Dividends Declared
1st Quarter	**$57.35**	**$50.65**	**$57.30**	**$.17**
2nd Quarter	**57.25**	**45.85**	**48.18**	**.19**
3rd Quarter	**51.62**	**45.16**	**50.79**	**.19**
4th Quarter	**57.41**	**49.75**	**56.42**	**.20**

2005	Stock Price High	Stock Price Low	Stock Price Close	Dividends Declared
1st Quarter	$44.99	$40.28	$41.45	$.14
2nd Quarter	46.80	40.73	44.60	.16
3rd Quarter	48.75	44.79	46.26	.16
4th Quarter	55.68	44.00	49.87	.17

RLI common stock trades on the New York Stock Exchange under the symbol RLI. RLI has paid and increased dividends for 31 consecutive years.

STOCK OWNERSHIP

December 31, 2006	Shares	%
Insiders	2,004,667	8.2
ESOP	1,713,298	7.1
Institutions & other public	20,555,013	84.7
Total outstanding	24,272,978	100.0

SHAREHOLDER INQUIRIES

Shareholders of record with requests concerning individual account balances, stock certificates, dividends, stock transfers, tax information, or address corrections should contact the transfer agent and registrar:

Wells Fargo Shareholder Services
P.O. Box 64854
St. Paul, MN 55164-0854
Phone: (800) 468-9716 or (651) 450-4064
Fax: (651) 450-4033
E-mail: stocktransfer@wellsfargo.com

DIVIDEND REINVESTMENT PLANS

If you wish to sign up for an automatic dividend reinvestment and stock purchase plan or to have your dividends deposited directly into your checking, savings or money market accounts, send your request to the transfer agent and registrar.

REQUESTS FOR ADDITIONAL INFORMATION

Electronic versions of the following documents are, or will be made, available on our Web site: 2006 summary annual report; 2006 financial report; 2007 proxy statement; annual report on form 10-K; code of conduct, corporate governance guidelines; and charters of the executive resources, audit, finance and investment, strategy, and nominating/corporate governance committees. Printed copies of these documents are available without charge to any shareholder. To be placed on a mailing list to receive shareholder materials, contact our corporate headquarters.

COMPANY FINANCIAL STRENGTH RATINGS

A.M. Best:	*A+ (Superior)*	*RLI Group*
Standard & Poor's:	A+ (Strong)	RLI Insurance Company
	A+ (Strong)	Mt. Hawley Insurance Company
Moody's:	A2 (Good)	RLI Insurance Company
	A2 (Good)	Mt. Hawley Insurance Company
	A2 (Good)	RLI Indemnity Company

CONTACTING RLI

For investor relations requests and management's perspective on specific issues, contact John Robison, treasurer, at (309) 693-5846 or at john_robison@rlicorp.com.

Turn to the back cover for corporate headquarters contact information.

Find comprehensive investor information at www.rlicorp.com.


RLI
56.42

COMPANY LEADERS

EXECUTIVE TEAM


1


3

4

5

6

7

8

9

10

11

12

[1]SETH A. DAVIS, CFA, CIA, CPCU

Vice President, Internal Audit (2, 3, 4)
Industry experience: 11 years
Joined RLI in 2004. Positions include: manager, internal audit. Promoted to current position in 2005.

[2]CAROL J. DENZER

Chief Information Officer (2, 3, 4)
Industry experience: 21 years
Joined RLI in 1987. Positions include: accounting and reinsurance, AVP and VP of reinsurance and catastrophe management. Promoted to current position in 2006.

[3]JOSEPH E. DONDANVILLE, CPA

Sr. Vice President, CFO (1, 2, 3, 4)
Industry experience: 29 years
Joined RLI in 1984. Positions include: chief accountant, controller and VP. Promoted to current position in 2002. Also serves as Director of Maui Jim, Inc.

[4]DONALD J. DRISCOLL

Vice President, Claim (2, 3, 4)
Industry experience: 21 years
Joined RLI in 1996. Positions include: director of coverage and casualty claims and AVP. Promoted to current position in 2000.

[5]JEFFREY D. FICK

Vice President,
Human Resources (1, 2, 3, 4)
Industry experience: 2 years
Joined RLI in 2005 in current position.

[6]AARON H. JACOBY

Vice President,
Corporate Development (1, 2, 3, 4)
Industry experience: 5 years
Joined RLI in 2001. Positions include: director of corporate development. Promoted to current position in 2004.

[7]DANIEL O. KENNEDY

Vice President, General Counsel (1, 2, 3, 4), Corporate Secretary (1)
Industry experience: 2 years
Joined RLI in 2006 in current position.

[8]CRAIG W. KLIETHERMES, FCAS, MAAF, CPCU

Vice President, Actuarial and Risk Services (2, 3, 4)
Industry experience: 22 years
Joined RLI in 2006 in current position.

[9]ANDREW B. MCCRAY

Vice President, Home Office Underwriting (2, 3, 4)
Industry experience: 22 years
Joined RLI in 2006 in current position.

[10]JONATHAN E. MICHAEL

President & CEO (1)
Chairman & CEO (2, 3, 4)
Industry experience: 30 years
Joined RLI in 1982. Positions include: controller, vice president of finance and CFO, executive vice president, president and CEO/COO of principal insurance subsidiaries.

[11]JOHN E. ROBISON

Treasurer (1, 2, 3, 4)
Industry experience: 16 years
Joined RLI in 2004 in current position.

[12]MICHAEL J. STONE

President & COO (2, 3, 4)
Industry experience: 37 years
Joined RLI in 1996. Positions include: vice president, claim; senior VP and executive VP. Promoted to current position in 2002.

1: RLI Corp. 2: RLI Insurance Company
3: Mt. Hawley Insurance Company
4: RLI Indemnity Company

[1]BARBARA R. ALLEN (1, 5)

Director since 2006. President of Proactive Partners, a division of Tennis Corporation of America — Professional Services. Former marketing & executive management leader with Quaker Oats Co. Current director of Lance, Inc., and former director for Maytag Corp., Tyson Foods, Converse, and Charthouse, Inc.

[2]JOHN T. BAILY (2, 3)

Director since 2003. Retired National Insurance Industry chairman and partner for Coopers & Lybrand LLP, now PricewaterhouseCoopers. President of Swiss Re Capital Partners 1999-2002. Current director of Endurance Specialty Holdings, Ltd., Erie Indemnity Co., NYMAGIC, Inc., and Albright College.

[3]RICHARD H. BLUM (3, 4, 5)

Director since 2000. Previously chairman of AXIS Specialty U.S. Holdings, Inc. (Feb 2002-Jan. 2006). Was senior advisor to Marsh & McLennan Companies, Inc. (MMC), a professional services firm in risk and insurance services, investment management, and consulting. Former director of MMC, vice chairman of J&H Marsh & McLennan, and chairman & CEO of Guy Carpenter & Company, Inc.

[4]JORDAN W. GRAHAM (4, 5)

Director since 2004. Managing director, North American business development with a division of Citigroup's corporate and investment bank. Former vice president of Cisco Systems, Inc.'s Services Industry Consulting, providing executive advisory and strategy consulting to insurance and financial services industries. Former director of Securitas Capital, LLC, which invested in insurance and risk related ventures. Current director of Technology Credit Union and Coldspark, Inc.

[5]GERALD I. LENROW, ESQ. (2, 3)

Director since 1993. Former consultant to General Reinsurance Corp., a partner in Coopers & Lybrand LLP, now PricewaterhouseCoopers. In private law practice, providing consultation services to members of the insurance industry since 1999. Well-known authority on insurance, widely published, has spoken before most industry groups.

[6]CHARLES M. LINKE (1, 4, 5)

Director since 2003. Professor emeritus of finance at the Univ. of Illinois (Urbana-Champaign). CEO of Economics, Et Cetera, Inc., a financial economics consulting firm.

[7]F. LYNN MCPHEETERS (2, 3)

Director since 2000. Retired in Feb. 2005 as vice president & CFO of Caterpillar Inc. Held various finance positions, including corporate treasurer, before becoming a Caterpillar vice president in 1998. Member of the Southern Illinois Univ. College of Business and Administration's External Advisory Board, the Southern Illinois Univ. Foundation Board, and The First United Methodist Church of Peoria Foundation Board.

[8]JONATHAN E. MICHAEL (4, 5)

Director since 1997. President & CEO of RLI Corp. and chairman & CEO of its principal subsidiaries, member of PCI board of governors, director of Maui Jim, Inc., and Fieldstone Investment Corp.

[9]GERALD D. STEPHENS, CPCU (4)

Director since 1965. Chairman of the board since 2001. Company founder, former president & CEO of RLI Corp. Member of the executive committee of the American Institute of CPCU board. Serves as chairman of the board of Maui Jim, Inc. Former president of the National Society of CPCU.

[10]EDWARD F. SUTKOWSKI, ESQ. (1, 4)

Director since 1975. President of Sutkowski & Rhoads Ltd., a firm engaged in tax, fiduciary litigation, pension, and ERISA law. Outside general counsel from 1975-2002. Adjunct professor at the Univ. of Illinois College of Law. Executive limited partner, Pfingsten Executive Fund III, L.P. Member, advisory committee, North American Sports Media, L.L.C.

[11]ROBERT O. VIETS, JD, CPA (1, 2)

Director since 1993. President of ROV Consultants, LLC. Retired president & CEO of CILCORP Inc., a holding company whose principal subsidiary was a utility company. Chairman of the board of Advanced Medical Transport of Central Illinois. Former chair of the Bradley Univ. board of trustees.



BOARD OF DIRECTORS



1: Executive Resources Committee 2: Audit Committee
3: Nominating/Corporate Governance Committee
4: Finance and Investment Committee 5: Strategy Committee

UNDERWRITING OFFICERS

CASUALTY

JAMES S. DAVIS

[illegible]

DAVID A. DUNN

[illegible]

[illegible]

RICHARD W. [illegible]

[illegible]

PAUL J. SIMONEAU

[illegible]

PROPERTY

[illegible]

SURETY

[illegible]



RLI EMPLOYEE OWNERS

"THIS WAS A YEAR OF DELIVERING ON OUR PROMISES. That's what an insurance policy is. It's not just a bunch of words. It's a promise that we'll serve our customers, deliver commission checks, and pay claims. And, we're doing it well. We're a strong company with strong relationships that is positioning itself to do great things going forward." –AN RLI EMPLOYEE OWNER

Heather Acerra
Pat Ackman
Tyler Adams
Ed Adona
Blake Ahrens
Darleen Akau
Laura Alberti
Rick Albrecht
Lori Albright
Michele Alewine
Leslie Algee
Joni Allen
Alicia Alvidrez
Angie Anderson
Eric Anderson
Kim Anderson
Lois Anderson
Michelle Anderson
Steve Anderson
Dawn Anglin
Betty Apke
Adora Armstrong
Badette Arroyo
Robert Aten
Mecit Atmaca
Doris Attwood
Denise Austin
Brian Averell
Jim Baalmann
Rod Backsmeier
Dennis Bagdon
Pat Baker
Ellen Balagna
Marie Balanquit
Tracy Baldock
Kellie Bane
Sheila Bannister
Neil Banwart
Carla Barackman
Rich Bargon
Kay Bartley
Tammy Barton
Anita Batey
Lisa Batters
Derek Bauer
Doug Baughman
Jamie Beckman
Manny Bedi
Patty Bengele
Bobbi Jo Bennett
Vickie Bennett
Tina Benning
Sandy Benson
Chad Berberich
Kelley Bernal
Brad Bernier
Dave Berry
Jennie Bishop
Samantha Bishop
Molly Black
Barb Blackowicz
Erica Bland
Karl Bloch
Bruce Blumberg
Jackie Bockler
Teresa Boehl
Pat Bogner
Joe Bostrom
Anita Boucher
Michelle Bousek
John Boylan
Fred Boyle
Suzie Brantl
Cindy Brassfield
Jacob Braun
Sue Bray
Misty Brockett
Jim Brockmeyer
Beverly Brooks-Ashley
Carly Brown
Kathy Brown
Steve Brown
Roger Broyhill
Mike Bruess
Todd Bryant
Keri Budde
Mark Bugaieski
Bill Burch
Pete Burdette
John Burke
Jeff Burton
Ashley Bustinza
Chris Butler
Bruce Byers
Kelly Byrd
Bonnie Cacho
Susan Campbell
Adam Cantu
Pete Carello
Steve Cargill
John Carola
Joan Carr
Tom Carroll
Kim Carter
Diane Case
Brian Casey
Janet Castle
Terry Castle
Danny Castro
Steve Cave
Rochelle Chanda-Clark
Kevin Chaney
Earle Chase
Saurabh Chaudhary
JoAnn Childress
Greg Chilson
Dan Christianson
Frank Clairmont
Cliff Clark
Lisa Clark
Steve Clark
Brandy Clay
Nathan Clay
Sandy Clayton
June Clifford
Steve Cohen
Claude Cole
Nikki Collazo
Tom Colligan
Geoff Collins
Scott Combs
Sheila Conroy
Katie Cook
Alan Cooperman
Chris Corhan
Brian Corless
Chris Cornelius
Vic Corso
Sharon Craig
Tammy Craig
Sarah Cress
Nima Crotwell
Regina Crowe
Nancy Cruz
Steve Daugherty
Larry Davidson
Bart Davis
Craig Davis
Jim Davis
Seth Davis
Laura Dawson
Stephanie De Jesus
Andrea Dean
Jim Degnan
Rich Dely
Linda Demick
Jenny Denny
Carol Denzer
Courtney Determan
Dianne DiBernardino
Roy Die
Meg Dixon
Cindy Dohm
Joe Dondanville
Mike Donovan
Bill Downing
Alex Doyle
Dennis Drees
Vickie Dries
Terry Driggs
Don Driscoll
Sue Droege
Linda Drone
Christine Dubia
Linda Duchscher
Kevin Duffy
Dave Dunn
Derek Dunnagan
Dena Durand
Ashley Durchholz
Elizabeth Durig
Robbie Duxbury
Chrissy Eaton
Matthew Eckberg
Roger Ecoff
Gwen Edgerson-Wilson
Dave Edwards
Kayleigh Edwards
Wendy Edwards
Paul Eilers
Ezhil Elakkumanan
Robert Ellis
Patty Elsey
Roger Emanuel
Kim English
Belinda Ervin
Kate Eschmann
Michael Escobar
Rita Estes
David Eudowe
Ed Evans
Shy Evett
Dustin Ewers
Toni Farmer
John Fee
Tom Feeny
Pat Ferrell
Jeff Fick
Rose Fields
Augie Filippone
Peder Fjare
Brent Flanigan
Trista Flanigan
Jim Flavion
Karl Flower
Kenneth Floyd
Ron Foglesong
Bob Fontana

Jacqueline Francis
Mike Frederick
Everett Fritz
Lisa Fritz
Mike Fritz
Maile Fuchshuber
Paul Gagliardi
Rafael Gaitan
Eric Galisdorfer
Victor Garcia
Vicky Garey
Chris Garman
Gene Garmon
Shawn Garner
Bret Gauwitz
Grant Gentner
Kellie Gerber
Fred Gigliotti
Sarah Gillette
Chris Gleason
Cheryl Gobble
Terry Goggin
Debbie Gonda Kung
Larry Goodson
Jim Gordon
Carolyn Gossman
Beth Green
Donna Griggs
David Groves
Lupe Guerrero
Jennifer Guppy
Bryan Haas
Nancy Hadank
Jared Hahn
Amanda Haislip
Jeff Hamann
Rae Hanchett
Michelle Hand
Todd Hand
Bob Handzel
Matt Hanke
Mark Hanson
Paul Harris
Don Harthoorn
Denise Hartley-Joseph
Tim Hathy
Ebony Head
Carl Heckman
Emily Heilman
Ashlee Heinz
Eric Heitner
Trisha Heitzman
Diane Henricks
Kim Hensey
Suzanne Hermanson
Pete Hernandez
Kathy Herrera
Deb Herzel
Susan Hess
Jeff Hibbitts
Andre Hill
Trish Hills
Eric Hoadley
Peter Hodes
Kirk Hodges
Jane Hoffman
Tom Hokanson
Jan Holliday
Loreen Holloway
Brian Hoover
Bob Hopkins
Matt Hopper
MJ Hopper
Amy Howarth
Steve Hrabak
Sheila Hubbard
Chris Hughs
Lewis Hunt
Allan Ilias
Jeff Jablonski
Tom Jackson
April Jacobs
Aaron Jacoby
Ricky James
Idania Jasso
Rebecca Jimenez
Amy Johnson
Dan Johnson
Irby Johnson
Janet Johnson
Jill Johnson
Kelli Johnson
Rhonda Johnson
Shane Johnson
Matt Johnston
Matthew Jonas
Don Jones
Sheri Jones
Courtney Jordan
Dorcus Jordan
Matt Jordan
Al Joseph
Phil Judson
Garima Juneja
Natalie Justus
Jennifer Kaak
Dora Kahauolopua
Justin Kaplan
Katie Kappes
Jeff Kaufman II
Karen Kaufmann
Maryann Kearney
Megan Keck
Steph Kekaula
Diane Kemmerer
Dan Kennedy
Tina Kennedy
Roger Kennell
Tom Kern
Jeanne Kettwich
Kellye Keyes
Jimmy Kidd
Jasmine Kinslow
Patti Kirby
John Kirchhofer
Bob Kirk
Jana Kiser
Rick Klaczynski
Craig Kliethermes
Jen Klobnak
Tracy Kniep
Tom Kniola
Peter Knowles
Kim Koch
Lisa Komes
Jerry Konkel
Carol Kornmeyer
Nancy Jo Krall
Barbara Kurfman
Don Kvernes
Lappies Labuschagne
Michelle Lacey
Bea Lacombe
Jonathan Lacorazza
Steve Lahl
Sheila Lamo
Randy Lange
Anne Lanthier
Jim Latta
Audree Lau
Josefa Laurent
Eric Lawler
Scott Lawson
Barb Lee
Becky Lee
Christal Lee
Keely LeTourneau
Ed Lewis
Jack Lewis
Kirsten Liesen
Benjamin Lietz
James Lingle
Kristi Link
Dinice Linthicum
Hope Lock
Dixie Lofthouse
Cindy Lohn
Paul Loraso
Mike Lucia
Gwen Lufkin
Carol Luke
Lucy Lumanlan
Becky Lundberg
Rob MacAneney
Donna Mackenzie
Karen Malone
Mary Malson
Deb Mannon
Calvin Manship
Angie Margaris
Marty Marion
Jennifer Markello
David Marshall
Jerry Marshall
Lisa Marshall
Celia Martinez-Pacheco
Jen Mattson
Mike Mau
Terry Maulding
Jacque May
Michelle May
Robin May
Linda McClain
Sande McCloskey
Tara McClure
Pat Mccoy-Cager
Andy McCray
Don McCune
Jim McDonald
Kevin McDonough
Ted McGrath
Tom McGrath
Don McIntyre
Tim McKale
June McKinnon
Betsy McLaughlin
Mary McMorrow
Jeff McNutt
Judy Medeiros
Stephenie Mejias
Noreen Meravy
Wendell Merritt
Amy Meyer
Dan Meyer
Irene Meyers
Jon Michael
Anita Michels
Daniel Mikos
Tomasz Milczarek
Brooke Miller
Cheryl Miller
Chris Miller
Donna Miller
Joy Miller
Tammy Miller
Maria Miranda
Laura Mirsky
Doris Mobeck
Eric Mollenhauer
Monica Monaghan
Cherie Montgomery
Mindy Moore
Phil Moore
Tracey Morgan
Richard Morrison
Sarah Mosberg
Chris Moulder
Bill Muir
Joe Muller
Janet Munk
Larry Murphy
Brett Musser
Jeff Myers
Murali Natarajan
Glenn Neely
Monica Neff
Don Negro
Bridget Ness
Mike Neubauer
Marci Newman
Miranda Newman
Melissa Nichols
Joyce O'Connell
Grace O'Connor
Mary O'Connor
Christy Oesch
Joel Oglesby
Gabi Olivera
Phillip Olsson
Chris O'Neill
Manuel Orozco
Skip Orza
Patty Ostrander
Paul O'Sullivan
Derrick Owens
Vickie Pace
Mike Page
John Palmer
Sam Partridge
Sandy Patterson
Linda Paul
Darlene Payne
Bill Pearce
Mel Peel
Bruce Peifer
Lenny Pekola
Becki Pellens
Toni Perich
Pat Perrin
Bobby Petagrew
Mike Petro
Dallas Pettingill
Ryan Pham
Matt Pilconis
Juanita Pinto
Dorothy Plotner
Valerie Pollack
Scott Pollard
Jean Poniske
Steve Porter
Gina Potter
Stephanie Prokop
Jerry Pursell
Dick Quehl
Rachel Quillen
Don Quinn
Terry Rabenau
J.R. Rambow
Sue Ramey
Chris Ramos
Chris Randall
Amy Rankin
Joy Ransdell
Todd Ransom
Donna Rause
Steve Raymond
Blake Rea
Sherry Ready
Steve Rece
Denise Rembert
Larry Ressler
Kent Reynolds
Linda Reynolds
Susan Rhodes
Brenda Rich
Greg Roach
Karen Robb
Amanda Roberson
Wesley Robin
Cheri Robinson
Janna Robinson
John Robison
Tom Rodman
Diana Roe
Leah Roller
Vikas Rometra
Sonia Rosado
Mike Ross
Joseph Rosson
Rob Roy
Jason Rubman
Cherri Rubnich
Elizabeth Rudin
Donna Rusch
Tony Russell
Mary Ryan
Matt Ryan
Evelyn Ryder
Rick Sagotsky
Cris Salazar
Todd Salvidio
Jared Sams
Peggie Sanders
Dave Sandoz
Glo-Anne Santos
Diana Satterfield
Karen Schauble
Bob Schauer
Tim Schlotterbeck
Cindy Schoenheider
Otto Scholtz
Martha Schuh
Shelia Schultz
Pam Schumacher
Jill Scott
Kim Scott
Steve Scott
Don Searcy
Nirmalraj Selvaraj
Angie Semon
Katie Shadley
Michael Shambaugh
Rita Shannon
Jen Shrum
Debbie Siegel
Dawn Silverthorn
Paul Simoneau
Charlie Simpkins
Bonnie Simpson
Jeri Sims
Lisa Sirman
Mandy Sison
Jamie Skinner
Elaine Slipe
Diane Slush
Jim Slusser
Wren Smedsrud
Carol Smith
Clara Smith
Kathy Smith
Rob Smith
Susan Smith
Terry Smith
Toni Smith
Jamie Snider
Deb Snyder
Mary Sollberger
Rob Sparling
Sarah Spell
Alison Staples
Allison Starkes
John Stenhouse
Jean Stephenson
Lynette Stevens
Debbie Stevenson
Richard Stillwell
Beth Stoecker
Bob Stone
Mike Stone
Lisa Stovall
Pat Strickland
Jim Sturges
Bob Sumner
Mike Sutton
Leah Swaggert
Jackie Sweeter
Sandy Swinford
Keith Szmania
Lisa Tabb
Gwen Tagart
Steve Tait
Kristie Tallon
Cathi Tandy
Jill Tanner
Lisa Tapp
Art Tavani
Kathleen Taylor
Matt Taylor
Pinky Taylor
Chris Temeles
Larry Testa
Barb Thomas
Jennie Thomas
Denise Thompson
Jen Thornton
Paul Thorpe
Greg Tiemeier
Russell Tillou
Pat Tindall
Norm Tippey
Andi Tompkins
Theresa Tracy
Rob Trost
Vicki Tucker
Cindy Vaughan
Andrea Vecchio
Lucia Velasquez
Yvonne Velez

John Ventura
Renee Vespa
Kim Voeller
Monica Volk
Lindsay Volle
Margie Wagner
Kim Wagoner
Katt Walker
Sue Walker
Beth Walsh
Brenda Walter
Jon Ward
Tom Ward
Curt Wardelman
Julie Watkins
Mindy Watkins
Steve Watkins
Brandi Watts
Carol Webb
Jeff Wefer
Martha Weissbaum
Chad Welborn
Val Welch
Jeff Wells
Jarrod Wenger
Jerry Wenger
Sharon Westerfield
Cathy Wheelock
Laurie Whitaker
Frank White
Jim White
Stephanie White
Tim White
Sue Whittington
Elaine Wicker
Joe Wiedemann
Christina Wilkie
Peggy Wilkins
Ben Williams
Charlene Williams
Dave Williams
Jeanice Williams
Kyle Williams
Ron Williams
Latoya Wilson
Roger Wilson
Steve Wilson
Pam Wineinger
Trish Wineland
Tim Winship
Joe Withers
Lori Wong
Gary Wright
Kevin Wyant
Jim Wyne
Cathy Yeske
Helen Young
Jason Young
Jeri Young
Bob Zambrello
Peter Zettler
Marc Ziblatt

RLI®

9025 N. Lindbergh Drive, Peoria, IL 61615-1431
309-692-1000 | 800-331-4929 | 309-692-1068
www.rlicorp.com

FP0307 10M

OWNERS MANUAL | FINANCIAL REPORT

06

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

RLI Corp. underwrites selected property and casualty insurance through major subsidiaries collectively known as RLI Insurance Group. As a "niche" company, we offer specialty insurance coverages designed to meet specific insurance needs of targeted insured groups and underwrite particular types of coverage for certain markets that are underserved by the insurance industry, such as our commercial earthquake coverage or oil and gas surety bonds. We also provide types of coverages not generally offered by other companies, such as our stand-alone personal umbrella policy. The excess and surplus market, which unlike the standard admitted market is less regulated and more flexible in terms of policy forms and premium rates, provides an alternative for customers with hard-to-place risks. When we underwrite within the surplus lines market, we are selective in the line of business and type of risks we choose to write. Using our non-admitted status in this market allows us to tailor terms and conditions to manage these exposures more effectively than our admitted counterparts. Often the development of these specialty insurance coverages is generated through proposals brought to us by an agent or broker seeking coverage for a specific group of clients. Once a proposal is submitted, underwriters determine whether it would be a viable product in keeping with our business objectives.

The foundation of our overall business strategy is to underwrite for profit, and we have achieved this for 11 consecutive years averaging a 90.5 combined ratio over that period of time. This drives our ability to provide shareholder returns in three different ways: the underwriting income itself, net investment income from our investment portfolio, and long-term appreciation in our equity portfolio. Our investment strategy is based on preservation of capital as the first priority, with a secondary focus on generating total return. The fixed income portfolio consists primarily of highly rated, investment grade securities to protect invested assets. Regular underwriting income allows a portion of our shareholders' equity to be invested in value-based equities, including a core portfolio weighted toward dividend-paying stocks, including REITs. Private equity investments, primarily our minority ownership in Maui Jim, Inc. (Maui Jim), have also enhanced overall returns. Additional asset classes for diversification are also being considered. In addition, we employ stringent diversification rules and balance our investment credit risk and related underwriting risks to minimize total potential exposure to any one security. Despite occasional fluctuations of realized and unrealized gains and losses in the equity portfolio, our investment in stocks as part of a long-term asset allocation strategy has contributed significantly to our historic growth in book value.

We measure the results of our insurance operations by monitoring certain measures of growth and profitability across three distinct business segments: casualty, property, and surety. Growth is measured in terms of gross premiums written and profitability is analyzed through combined ratios, which are further subdivided into their respective loss and expense components. The combined ratios represent the income generated from our individual segments.

The casualty portion of our business consists largely of general liability, transportation, multi-peril program business, commercial umbrella, personal umbrella, executive products, and other specialty coverages. In addition, we provide employers' indemnity and in-home business owners coverage. The casualty business is subject to the risk of estimating losses and related loss reserves because the ultimate settlement of a casualty claim may take several years to fully develop. The casualty segment may also be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.

Our property segment primarily underwrites commercial fire, earthquake, difference in conditions, marine, and in the state of Hawaii, select personal lines policies. Property insurance results are subject to the variability introduced by perils such as earthquakes, fires, and hurricanes. Our major catastrophe exposure is to losses caused by earthquakes, primarily in the state of California. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coasts, as well as to homes we insure in Hawaii. We limit our net aggregate exposure to a catastrophic event by purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events.

The surety segment specializes in writing small-to-large commercial and small contract surety coverages, as well as those for the energy (plugging and abandonment of oil wells), petrochemical, and refining industries. Our surety coverages usually involve a statutory requirement for bonds. While these bonds have maintained a relatively low loss ratio, losses may fluctuate due to adverse economic conditions that may affect the financial viability of an insured. The contract surety marketplace guarantees the construction work of a commercial contractor for a specific project. Generally, losses occur due to adverse economic conditions, inclement weather conditions or the deterioration of a contractor's financial condition. As such, this line has historically produced marginally higher loss ratios than other surety lines.

The insurance marketplace softened over the last three years, meaning that the marketplace became more competitive and prices were generally flat to falling, even as coverage terms became less restrictive. Nevertheless, we believe that our business model is geared to create underwriting income by focusing on sound underwriting discipline. Our primary focus will continue to be on underwriting profitability as opposed to premium growth or market share measurements.

GAAP AND NON-GAAP FINANCIAL PERFORMANCE METRICS

Throughout this annual report, we present our operations in the way we believe will be most meaningful, useful, and transparent to anyone using this financial information to evaluate our performance. In addition to the GAAP presentation of net income and certain statutory reporting information, we show certain non-GAAP financial measures that we believe are valuable in managing our business and drawing comparisons to our peers. These measures are underwriting income, gross premiums written, net premiums written, combined ratios, and net unpaid loss and settlement expenses.

Following is a list of non-GAAP measures found throughout this report with their definitions, relationships to GAAP measures, and explanations of their importance to our operations.

Underwriting Income

Underwriting income or profit represents the pretax profitability of our insurance operations and is derived by subtracting losses and settlement expenses, policy acquisition costs, and insurance operating expenses from net premium earned. Each of these captions is presented in the statements of earnings but not subtotaled. However, this information is available in total and by segment in note 11 to the financial statements, regarding industry segment information. The nearest comparable GAAP measure is earnings before income taxes which, in addition to underwriting income, includes net investment income, general corporate expenses, debt costs, and unconsolidated investee earnings.

Gross premiums written

While net premiums earned is the related GAAP measure used in the statements of earnings, gross premiums written is the component of net premiums earned that measures insurance business produced before the impact of ceding reinsurance premiums, but without respect to when those premiums will be recognized as actual revenue. We use this measure as an overall gauge of gross business volume in our insurance underwriting operations with some indication of profit potential subject to the levels of our retentions, expenses, and loss costs.

Net premiums written

While net premiums earned is the related GAAP measure used in the statements of earnings, net premiums written is the component of net premiums earned that measures the difference between gross premiums written and the impact of ceding reinsurance premiums, but without respect to when those premiums will be recognized as actual revenue. We use this measure as an indication of retained or net business volume in our insurance underwriting operations. It is an indicator of future earnings potential subject to our expenses and loss costs.

Combined ratios

This ratio is a common industry measure of profitability for any underwriting operation, and is calculated in two components. First, the loss ratio is losses and settlement expenses divided by net premiums earned. The second component, the expense ratio, reflects the sum of policy acquisition costs and insurance operating expenses, divided by net premiums earned. The sum of the loss and expense ratios is the combined ratio. The difference between the combined ratio and 100 reflects the per-dollar rate of underwriting income or loss. For example, a combined ratio of 85 implies that for every $100 of premium we earn, we record $15 of underwriting income.

Net unpaid loss and settlement expenses

Unpaid losses and settlement expenses, as shown in the liabilities section of our balance sheet, represents the total obligations to claimants for both estimates of known claims and estimates for incurred but not reported (IBNR) claims. The related asset item, reinsurance balances recoverable on unpaid losses and settlement expense, is the estimate of known claims and estimates of IBNR that we expect to recover from reinsurers. The net of these two items is generally referred to as net unpaid loss and settlement expenses and is commonly referred to in our disclosures regarding the process of establishing these various estimated amounts.

In preparing the consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

The most critical accounting policies involve significant estimates and include those used in determining the liability for unpaid losses and settlement expenses, investment valuation, recoverability of reinsurance balances, and deferred policy acquisition costs.

CRITICAL ACCOUNTING POLICIES

LOSSES AND SETTLEMENT EXPENSES

Overview

Loss and loss adjustment expense reserves represent our best estimate of ultimate amounts for losses and related settlement expenses from claims that have been reported but not paid, and those losses that have occurred but have not yet been reported to us. Loss reserves do not represent an exact calculation of liability, but instead represent our estimates, generally utilizing individual claim estimates and actuarial expertise and estimation techniques at a given accounting date. The loss reserve estimates are expectations of what ultimate settlement and administration of claims will cost upon final resolution. These estimates are based on facts and circumstances then known to us, review of historical settlement patterns, estimates of trends in claims frequency and severity, projections of loss costs, expected interpretations of legal theories of liability, and many other factors. In establishing reserves, we also take into account estimated recoveries, reinsurance, salvage, and subrogation. The reserves are reviewed regularly by a team of actuaries we employ with periodic review by outside independent actuarial firms.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, claim personnel, economic inflation, legal trends, and legislative changes, among others. The impact of many of these items on ultimate costs for loss and loss adjustment expense is difficult to estimate. Loss reserve estimations also differ significantly by coverage due to differences in claim complexity, the volume of claims, the policy limits written, the terms and conditions of the underlying policies, the potential severity of individual claims, the determination of occurrence date for a claim, and reporting lags (the time between the occurrence of the policyholder events and when it is actually reported to the insurer). Informed judgment is applied throughout the process. We continually refine our loss reserve estimates as historical loss experience develops and additional claims are reported and settled. We rigorously attempt to consider all significant facts and circumstances known at the time loss reserves are established.

Due to inherent uncertainty underlying loss reserve estimates, including but not limited to the future settlement environment, final resolution of the estimated liability will be different from that anticipated at the reporting date. Therefore, actual paid losses in the future may yield a materially different amount than currently reserved — favorable and unfavorable.

The amount by which estimated losses differ from those originally reported for a period is known as "development." Development is unfavorable when the losses ultimately settle for more than the levels at which they were reserved or subsequent estimates indicate a basis for reserve increases on unresolved claims. Development is favorable when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on unresolved claims. We reflect favorable or unfavorable developments of loss reserves in the results of operations in the period the estimates are changed.

We record two categories of loss and loss adjustment expense reserves — case-specific reserves and incurred but not reported (IBNR) reserves.

Within a reasonable period of time after a claim is reported, our claim department completes an initial investigation and establishes a case reserve. This case-specific reserve is an estimate of the ultimate amount we will have to pay for the claim, including related legal expenses and other costs associated with resolving and settling a particular claim. The estimate reflects all of the current information available regarding the claim, the informed judgment of our professional claim personnel, our reserving practices and experience, and the knowledge of such personnel regarding the nature and value of the specific type of claim. During the life cycle of a particular claim, more information may materialize that causes us to revise the estimate of the ultimate value of the claim either upward or downward. We may determine that it is appropriate to pay portions of the reserve to the claimant or related settlement expenses before final resolution of the claim. The amount of the individual claim reserve will be adjusted accordingly and is based on the most recent information available.

We establish Incurred But Not Reported (IBNR) reserves to estimate the amount we will have to pay for claims that have occurred, but have not yet been reported to us; claims that have been reported to us that may ultimately be paid out differently than expected by our case-specific reserves; and claims that have been paid and closed, but may reopen and require future payment.

Our IBNR reserving process involves three steps including an initial IBNR generation process that is prospective in nature; a loss and loss adjustment expense reserve estimation process that occurs retrospectively; and a subsequent discussion and reconciliation between our prospective and retrospective IBNR estimates which includes changes in our provisions for IBNR where deemed appropriate. These three processes are discussed in more detail in the following sections.

Loss adjustment expense (LAE) represents the cost involved in adjusting and administering losses from policies we sold. The LAE reserves are frequently separated into two components: allocated and unallocated. Allocated loss adjustment expense (ALAE) reserves represent an estimate of claims settlement expenses that can be identified with a specific claim or case. Examples of ALAE would be the hiring of an outside adjuster to investigate a claim or an outside attorney to defend our insured. The claims professional typically estimates this cost separately from the loss component in the case reserve. Unallocated loss adjustment expense (ULAE) reserves represent an estimate of claims settlement expenses that cannot be identified with a specific claim. An example of ULAE would be the cost of an internal claims examiner to manage or investigate a reported claim.

All decisions regarding our best estimate of ultimate loss and LAE reserves are made by our Loss Reserve Committee (LRC). The LRC is made up of the management team including the chief executive officer, chief operating officer, chief financial officer, chief actuary, vice president of claims, vice president of underwriting, and other selected executives.

We do not use discounting (recognition of the time value of money) in reporting our estimated reserves for losses and settlement expenses. Based on current assumptions used in calculating reserves, we believe that our overall reserve levels at December 31, 2006, make a reasonable provision to meet our future obligations.

Initial IBNR Generation Process

Initial carried IBNR reserves are determined through a reserve generation process. The intent of this process is to establish an initial total reserve that will provide a reasonable provision for the ultimate value of all unpaid loss and allocated loss adjustment expense liabilities. For most casualty and surety products, this process involves the use of an initial loss and ALAE ratio that is applied to the earned premium for a given period. The result is our best initial estimate of the expected amount of ultimate loss and ALAE for the period by product. Paid and case reserves are subtracted from this initial estimate of ultimate loss and ALAE to determine a carried IBNR reserve.

For most property products, we use an alternative method of determining an appropriate provision for initial IBNR. Since this segment is characterized by a shorter period of time between claim occurrence and claim settlement, the IBNR reserve is determined by an initial loss percentage applied to the rolling twelve month's premium earned. No deductions for paid or case reserves are made. This alternative method of determining initial IBNR reacts more quickly to the actual loss emergence and is more appropriate for our property products where final claim resolution occurs quickly.

The initial loss and ALAE ratios that are applied to earned premium are reviewed at least semi-annually. Prospective estimates are made based on historical loss performance adjusted for price change and loss cost inflation. The initial loss and ALAE ratios also reflect estimation risk. We consider estimation risk by segment and product line. A segment with greater overall volatility and uncertainty has greater estimation risk. Characteristics of segments and products with higher estimation risk, include those exhibiting, but not limited to, the following characteristics:

- significant changes in underlying policy terms and conditions,
- consisting of a new business,
- undergoing significant exposure growth or turnover,
- small volume or lacking internal data requiring significant reliance on external data,
- longer emergence patterns with exposures to latent unforeseen mass tort,
- high severity and/or low frequency,
- operational processes undergoing significant change, and/or
- high sensitivity to significant swings in loss trends or economic change.

The historical and prospective loss and ALAE estimates along with the applicable risk factors identified above are the bases for determining our initial and subsequent carried reserves. Adjustments in the initial loss ratio by product and segment are made where necessary and reflect updated assumptions regarding loss experience and prevailing risk factors. The Loss Reserve Committee makes all final decisions regarding changes in the initial loss and ALAE ratios.

Loss and LAE Reserve Estimating Process

A full analysis of our loss reserves takes place at least semi-annually. The purpose of these analyses is to provide validation of our carried loss reserves. Estimates of the expected value of the unpaid loss and loss adjustment expense are derived using actuarial methodologies. These estimates are then compared to the carried loss reserves to determine the appropriateness of the current reserve balance.

The actuarial process of estimating ultimate payment for claims and claims expenses begins with the collection and analysis of current and historical claim data. Data on individual reported claims including paid amounts and individual claim adjuster estimates are grouped by common characteristics. There is judgment involved in this grouping. Considerations when grouping data include the volume of the data available, the credibility of the data available, the homogeneity of the risks in each cohort, and both settlement and payment pattern consistency. We use this data to determine historical claim reporting and payment patterns which are used in the analysis of ultimate claim liabilities. For portions of the business without sufficiently large numbers of policies or that have not accumulated sufficient historical statistics, our own data is supplemented with external or industry average data as available and when appropriate. For our executive products and marine business, we utilize external data extensively.

In addition to the review of historical claim reporting and payment patterns, we also incorporate an estimate of expected losses relative to premium by year into the analysis. The expected losses are based on a review of historical loss performance, trends in frequency and severity, and price level changes. The estimation of expected losses is subject to judgment including consideration given to internal and industry data available, growth and policy turnover, changes in policy limits, changes in underlying policy provisions, changes in legal and regulatory interpretations of policy provisions, and changes in reinsurance structure.

We use historical development patterns, estimations of the expected loss ratios, and standard actuarial methods to derive an estimate of the ultimate level of loss and loss adjustment expense payments necessary to settle all the claims occurring as of the end of the evaluation period. Once an estimate of the ultimate level of claim payments has been derived, the amount of paid loss and loss adjustment expense and case reserve through the evaluation date is subtracted to reveal the resulting level of IBNR.

Our reserve processes include multiple standard actuarial methods for determining estimates of IBNR reserves. Other supplementary methodologies are incorporated as deemed necessary. Mass tort and latent liabilities are examples of exposures where supplementary methodologies are used. Each method produces an estimate of ultimate loss by accident year. We review all of these various estimates and the actuaries assign weight to each based on the characteristics of the product being reviewed. The result is a single actuarial point estimate by product by accident year.

Our estimates of ultimate loss and LAE reserves are subject to change as additional data emerge. This could occur as a result of change in loss development patterns; a revision in expected loss ratios; the emergence of exceptional loss activity; a change in weightings between actuarial methods; the addition of new actuarial methodologies or new information that merits inclusion; or the emergence of internal variables or external factors that would alter their view.

There is uncertainty in the estimates of ultimate losses. Significant risk factors to the reserve estimate include, but are not limited to, unforeseen or unquantifiable changes in:

- loss payment patterns,
- loss reporting patterns,
- frequency and severity trends,
- underlying policy terms and conditions,
- business or exposure mix,
- operational or internal process changes affecting timing of recording transactions,
- regulatory and legal environment, and/or
- economic environment.

Our actuaries engage in discussions with senior management, underwriting, and the claims department on a regular basis to attempt to ascertain any substantial changes in operations or other assumptions that are necessary to consider in the reserving analysis.

A considerable degree of judgment in the evaluation of all these factors is involved in the analysis of reserves. The human element in the application of judgment is unavoidable when faced with material uncertainty. Different experts will choose different assumptions when faced with such uncertainty, based on their individual backgrounds, professional experiences, and areas of focus. Hence, the estimate selected by the various qualified experts may differ materially from each other. We consider this uncertainty by examining our historic reserve accuracy.

Given the significant impact of the reserve estimates on our financial statements, we subject the reserving process to significant diagnostic testing and outside review. Multiple outside reserving specialists periodically review the reserve estimation process and the resulting estimates. We give consideration to these outside opinions and implement recommended improvements as deemed appropriate. We have incorporated data validity checks and balances into our front-end processes. Leading indicators such as actual versus expected emergence and other diagnostics are also incorporated into the reserving processes.

Determination of Our Best Estimate

Upon completion of our full loss and loss adjustment expense estimation analysis, the results are discussed with the Loss Reserve Committee (LRC). As part of this discussion, the analysis supporting an indicated point estimate of the IBNR loss reserve by product is reviewed. The actuaries also present explanations supporting any changes to the underlying assumptions used to calculate the indicated point estimate. Review of the variance between the indicated reserves and the carried reserves determined from the initial IBNR generation process takes place. After discussion of these analyses and all relevant risk factors, the LRC determines whether the reserve balances require adjustment.

As a predominantly excess and surplus lines and specialty insurer servicing niche markets, we believe that there are several reasons to carry — on an overall basis — reserves above the actuarial point estimate. We believe we are subject to above average variation in estimates and that this variation is not symmetrical around the actuarial point estimate.

One reason for large variation is the above average policyholder turnover and changes in the underlying mix of exposures typical of all excess and surplus lines business. This constant change can cause estimates based on prior experience to be less reliable than estimates for more stable, admitted books of business. Also, as a niche market writer, there is little industry-level information for direct comparisons of current and prior experience and other reserving parameters. These unknowns create greater than average variation in the actuarial point estimates.

Actuarial methods attempt to quantify future events. Insurance companies are subject to unique exposures that are difficult to foresee at the point coverage is initiated and often many years subsequent. Judicial and regulatory bodies involved in interpretation of insurance contracts have increasingly found opportunities to expand coverage beyond what was intended or contemplated at the time the policy was issued. Many of these policies are issued on an "all risk" and occurrence basis. Aggressive plaintiff attorneys have often sought coverage beyond the insurer's original intent. Some examples would be the industry's ongoing asbestos and environmental litigation, court interpretations of exclusionary language on mold and construction defect, and debates over wind versus flood as the cause of loss from major hurricane events.

We believe that because of the inherent variation and the likelihood that there are unforeseen and under-quantified liabilities absent from the actuarial estimate, it is prudent to carry loss reserves above the actuarial point estimate. Most of our variance between the carried reserve and the actuarial point estimate is in the most recent accident years for our casualty segment where the most significant estimation risks reside. These estimation risks are considered when setting the initial loss ratio for the product and segment. In the cases where these risks fail to materialize, favorable loss development will likely occur over subsequent accounting periods.

It is also possible that the risks materialize in an amount above what we considered when booking our initial loss reserves. In this case, unfavorable loss development is likely to occur over subsequent accounting periods.

Our best estimate of our loss and LAE reserves may change depending on a revision in the actuarial point estimate, the actuary's certainty in the estimates and processes, and our overall view of the underlying risks. From time to time, we benchmark our reserving policies and procedures and update them by adopting industry best practices where appropriate. No significant changes were made in 2006.

INVESTMENT VALUATION

Throughout each year, we and our investment managers buy and sell securities to maximize overall investment returns in accordance with investment policies established and monitored by our board of directors and officers. This includes selling available-for-sale securities that have unrealized gains or losses when it is believed that future performance can be improved by buying other securities deemed to offer superior long-term return potential.

We classify our investments in debt and equity securities with readily determinable fair values into one of three categories. Held-to-maturity securities are carried at amortized cost. Available-for-sale securities are carried at fair value with unrealized gains/losses recorded as a component of comprehensive earnings and shareholders' equity, net of deferred income taxes. Trading securities are carried at fair value with unrealized gains/losses included in earnings.

We regularly evaluate our fixed maturity and equity securities portfolio to determine impairment losses for other-than-temporary declines in the fair value of the investments. Criteria considered during this process include, but are not limited to: the current fair value as compared to the cost (amortized, in certain cases) of the security, degree and duration of the security's fair value being below cost, credit quality, current economic conditions, the anticipated speed of cost recovery, and our decisions to hold or divest a security. Part of our evaluation of whether particular securities are other-than-temporarily impaired involves assessing whether we have both the intent and ability to continue to hold securities in an unrealized loss position. Impairment losses result in a reduction of the underlying investment's cost basis. Significant changes in these factors could result in a considerable charge for impairment losses.

RECOVERABILITY OF REINSURANCE BALANCES

Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, rather than being netted with the related liabilities, since reinsurance does not relieve us of our liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. Additionally, the same uncertainties associated with estimating unpaid losses and settlement expenses impact the estimates for the ceded portion of such liabilities. We continually monitor the financial condition of our reinsurers. Our policy is to periodically charge to earnings an estimate of unrecoverable amounts from reinsurers. Further discussion of the security of our recoverable reinsurance balances can be found in note 5 to the financial statements.

DEFERRED POLICY ACQUISITION COSTS

We defer commissions, premium taxes, and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs.

Additional discussion of other significant accounting policies may be found in note 1 to the financial statements.

RESULTS OF OPERATIONS

Consolidated revenue for 2006 was $632.7 million compared to $569.3 million in 2005 and $578.8 million in 2004. The drop in 2005 resulted largely from the decline in net premiums earned in the property segment. The current year benefited from gains in both the insurance operations' premiums earned as well as the increase in net investment income. Realized gains also increased largely due to the sale of the equity in one of our investee holdings.

Consolidated revenue (in thousands) Year ended December 31,	**2006**	2005	2004
Net premiums earned	**$530,338**	$491,307	$511,348
Net investment income	**71,325**	61,641	54,087
Net realized investment gains	**31,045**	16,354	13,365
Total consolidated revenue	**$632,708**	$569,302	$578,800

Net earnings reached an all-time high as increases were achieved in underwriting, investments and investee earnings. Debt interest declined as the amount outstanding was reduced in 2006. General corporate expenses moved up each of the last two years from increased director's fees and legal costs, as well as increases in compensation related to financial performance.

Net earnings (in thousands)	**2006**	2005	2004
Underwriting income	**$ 84,056**	$ 68,883	$ 39,891
Net investment income	**71,325**	61,641	54,087
Net realized investment gains	**31,045**	16,354	13,365
Debt interest	**(6,581)**	(7,118)	(6,894)
Corporate expenses	**(8,069)**	(6,780)	(5,536)
Investee earnings	**15,117**	10,896	5,429
Pretax earnings	**$186,893**	$143,876	$100,342
Income tax	**(52,254)**	(36,742)	(27,306)
Net earnings	**$134,639**	$107,134	$ 73,036

Comprehensive earnings were $157.0 million in 2006 compared to $83.9 million a year ago and $81.4 million in 2004. For the equity portfolio, the change in unrealized gains was positive in 2006 and 2004, while the change was negative in 2005. In the bond portfolio, the unrealized change was positive in 2006, while the unrealized change was negative in both 2005 and 2004.

RLI INSURANCE GROUP

In general, we have experienced continued softening in the marketplace over the last three years. While the year did show moderate growth overall, the property segment saw significant premium increases through the first three quarters of 2006 as rates were up markedly in catastrophe-prone areas. Underwriting income was up considerably in our insurance operations. The casualty segment posted similar results to that of 2005 while the property segment benefited from a light hurricane season and reported underwriting income, compared to a loss in 2005. The surety segment continued its trend of growing profitability by more than doubling the 2005 result. The following table and narrative provide a more detailed look at individual segment performance over the last three years.

Gross premiums written (in thousands)	2006	2005	2004
Casualty	$506,887	$519,115	$519,817
Property	225,610	176,228	178,625
Surety	66,516	60,669	54,146
Total	$799,013	$756,012	$752,588
Underwriting income (loss) (in thousands)			
Casualty	$ 68,393	$ 72,024	$ 19,560
Property	4,988	(8,342)	20,400
Surety	10,675	5,201	(69)
Total	$ 84,056	$ 68,883	$ 39,891
Combined ratio			
Casualty	80.4	80.0	94.7
Property	95.9	110.3	79.2
Surety	82.1	90.0	100.2
Total	84.1	86.0	92.2

The following table further summarizes revenues (net premiums earned) by major coverage type within each segment:

(in thousands)	2006	2005	2004
Casualty			
General liability	$180,037	$180,267	$174,954
Commercial and personal umbrella	64,730	59,847	53,478
Executive coverages	13,040	9,807	13,074
Specialty program business	25,507	38,289	47,072
Commercial transportation	48,285	51,707	55,994
Other	16,618	18,976	21,045
Total	$348,217	$358,893	$365,617
Property			
Commercial property	$ 91,507	$ 66,410	$ 69,169
Construction	4,493	2,521	21,633
Marine	16,785	3,286	-
Other property	9,796	8,311	7,241
Total	$122,581	$ 80,528	$ 98,043
Surety	$ 59,540	$ 51,886	$ 47,688
Grand total	$530,338	$491,307	$511,348

Casualty

Casualty gross premiums written were down 2.4 percent in 2006 while virtually flat from 2004 to 2005. Only the umbrella and executive products experienced growth while all other lines were down by varying degrees as marketplace conditions for this segment continued to soften. Despite competitive pressures, we remained disciplined in writing only those accounts which we believe will provide adequate returns. This soft marketplace is likely to continue suppressing premium growth in 2007.

The 80.4 combined ratio for the casualty segment in 2006 was almost unchanged from the 2005 measure of 80.0. In each of these years, actuarial studies indicated that cumulative experience attributable to some casualty coverages for mature accident years was considerably lower than the reserves booked. Therefore, reserves were released in the amounts of $39.3 million and $51.8 million for 2006 and 2005, respectively. While we had been experiencing robust price improvements in this segment the last several years, we also produced significant new business with new exposures. Our reserving evaluation process requires adequate time periods to elapse to assess the impact of such changes in marketplace conditions on our book of casualty business.

Property

Gross premiums written in the property segment rose 28.0 percent in 2006 compared to declines of 1.3 percent in 2005 and 7.6 percent in 2004. The turnaround occurred as a result of considerable rate increases in hurricane and earthquake-prone areas while our actual exposure to these events declined. Additionally, the marine division that launched in 2005 contributed increased gross premiums written of $16.2 million in 2006. In 2005, we experienced a significant decline in our construction coverage, which we exited during the fourth quarter of that year. Earthquake coverage premiums had dropped in 2005 as we focused on reducing our exposure. Segment revenues for 2005 decreased disproportionately as we incurred charges of approximately $10.0 million to meet minimum reinsurance premium requirements as well as to reinstate reinsurance coverage exhausted by loss activity on our construction coverage. Revenue bounced back in 2006, increasing by 52.2 percent.

Underwriting income was $5.0 million in 2006 compared to a loss of $8.3 million in 2005 and income of $20.4 million in 2004. Although we experienced a light hurricane season in 2006, other catastrophe losses such as tornadoes and hailstorms, along with increased severity of commercial fire losses, served to hamper the segment's profitability. Favorable loss reserve development from the two prior years' hurricane reserves contributed $4.2 million to profits in 2006. However, additional charges were incurred from the run-off of the previously exited construction coverage, which amounted to $13.7 million this year compared to charges of $13.5 million in 2005. The 2005 results were affected by the second straight year of severe hurricane activity, which negatively impacted the segment by $22.3 million. While the property charge in 2004 from hurricane activity was $10.1 million, there was some favorable development of those reserves in 2005 which provided a benefit of $2.2 million.

Surety

Surety gross premiums written increased for the third straight year. As was the case in 2005, all the major coverages in this segment produced increases in 2006. Total segment revenue followed suit, improving by 14.8 percent in 2006 compared to 8.8 percent and 2.8 percent in 2005 and 2004, respectively.

Underwriting income more than doubled in the surety segment in 2006 totalling $10.7 million compared to $5.2 million in 2005. These results reflect the benefit of re-underwriting efforts initiated during 2003 and 2004. Favorable development on prior accident years' loss reserves resulted in a benefit of $2.6 million in 2006 and $2.1 million in 2005.

We are in litigation regarding certain commercial surety bond claims arising out of a specific bond program. We believe we have meritorious defenses to these claims and are vigorously asserting our positions in pending legal actions in multiple jurisdictions. See note 10 for further discussion.

NET INVESTMENT INCOME AND REALIZED INVESTMENT GAINS

During 2006, net investment income increased by 15.7 percent due to continued positive operating cash flow. On an after-tax basis, net investment income increased by 13.9 percent. Operating cash flows were $171.8 million in 2006, compared to $198.0 million in 2005, and $189.0 million in 2004. The average annual yields on our investments were as follows for 2006, 2005, and 2004:

	2006	2005	2004
Pretax yield			
Taxable (on book value)	5.22%	4.90%	4.92%
Tax-exempt (on book value)	4.02%	3.98%	4.10%
Equities (on fair value)	2.78%	2.80%	3.26%
After-tax yield			
Taxable (on book value)	3.40%	3.19%	3.20%
Tax-exempt (on book value)	3.81%	3.77%	3.88%
Equities (on fair value)	2.39%	2.40%	2.79%

The after-tax yield reflects the different tax rates applicable to each category of investment. Our taxable bonds are subject to our corporate tax rate of 35 percent, our tax-exempt municipal bonds are subject to a tax rate of 5.3 percent and our dividend income is generally subject to a tax rate of 14.2 percent. During 2006, the average after-tax yield of the fixed income portfolio increased to 3.55 percent from 3.43 percent in 2005 due to an increase in taxable and tax-exempt yields on new purchases. During the year, we focused on purchasing high-quality investments, including U.S. government and agency securities, municipal bonds, mortgage-backed securities, and asset-backed securities, primarily in the 5-15 year range of the yield curve.

The fixed income portfolio increased by $24.4 million during the year. This portfolio had net realized losses of $7.3 million and a tax-adjusted total return on a mark-to-market basis of 5.3 percent. Our equity portfolio increased by $47.1 million during 2006, to $368.2 million. For the year, this portfolio had an unrealized gain of $32.1 million and realized gains of $38.6 million. The total return for the year on the equity portfolio was 21.0 percent.

Our investment results for the last five years are shown in the following table:

(in thousands)	Average Invested Assets[1]	Net Investment Income[2][3]	Net Realized Gains (Losses)[3]	Change in Unrealized Appreciation[3][4]	Annualized Return on Avg. Invested Assets	Tax Equivalent Annualized Return on Avg. Invested Assets
2002	$ 896,785	$37,640	$ (3,552)	$(34,091)	0.0%	0.7%
2003	1,166,694	44,151	12,138	40,096	8.3%	9.0%
2004	1,451,539	54,087	13,365	13,200	5.6%	6.3%
2005	1,633,755	61,641	16,354	(35,788)	2.6%	3.3%
2006	1,763,016	71,325	31,045	34,395	7.8%	8.6%
5-yr Avg.	$1,382,358	$53,769	$13,870	$ 3,562	4.9%	5.6%

[1] Average amounts at beginning and end of year.
[2] Investment income, net of investment expenses, including non-debt interest expense.
[3] Before income taxes.
[4] Relates to available-for-sale fixed maturity and equity securities.

We realized $31.0 million in capital gains in 2006, compared to capital gains of $16.4 million in 2005 and $13.4 million in 2004. Results for 2006 included a $16.2 million gain from the sale of our equity in Taylor, Bean & Whitaker Mortgage Corp. (TBW) as discussed in note 1 to the financial statements. Other gains resulted from routine investment management decisions regarding relative valuation, fundamental analysis, and market conditions.

We regularly evaluate the quality of our investment portfolio. When we believe that a specific security has suffered an other-than-temporary decline in value, the investment's value is adjusted by reclassifying the decline from unrealized to realized losses. This has no impact on shareholders' equity. There have been no losses associated with the other-than-temporary impairment of securities in 2006, 2005, or 2004. The following table is used as part of our impairment analysis and illustrates certain industry-level measurements relative to our equity portfolio as of December 31, 2006, including fair value, cost basis, and unrealized gains and losses.

(in thousands)	Cost Basis	12/31/06 Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net	Unrealized Gain/ Loss%[1]
Consumer discretionary	$ 12,750	$ 16,663	$ 4,055	$(142)	$ 3,913	30.7%
Consumer staples	16,331	32,616	16,293	(8)	16,285	99.7%
Energy	7,968	29,038	21,070	-	21,070	264.4%
Financials	27,287	67,083	39,796	-	39,796	145.8%
Healthcare	12,950	30,064	17,158	(44)	17,114	132.2%
Industrials	16,816	38,432	21,711	(95)	21,616	128.5%
Materials	6,515	8,757	2,382	(140)	2,242	34.4%
Information technology	11,705	19,885	8,278	(98)	8,180	69.9%
Telecommunications	7,015	15,582	8,567	-	8,567	122.1%
Utilities	45,958	73,331	27,373	-	27,373	59.6%
Other	36,148	36,744	596	-	596	1.6%
Total	$201,443	$368,195	$167,279	$(527)	$166,752	82.8%

[1]Calculated as the percentage of net unrealized gain (loss) to cost basis

As of December 31, 2006, we held seven common stocks that were in unrealized loss positions. The total unrealized loss on these securities was $0.5 million. All of these securities have been in an unrealized loss position for less than nine months.

The fixed income portfolio contained 412 positions at a loss as of December 31, 2006. Of these 412 securities, 248 have been in an unrealized loss position for more than 12 consecutive months and these collectively represent $10.5 million in unrealized losses. The fixed income unrealized losses can be primarily attributed to changes in interest rates from the time of purchase. We continually monitor the credit quality of our fixed income investments to gauge our ability to be repaid principal and interest. We consider price declines of securities in our other-than-temporary-impairment analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

Factors that we consider in the evaluation of credit quality include:

1. Credit ratings from major rating agencies, including Moody's and Standard & Poor's,
2. Business and operating performance trends,
3. Management quality/turnover,
4. Industry competitive analysis, and
5. Changes in business model/strategy.

As of December 31, 2006, we held no equity or fixed income securities that individually had an unrealized loss greater than 12 percent. Based on our evaluation of equity securities held within specific industry sectors, as well as the duration and magnitude of unrealized losses in our equity and bond portfolios, we do not believe any securities suffered an other-than-temporary decline in value as of December 31, 2006.

The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2006, by contractual maturity, are shown as follows:

(in thousands)	Amortized Cost	Estimated Fair Value
Total fixed income		
Due in one year or less	$ 18,999	$ 19,105
Due after one year through five years	317,934	318,154
Due after five years through 10 years	640,809	640,532
Due after 10 years	383,713	380,470
Total	$1,361,455	$1,358,261

Expected maturities may differ from contractual maturities due to call provisions on some existing securities.

INTEREST AND GENERAL CORPORATE EXPENSE

Interest on debt fell 7.5 percent as short-term obligations were paid off during the year. While debt interest was basically flat in 2005, the 2004 increase resulted from the issuance of $100 million in 10-year maturity senior notes in December 2003. Decisions regarding future short-term debt management will be based on available cash flow and the interest rate environment. General corporate expenses tend to fluctuate relative to our executive compensation plan and have increased in each of the last three years due to strong operating results. This model measures comprehensive earnings against a minimum required return on our capital. Additionally, legal fees, director fees, and travel rose since 2003.

INVESTEE EARNINGS

We maintain a 40 percent interest in Maui Jim, primarily a manufacturer of high-quality polarized sunglasses. Maui Jim's chief executive officer owns a controlling majority of the outstanding shares of Maui Jim. In 2006 we recorded $8.8 million in earnings from this investment compared to $8.4 million in 2005 and $5.0 million in 2004. The upward trend over the last two years is the result of improved operating performance. Also included in this caption were $6.3 million, $2.5 million, and $0.5 million in earnings over the last three years from our investment in TBW. During the fourth quarter of 2004, we converted warrants to common stock in this private mortgage origination company, which increased our ownership interest to 21 percent. Prior to the conversion, earnings from this ownership were reflected in net investment income. In the fourth quarter of this year, we sold our equity in TBW for $32.5 million resulting in a pretax realized gain of $16.2 million.

INCOME TAXES

Our effective tax rates were 28.0 percent, 25.5 percent, and 27.2 percent for 2006, 2005, and 2004, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate for 2006 was higher than 2005 and 2004 due to the increase in underwriting income and net realized gains, which were taxed at 35.0 percent. Partially offsetting this increase, results for 2006 included the favorable resolution of a recent tax examination. During 2006, the Internal Revenue Service (IRS) concluded an examination of our tax years 2000 through 2004. As a result of this exam, we recorded a $3.2 million tax benefit, resulting from a change in tax estimate related to the sale of assets. In 2006 and 2005, a tax benefit was realized associated with a dividend declared and payable in 2007 and 2006, respectively, from an unconsolidated investee, Maui Jim. As required under Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes," the gain reflects the tax benefit of applying the lower tax rate applicable to affiliated dividends (7 percent) as compared to the corporate capital gains tax rate (35 percent) on which previous tax estimates were based. In addition, our pretax earnings in 2006 included $28.7 million of investment income that is wholly or partially exempt from federal income tax, compared to $28.2 million and $25.2 million in 2005 and 2004, respectively.

NET UNPAID LOSSES AND SETTLEMENT EXPENSES

The primary liability on our balance sheet relates to unpaid losses and settlement expenses, which represents our estimated liability for losses and related settlement expenses before considering offsetting reinsurance recoverable balances. This liability can be further deconstructed into two parts: (1) case reserves representing estimates of losses and settlement expenses on known claims and (2) IBNR — incurred but not reported — reserves representing estimates of losses and settlement expenses on claims that have occurred but have not yet been reported to us. Our gross liability for both case and IBNR reserves is reduced by reinsurance balances recoverable on unpaid losses and settlement expenses to calculate our net reserve balance. This net reserve balance increased from $738.7 million at December 31, 2005, to $793.1 million as of December 31, 2006. This reflects incurred loss of $256.9 million in 2006 offset by paid losses of $202.4 million, compared to incurred losses of $251.2 million offset by $180.9 million paid in 2005. As of December 31, 2006, our net IBNR reserves represented 64.3 percent of total net reserves while the remainder was for case reserves. As of December 31, 2005, IBNR net reserves represented 63.3 percent of total net reserves.

MARKET RISK DISCLOSURE

Market risk is a general term describing the potential economic loss associated with adverse changes in the fair value of financial instruments. Management of market risk is a critical component of our investment decisions and objectives. We manage our exposure to market risk by using the following tools:

1. Monitoring the fair value of all financial assets on a constant basis,
2. Changing the character of future investment purchases as needed, and
3. Maintaining a balance between existing asset and liability portfolios.

INTEREST RATE RISK

Our primary exposure to interest rate risk is with our fixed income investment portfolio.

Modified duration analysis is used to measure the sensitivity of the fixed income portfolio to changes in interest rates, providing a measure of price percentage volatility. We attempt to minimize interest rate risk by matching the duration of assets to that of liabilities.

Interest rate risk will also affect our income statement due to its impact on interest expense. We maintain a debt obligation that is long term in nature. At the end of 2005, our short-term debt was $15.5 million. As of December 31, 2006, our short-term debt obligations were zero. Our long-term debt carries a fixed interest rate. As such, our interest expense on this obligation is not subject to changes in interest rates. As this debt is not due until 2014, we will not assume risk in our ability to refinance this debt for many years.

EQUITY PRICE RISK

Equity price risk is the potential that we will incur economic loss due to the decline of common stock prices. Beta analysis is used to measure the sensitivity of our equity portfolio to changes in the value of the S&P 500 Index (an index representative of the broad equity market). Our current equity portfolio has a beta of .72 in comparison to the S&P 500. Our equity investment returns have been similar to the S&P 500 with much less volatility. This low beta statistic reflects our long-term emphasis on maintaining a conservative, value oriented, dividend-driven investment philosophy for our equity portfolio. Historically, dividend-paying common stocks have demonstrated superior down-market performance characteristics.

SENSITIVITY ANALYSIS

The tables on page 14 detail information on the market risk exposure for our financial investments as of December 31, 2006. Listed on each table is the December 31, 2006, fair value for our assets and the expected pretax reduction in fair value given the stated hypothetical events. This sensitivity analysis assumes the composition of our assets remains constant over the period being measured and also assumes interest rate changes are reflected uniformly across the yield curve. For example, our ability to hold non-trading securities to maturity mitigates price fluctuation. For purposes of this disclosure, market-risk-sensitive instruments are divided into two categories: instruments held for trading purposes and those held for nontrading purposes. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the fair value of our investment portfolio.

As of December 31, 2006, our fixed income portfolio had a fair value of $1.4 billion. The sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 2006, levels with all other variables held constant. Such scenarios would result in decreases in the fair value of the fixed income portfolio of $61.8 million and $123.9 million, respectively. Due to our use of the held-to-maturity designation for a portion of the fixed income portfolio, the balance sheet impact of these scenarios would be lower.

As of December 31, 2006, our equity portfolio had a fair value of $368.2 million. The base sensitivity analysis uses market scenarios of the S&P 500 Index declining both 10 percent and 20 percent. These scenarios would result in approximate decreases in the equity fair value of $29.9 million and $59.9 million, respectively. As we designate all common stocks as available-for-sale, these fair value declines would impact our balance sheet.

Counter to the base scenarios shown in Tables 1 and 2, Tables 3 and 4 quantify the opposite impact. Under the assumptions of falling interest rates and an increasing S&P 500 Index, the fair value of our assets will increase from their present levels by the indicated amounts.

Table 1 (in thousands)
Effect of a 100-basis-point increase in interest rates and a 10% decline in the S&P 500:

	12/31/06 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes			
Fixed maturity securities	$ 14,960	$ (622)	$ -
Total trading	14,960	(622)	-
Held for nontrading purposes			
Fixed maturity securities	1,343,301	(61,132)	-
Equity securities	368,195	-	(29,971)
Total nontrading	$1,711,496	(61,132)	(29,971)
Total trading & nontrading	$1,726,456	$(61,754)	$(29,971)

Table 2 (in thousands)
Effect of a 200-basis-point increase in interest rates and a 20% decline in the S&P 500:

	12/31/06 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes			
Fixed maturity securities	$ 14,960	$ (1,216)	$ -
Total trading	14,960	(1,216)	-
Held for nontrading purposes			
Fixed maturity securities	1,343,301	(122,698)	-
Equity securities	368,195	-	(59,942)
Total nontrading	$1,711,496	(122,698)	(59,942)
Total trading & nontrading	$1,726,456	$(123,914)	$(59,942)

Table 3 (in thousands)
Effect of a 100-basis-point decrease in interest rates and a 10% increase in the S&P 500:

	12/31/06 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes			
Fixed maturity securities	$ 14,960	$ 579	$ -
Total trading	14,960	579	-
Held for nontrading purposes			
Fixed maturity securities	1,343,301	48,904	-
Equity securities	368,195	-	29,971
Total nontrading	$1,711,496	48,904	29,971
Total trading & nontrading	$1,726,456	$49,483	$29,971

Table 4 (in thousands)
Effect of a 200-basis-point decrease in interest rates and a 20% increase in the S&P 500:

	12/31/06 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes			
Fixed maturity securities	$ 14,960	$ 1,103	$ -
Total trading	14,960	1,103	-
Held for nontrading purposes			
Fixed maturity securities	1,343,301	95,672	-
Equity securities	368,195	-	59,942
Total nontrading	$1,711,496	95,672	59,942
Total trading & nontrading	$1,726,456	$96,775	$59,942

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

We have three primary types of cash flows: (1) operating cash flows, which consist mainly of cash generated by our underwriting operations and income earned on our investment portfolio, (2) investing cash flows related to the purchase, sale, and maturity of investments, and (3) financing cash flows that impact our capital structure, such as changes in debt and shares outstanding. The following table summarizes these three cash flows over the last three years.

(in thousands)	2006	2005	2004
Operating cash flows	**$171,775**	$ 198,027	$ 188,962
Investing cash flows	**(63,325)**	(152,907)	(177,189)
Financing cash flows	**(108,450)**	(45,120)	(11,773)

Our balance sheet does not reflect any cash balance because all of our funds are invested in short-term investments, primarily highly rated money market instruments.

We have entered into certain contractual obligations that require us to make recurring payments. The following table summarizes our contractual obligations as of December 31, 2006.

(in thousands)		Payments due by period			
Contractual Obligations	Total	Less than 1 yr.	1-3 yrs.	3-5 yrs	More than 5 yrs.
Loss and settlement expense	$1,318,777	$407,951	$499,318	$232,630	$178,878
Long-term debt	100,000	-	-	-	100,000
Short-term debt	-	-	-	-	-
Capital lease	192	178	14	-	-
Operating lease	14,187	3,338	5,178	3,688	1,983
Total	$1,433,156	$411,467	$504,510	$236,318	$280,861

Loss and settlement expense reserves represent management's best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by periods are based on our historical claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different than the amounts disclosed above. Amounts disclosed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on unpaid loss and settlement reserves are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge us of our liability to policyholders. Amounts recoverable from reinsurers on unpaid loss and settlement reserves totaled $525.7 million at December 31, 2006.

The next largest contractual obligation relates to long-term debt outstanding. On December 12, 2003, we completed a public debt offering, issuing $100 million in senior notes maturing January 15, 2014 (a 10-year maturity), and paying interest semi-annually at the rate of 5.95 percent. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. These notes are rated Baa2 by Moody's and BBB+ by Standard & Poor's. We are not party to any off-balance sheet arrangements.

Our primary objective in managing our capital is to preserve and grow shareholders' equity and statutory surplus to improve our competitive position and allow for expansion of our insurance operations. Our insurance subsidiaries must maintain certain minimum capital levels in order to meet the requirements of the states in which we are regulated. Our insurance companies are also evaluated by rating agencies that assign financial strength ratings that measure our ability to meet our obligations to policyholders over an extended period of time.

We have historically grown our shareholders' equity and/or policyholders' surplus as a result of three sources of funds: (1) earnings on underwriting and investing activities, (2) appreciation in the value of our invested assets, and (3) the issuance of common stock and debt.

At December 31, 2006, we had short-term investments and other investments maturing within one year of approximately $123.2 million and investments of $440.0 million maturing within five years. We maintain revolving lines of credit with two financial institutions, each of which permits us to borrow up to an aggregate principal amount of $10.0 million. Under certain conditions, each of the lines may be increased up to an aggregate principal amount of $20.0 million. These facilities have three-year terms that expire on May 31, 2008. As of December 31, 2006, no amounts were outstanding on these facilities. We believe that cash generated by operations, cash generated by investments and cash available from financing activities will provide sufficient sources of liquidity to meet our anticipated needs over the next 12 to 24 months. We have generated positive operating cash flow for more than 20 consecutive years. In the most recent three years ended December 31, 2006, 2005, and 2004, our operating cash flow was $171.8 million, $198.0 million, and $189.0 million, respectively. The primary factor in our ability to generate positive operating cash flow is underwriting profitability. If we are not able to continue generating positive operating cash flow, we may have to sell investment securities, some of which might be sold at a loss.

OPERATING ACTIVITIES

The following table highlights some of the major sources and uses of cash flow from operating activities:

Sources	Uses
Premiums received	Claims
Loss payments from reinsurers	Ceded premium to reinsurers
Investment income	Commissions paid
(interest & dividends)	Operating expenses
	Interest expense
	Income taxes

Our largest source of cash is from premiums received from our customers, which we receive at the beginning of the coverage period. Our largest cash outflow is for claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that earn interest and dividends — another source of cash. We use cash to pay commissions to brokers and agents, as well as to pay for ongoing operating expenses such as salaries, rent, taxes, and interest expense. We also utilize reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive to our reinsurers, and collect cash back when losses subject to our reinsurance coverage are paid.

The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, so their timing can influence cash flows from operating activities in any given period. We are subject to the risk of incurring significant losses on catastrophes, both natural (such as earthquakes and hurricanes) and man-made (such as terrorism). If we were to incur such losses, we would have to make significant claims payments in a relatively concentrated period of time.

INVESTING ACTIVITIES

The following table highlights some of the major sources and uses of cash flow from investing activities:

Sources	Uses
Proceeds from bonds sold,	Purchase of bonds
called or matured	Purchase of stocks
Proceeds from stocks sold	
Proceeds from sale of unconsolidated investee	

We maintain a well-diversified investment portfolio representing policyholder funds that have not yet been paid out as claims, as well as the capital we hold for our shareholders. As of December 31, 2006, our portfolio had a carrying value of $1.8 billion. Invested assets at December 31, 2006, increased by $130.5 million, or 7.7 percent, from December 31, 2005. Contributing to this increase was the investment of cash flows from operations.

Our overall investment philosophy is designed to first protect policyholders by maintaining sufficient funds to meet corporate and policyholder obligations, then generate long-term growth in shareholders' equity. Because our existing and projected liabilities are sufficiently funded by the fixed income portfolio, we can improve returns by investing a portion of the surplus (within limits) in an equity portfolio. As of December 31, 2006, 43.8 percent of our shareholders' equity was invested in common stocks, as compared to 46.3 percent at December 31, 2005 and 50.6 percent at December 31, 2004. The 2006 calculation excludes a $36.7 million investment in a bond mutual fund.

We currently classify 7.8 percent of the securities in our fixed income portfolio as held-to-maturity, meaning they are carried at amortized cost and are intended to be held until their contractual maturity. Other portions of the fixed income portfolio are classified as available-for-sale (91.1 percent) or trading (1.1 percent) and are carried at fair value. As of December 31, 2006, we maintained $1.25 billion in fixed income securities within the available-for-sale and trading classifications. The available-for-sale portfolio provides an additional source of liquidity and can be used to address potential future changes in our asset/liability structure.

Our fixed income portfolio is managed for safety, focusing on securities of the highest ratings and liquidity. Yield is of secondary importance behind the preservation of capital. The equity portfolio is weighted toward dividend-paying stocks that provide current income as well as long-term growth potential. This philosophy of portfolio diversification, management style, and asset allocation allows us to maximize overall returns within our defined risk tolerances.

Our bond portfolio comprised 74.2 percent of our total 2006 portfolio, versus 78.4 percent of the total at December 31, 2005, and 75.0 percent of the total as of December 31, 2004. As of December 31, 2006, our fixed income portfolio contained 76.9 percent AAA-rated bonds, 10.1 percent AA-rated bonds, 8.6 percent A-rated bonds, and 4.4 percent BBB-rated bonds.

In selecting the maturity of securities in which we invest, we consider the relationship between the duration of our fixed income investments and the duration of our liabilities, including the expected ultimate payout patterns of our reserves. We believe that both liquidity and interest rate risk can be minimized by such asset/liability management. As of December 31, 2006, our fixed income portfolio's duration was 4.76 years and remained well diversified. During 2006, the total return on our bond portfolio on a tax-equivalent, mark-to-market basis was 5.25 percent.

In addition, at December 31, 2006, our equity portfolio had a value of $368.2 million, all of which is classified as available-for-sale and is also a source of liquidity. The securities within the equity portfolio remain primarily invested in large-cap issues with strong dividend performance. The strategy remains one of value investing, with security selection taking precedence over market timing. A buy-and-hold strategy is used, minimizing both transactional costs and taxes. We maintain a well-diversified group of equity securities. During 2006, the total return on our equity portfolio on a mark-to-market basis was 21.0 percent.

FINANCING ACTIVITIES

In addition to the previously discussed operating and investing activities, we also engage in financing activities to manage our capital structure. The following table highlights some of the major sources and uses of cash flow from financing activities:

Sources	Uses
Proceeds from stock offerings	Shareholder dividends
Proceeds from debt offerings	Debt repayment
Short-term borrowing	Share buy-backs
Shares issued under stock option plans	

Our capital structure is comprised of equity and debt obligations. As of December 31, 2006, our capital structure consisted of $100.0 million in 10-year maturity senior notes (long-term debt), and $756.5 million of shareholders' equity. Debt outstanding comprised 11.7 percent of total capital as of December 31, 2006.

Our 123rd consecutive dividend payment was declared in the first quarter of 2007 and will be paid on April 12, 2007, in the amount of $0.20 per share. Since the inception of cash dividends in 1976, we have increased our annual dividend every year.

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authority of Illinois. The maximum dividend distribution is limited by Illinois law to the greater of 10 percent of RLI Insurance Company's policyholder surplus as of December 31 of the preceding year or its net income for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI Insurance Company during 2007 without prior approval is $75.7 million. In 2006, a total of $59.5 million has been paid in dividends by RLI Insurance Company as follows: asset transfer of Maui Jim valued at $35.2 million, asset transfer of TBW valued at $13.4 million, and a cash dividend of $10.9 million.

In February 2006, we announced a $100 million common stock repurchase program. Through year end 2006, we repurchased 1,624,009 shares at an average price of $49.92 per share, which is just over $81.1 million of the program. We anticipate concluding this repurchase program in 2007.

OUTLOOK FOR 2007

Our insurance marketplace, and in particular the excess and surplus lines segment, is subject to cycles involving alternating periods of price increases ("hard markets") and price decreases ("soft markets"). Pricing in the overall insurance marketplace has been on the decline for the past several years. We expect this trend to continue, although each of our insurance segments will likely be impacted by varying degrees. We also expect to see some organic growth in 2007 and underwriting income in all three of our insurance segments absent any major catastrophe. Specific details regarding events in our insurance segments follow.

CASUALTY

We expect the price softening seen in 2006 to continue in 2007. We will maintain our profit-focused strategy and look to broaden our production sources and product offerings as a means to holding our market position and potentially growing this segment. Rising profitability and rising levels of capital for the industry will serve to intensify competition for this segment. We look to our ability to exercise underwriting discipline and select quality risks to continue our profitability in 2007.

PROPERTY

The industry took advantage of a quiet Atlantic hurricane season to rebuild capital depleted by hurricane events in 2005. We believe property pricing will soften, but not to pre-Katrina levels. Pricing actions will be tempered by greater rating agency focus on catastrophe claims-paying ability. We expect to continue to see premium growth and favorable loss experience in this segment in 2007. Our marine business should continue to grow moderately, while we expect losses from our run-off construction book to stabilize.

SURETY

The surety segment, like our other segments, should feel the pressure of a softening marketplace. The steps we have taken over the past several years to address loss experience, coupled with a strong staffing model aided by decision support tools, point to continued profitability in 2007.

INVESTMENTS

Within our investment portfolio, we expect to continue to increase investment income as the balance of our portfolio grows from operating and investing cash flow. Interest rates for bonds with maturities of greater than five years, where a majority of our fixed income portfolio is concentrated, have remained relatively stable in the last couple of years, although they are below the historical average. If interest rates increase, we will be able to invest our cash flow into higher-yielding investments which would improve investment income. However, rising interest rates will depress the fair value of our bond portfolio which will negatively impact comprehensive earnings and book value. Twenty percent of our portfolio is invested in common stocks. We expect the dividend income on these stocks to grow and the value of this portfolio will be dictated by the performance of the general stock market, which is difficult to predict.

ACCOUNTING STANDARDS

SFAS NO. 123 (REVISED 2004), SHARE-BASED PAYMENT (SFAS 123R)

In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards (SFAS) No. 123, "Share-Based Payment," (SFAS 123R) which required companies to expense the estimated fair value of employee stock options and similar awards, for all options vesting, granted, or modified after the effective date of this revised statement. The accounting provisions of SFAS 123R were to become effective for interim periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commission (SEC) adopted a final rule amending Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS 123R. The effect of this ruling was to delay the effective date of SFAS 123R to the first interim or annual reporting period of the registrant's first fiscal year beginning on or after June 15, 2005. As a result, the accounting provisions of SFAS 123R became effective for our financial statements beginning January 1, 2006.

SFAS 123R is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and its related implementation guidance. On January 1, 2006, we adopted the provisions of SFAS 123R using the modified prospective method. SFAS 123R requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). Prior to the adoption of SFAS 123R, we followed the intrinsic value method in accordance with APB 25 to account for our employee stock options and recognized no compensation expense for the stock option grants.

SFAS NO. 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS (SFAS 154)

We adopted SFAS 154 on January 1, 2006. SFAS 154 replaces APB 20, "Accounting Changes," and SFAS No.3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless determination of either the period specific effects or the cumulative effect of the change is impracticable or otherwise promulgated. We had no accounting changes or error corrections affected by the new standard.

SFAS NO. 155, ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS — AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140 (SFAS 155)

In February 2006, the FASB issued SFAS 155, "Accounting for Certain Hybrid Financial Instruments." SFAS 155 amends FASB Statement No. 133 and FASB Statement No. 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. Companies are required to adopt the provisions of SFAS 155, as applicable, beginning in fiscal year 2007. We do not believe the adoption of SFAS 155 will have a material impact on our financial position or results of operations.

FASB INTERPRETATION NO. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES, (FIN 48)

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 requires an entity to recognize the benefit of tax positions only when it is more likely than not, based on the position's technical merits, that the position would be sustained upon examination by the respective taxing authorities. The tax benefit is measured as the largest benefit that is more than 50 percent likely of being realized upon final settlement with the respective taxing authorities. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 is not expected to have a material effect on our financial position or results of operations.

SFAS NO. 157, "FAIR VALUE MEASUREMENTS" (SFAS 157)

In September 2006, the FASB issued SFAS No. 157. SFAS 157 defines fair value and establishes a framework for measuring fair value in GAAP. The pronouncement describes fair value as being based on a hypothetical transaction to sell an asset or transfer a liability at a specific measurement date, as considered from the perspective of a market participant who holds the asset or owes the liability. In addition, fair value should be viewed as a market-based measurement, not an entity-specific measurement. Therefore, fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks associated with that asset or liability. SFAS 157 becomes effective for fiscal years beginning after November 15, 2007. We are currently reviewing the guidance provided in this standard to determine the impact on our financial position and results of operations.

SFAS NO. 158, "EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POST RETIREMENT PLANS—AN AMENDMENT OF FASB STATEMENTS NO 87, 88, 106 AND 132(R)" (SFAS 158)

In September 2006, the FASB issued SFAS No. 158. SFAS 158 improves reporting of obligations for pensions and other post-retirement benefits by recognizing the over-funded or under-funded status of plans as an asset or liability. The pronouncement does not change how plan assets and benefit obligations are measured under SFAS 87 and SFAS 106 nor does it change the approach for measuring annual benefit cost reported in earnings. Rather, it eliminates the provisions that permit plan assets and obligations to be measured as of a date not more than three months prior to the balance sheet date, instead requiring measurement as of the reporting date. In addition, the pronouncement requires previously unrecognized items, such as actuarial gains and unrecognized prior service costs or credits to be recognized on the balance sheet as a component of other comprehensive income (loss). As discussed in note 8, our defined benefit pension plan was terminated in 2006. The implementation of SFAS 158 had no impact on our financial position or results of operations.

STATE AND FEDERAL LEGISLATION

As an insurance holding company, we, as well as our insurance company subsidiaries, are subject to regulation by the states and territories in which the insurance subsidiaries are domiciled or transact business. Holding company registration in each insurer's state of domicile requires periodic reporting to the state regulatory authority of the financial, operational and management data of the insurers within the holding company system. All transactions within a holding company system affecting insurers must have fair and reasonable terms, and the insurer's policyholder surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to regulators is required prior to the consummation of certain transactions affecting insurance company subsidiaries of the holding company system.

The insurance holding company laws also require that ordinary dividends be reported to the insurer's domiciliary regulator prior to payment of the dividend and that extraordinary dividends may not be paid without such regulator's prior approval. An extraordinary dividend is generally defined as a dividend that, together with all other dividends made within the past 12 months, exceeds the greater of 100 percent of the insurer's statutory net income for the most recent calendar year, or 10 percent of its statutory policyholders' surplus as of the preceding year end. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments would be permitted.

In addition, the insurance holding company laws require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. "Control" is generally presumed to exist through the ownership of 10 percent or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of our insurance company subsidiaries, including a change of control of us, would generally require the party acquiring control to obtain the prior approval by the insurance departments of the insurance company subsidiaries' states of domicile or commercial domicile, if any, and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delay of, or deter, any such transaction.

Other regulations impose restrictions on the amount and type of investments our insurance company subsidiaries may have. Regulations designed to ensure financial solvency of insurers and to require fair and adequate treatment and service for policyholders are enforced by filing, reporting and examination requirements. Marketplace oversight is conducted by monitoring and periodically examining trade practices, approving policy forms, licensing of agents and brokers, and requiring the filing and in some cases, approval, of premiums and commission rates to ensure they are fair and equitable. Such restrictions may limit the ability of our insurance company subsidiaries to introduce new coverages or implement desired changes to current premium rates or policy forms. Financial solvency is monitored by minimum reserve and capital requirements (including risk-based capital requirements), periodic reporting procedures (annually, quarterly, or more frequently if necessary), and periodic examinations.

The quarterly and annual financial reports to the states utilize statutory accounting principles that are different from GAAP, which show the business as a going concern. The statutory accounting principles used by regulators, in keeping with the intent to assure policyholder protection, are generally based on a solvency concept.

Under state insurance laws, our insurance company subsidiaries cannot treat reinsurance ceded to an unlicensed or non-accredited reinsurer as an asset or as a deduction from its liabilities in their statutory financial statements, except to the extent that the reinsurer has provided collateral security in an approved form, such as a letter of credit. As of December 31, 2006, $1.6 million of our reinsurance recoverables were due from unlicensed or non-accredited reinsurers that had not provided us with approved collateral.

Many jurisdictions have laws and regulations that limit an insurer's ability to withdraw from a particular market. For example, states may limit an insurer's ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to marketplace disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable marketplaces. For example, the state of Florida passed legislation in early 2007 seeking to make residential homeowners' insurance in Florida more accessible and affordable by imposing regulatory changes and restrictions on many aspects of the insurance market in that state. The near-term impact to us is not expected to be material since we currently write a relatively small amount of residential homeowners' insurance in that state. However, such legislation is new, and thus its full impact, as well as the reaction of any other coastal state, is not yet certain. We will continue to carefully monitor the legislative and regulatory activity in this area.

Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by the policyholders of insurance companies that become insolvent. Depending upon state law, licensed insurers can be assessed an amount that is generally equal to between 1 percent and 2 percent of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. These assessments may increase or decrease in the future, depending upon the rate of insolvencies of insurance companies. In some states, these assessments may be wholly or partially recovered through policy fees paid by insureds.

In addition to monitoring our existing regulatory obligations, we are also monitoring developments in the following areas to determine the potential effect on our business and to comply with our legal obligations.

BROKER CONTINGENT COMMISSIONS

In 2004, the New York attorney general began an investigation into insurance broker and insurance company activities connected with contingent commission arrangements. The investigation led to lawsuits, both private suits and suits by attorneys general, and prompted other attorneys general and state insurance departments to conduct further investigations. We have responded to all inquiries from state attorneys general and insurance departments, and have not been subject to any regulatory actions or paid any fees or fines as a result. We also conducted an internal investigation of our contingent commission arrangements and related underwriting practices and found no improper actions. We have also established a corporate policy regarding the proper use and authorization of contingent commission agreements. The National Association of Insurance Commissioners (NAIC) has created a model act on these agreements for agents and brokers, and statutes have been proposed or enacted in several states. We continue to closely monitor all legislative developments.

TERRORISM EXCLUSION REGULATORY ACTIVITY

After the events of September 11, 2001, the NAIC urged states to grant conditional approval to commercial lines endorsements that excluded coverage for acts of terrorism consistent with language developed by the Insurance Services Office, Inc (ISO). The ISO endorsement included certain coverage limitations. Many states allowed the endorsements for commercial lines, but rejected such exclusions for personal exposures.

On November 26, 2002, the federal Terrorism Risk Insurance Act of 2002 (TRIA) became law. TRIA was set to expire on December 31, 2005, but the law has been extended until December 31, 2007. The act, as extended and amended, provides for a federal backstop for terrorism losses as defined by the act and certified by the secretary of the treasury in concurrence with the secretary of state and the U.S. attorney general. Under TRIA, coverage provided for losses caused by acts of terrorism is partially reimbursed by the United States under a formula whereby the government pays 90 percent in 2006 and 85 percent in 2007 of covered terrorism losses exceeding a prescribed deductible to the insurance company providing the coverage. The deductible is calculated as 17.5 percent in 2006 and 20 percent in 2007 of gross earned premium net of a few excludable lines. Coverage under the act must be made available to policyholders, with certain specified exceptions, in commercial property and casualty policies. The immediate effect, as regards state regulation, was to nullify terrorism exclusions to the extent they exclude losses that would otherwise be covered under the act. We are in compliance with the requirements of TRIA and have made terrorism coverage available to policyholders. Given the challenges associated with attempting to assess the possibility of future acts of terror exposures and assign an appropriate price to the risk, we have taken a conservative underwriting position on most of our affected coverages. Congress is currently considering an extension of TRIA, although such action is not certain.

SARBANES-OXLEY ACT OF 2002

The Sarbanes-Oxley Act of 2002 presents a significant expansion of securities law regulation of corporate governance and compliance, accounting practices, reporting, and disclosure that affects publicly traded companies. The act, in part, sets forth requirements for certification by CEOs and CFOs of certain reports filed with the Securities and Exchange Commission (SEC), disclosures pertaining to the adoption of a code of ethics applicable to certain management personnel, and safeguards against actions to fraudulently influence, manipulate or mislead independent public or certified accountants of the issuer's financial statements. It also provides stronger requirements for development and evaluation of internal control procedures, as well as provisions pertaining to a company's audit committee of the board of directors. As required by the act and under the supervision from and participation of management, we annually complete an evaluation of our internal control system including all design, assessment, documentation, and testing phases. This evaluation is intended to identify any deficiencies, measure their materiality, and implement procedures, where necessary, to remediate them.

The annual certification of our CEO with respect to compliance with the New York Stock Exchange corporate governance listing standards has been submitted to the New York Stock Exchange and the annual certifications of our CEO and CFO required by the Sarbanes-Oxley Act of 2002 with respect to the our 2006 fiscal year have been filed with the SEC as an exhibit to our annual report on Form 10-K for 2006.

ASBESTOS LITIGATION REFORM

Congress has considered, but not yet enacted, asbestos litigation reform legislation. Alternatives range from a proposal requiring manufacturers and insurers to fund liabilities for asbestos exposure to provide for a remedy for all asbestos-related claims, to a proposal requiring victims to document their medical condition before suing for damages. We continue to monitor our expected exposure and do not perceive a significant risk.

FEDERAL REGULATION OF INSURANCE

In 2006, two separate bills were introduced in Congress that would provide significant federal regulation in the insurance industry. One bill provides for an optional federal charter, and the other seeks to streamline and reduce the state regulatory burden for non-admitted/surplus lines of insurance. This proposed legislation would have a significant impact on the insurance industry, and we continue to monitor all proposals.

Also, in early 2007, bills were introduced in Congress to repeal the antitrust exemption for the insurance industry in the McCarran-Ferguson Act. We will monitor this proposed legislation, but we cannot predict if such bills will become law or the impact of such legislation on the company or the industry.

CORPORATE COMPLIANCE

We have a code of conduct, corporate governance guidelines, and compliance manual, which provide directors, officers, and employees with guidance and requirements for complying with a variety of federal and state laws and company policies. Electronic versions of these documents, as well as the following documents, are, or will be, available on our web site (www.rlicorp.com): 2006 summary annual report; 2006 financial report; 2007 proxy statement; annual report on Form 10-K for 2006; and charters of the executive resources, audit, finance and investment, strategy, and nominating/corporate governance committees of the board of directors. Printed copies of these documents will be made available upon request without charge to any shareholder.

FORWARD LOOKING STATEMENTS

Forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 appear throughout this report. These statements relate to our current expectations, beliefs, intentions, goals or strategies regarding the future and are based on certain underlying assumptions by us. These forward looking statements generally include words such as "expect," "will," "should," "anticipate," and similar expressions. Such assumptions are, in turn, based on information available and internal estimates and analyses of general economic conditions, competitive factors, conditions specific to the property and casualty insurance industry, claims development, and the impact thereof on our loss reserves, the adequacy of our reinsurance programs, developments in the securities market and the impact on our investment portfolio, regulatory changes and conditions, and other factors. Actual results could differ materially from those expressed in, or implied by, these forward looking statements. We assume no obligation to update any such statements. You should review the various risks, uncertainties, and other factors listed from time to time in our Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands, except share data) December 31,	2006	2005
Assets		
Investments:		
Fixed maturities:		
Available-for-sale, at fair value (amortized cost – $1,240,020 in 2006 and $1,189,408 in 2005)	**$1,234,571**	$1,181,636
Held-to-maturity, at amortized cost (fair value – $108,730 in 2006 and $138,902 in 2005)	**106,310**	134,451
Trading, at fair value (amortized cost – $15,125 in 2006 and $15,465 in 2005)	**14,960**	15,312
Equity securities available-for-sale, at fair value (cost – $201,443 in 2006 and $186,417 in 2005)	**368,195**	321,096
Short-term investments, at cost which approximates fair value	**104,205**	45,296
Total investments	**1,828,241**	1,697,791
Cash	–	–
Accrued investment income	**18,628**	16,974
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $21,620 in 2006 and $19,987 in 2005	**126,021**	126,894
Ceded unearned premiums	**97,596**	114,668
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $16,806 in 2006 and $18,605 in 2005	**525,671**	593,209
Deferred policy acquisition costs, net	**73,817**	69,477
Property and equipment, at cost, net of accumulated depreciation of $38,060 in 2006 and $35,306 in 2005	**20,590**	20,859
Investment in unconsolidated investees	**36,667**	54,340
Goodwill, net of accumulated amortization of $4,700 in 2006 and 2005	**26,214**	26,214
Other assets	**17,851**	15,444
Total assets	**$2,771,296**	$2,735,870
Liabilities and shareholders' equity		
Liabilities:		
Unpaid losses and settlement expenses	**$1,318,777**	$1,331,866
Unearned premiums	**387,811**	383,683
Reinsurance balances payable	**85,046**	97,526
Notes payable, short-term debt	–	15,541
Income taxes – current	**8,318**	4,425
Income taxes – deferred	**27,069**	22,717
Bonds payable, long-term debt	**100,000**	100,000
Other liabilities	**87,755**	87,171
Total liabilities	**2,014,776**	2,042,929
Shareholders' equity:		
Common stock ($1 par value, authorized 50,000,000 shares, issued 31,689,740 shares in 2006 and 31,344,058 shares in 2005)	**31,690**	31,344
Paid-in capital	**187,632**	181,794
Accumulated other comprehensive earnings net of tax	**105,145**	82,785
Retained earnings	**594,147**	478,043
Deferred compensation	**7,744**	7,735
Treasury stock, at cost (7,416,762 shares in 2006 and 5,792,753 shares in 2005)	**(169,838)**	(88,760)
Total shareholders' equity	**756,520**	692,941
Total liabilities and shareholders' equity	**$2,771,296**	$2,735,870

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands, except per share data) Years ended December 31,	2006	2005	2004
Net premiums earned	$530,338	$491,307	$511,348
Net investment income	71,325	61,641	54,087
Net realized investment gains	31,045	16,354	13,365
Consolidated revenue	632,708	569,302	578,800
Losses and settlement expenses	256,889	251,170	306,131
Policy acquisition costs	145,776	136,058	134,595
Insurance operating expenses	43,617	35,196	30,731
Interest expense on debt	6,581	7,118	6,894
General corporate expenses	8,069	6,780	5,536
Total expenses	460,932	436,322	483,887
Equity in earnings of unconsolidated investees	15,117	10,896	5,429
Earnings before income taxes	186,893	143,876	100,342
Income tax expense (benefit):			
Current	59,942	40,481	32,495
Deferred	(7,688)	(3,739)	(5,189)
Income tax expense	52,254	36,742	27,306
Net earnings	**$134,639**	$107,134	$ 73,036
Other comprehensive earnings (loss), net of tax			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during the period	$ 32,011	$ (12,594)	$ 16,871
Less: Reclassification adjustment for gains included in net earnings	(9,651)	(10,638)	(8,553)
Other comprehensive earnings (loss)	22,360	(23,232)	8,318
Comprehensive earnings	**$156,999**	$ 83,902	$ 81,354
Earnings per share:			
Basic			
Net earnings per share	$5.40	$4.21	$2.90
Comprehensive earnings per share	**$6.30**	$3.30	$3.23
Diluted			
Net earnings per share	$5.27	$4.07	$2.80
Comprehensive earnings per share	**$6.14**	$3.19	$3.12
Weighted average number of common shares outstanding:			
Basic	24,918	25,459	25,223
Diluted	25,571	26,324	26,093

CONSOLIDATED STATEMENTS OF CASH FLOWS

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands) Years ended December 31,	2006	2005	2004
Cash flows from operating activities			
Net earnings	$ 134,639	$ 107,134	$ 73,036
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net realized investment gains	(31,045)	(16,354)	(13,365)
Depreciation	3,503	3,228	3,033
Other items, net	5,783	11,311	10,738
Change in: Accrued investment income	(1,654)	(1,791)	(2,378)
Premiums and reinsurance balances receivable (net of direct write-offs and commutations)	873	19,773	6,193
Reinsurance balances payable	(12,480)	19,464	(14,320)
Ceded unearned premium	17,072	(13,221)	302
Reinsurance balances recoverable on unpaid losses	67,538	(129,029)	(92,132)
Deferred policy acquisition costs	(4,340)	(2,331)	(3,409)
Accounts payable and accrued expenses	3,005	9,693	2,411
Unpaid losses and settlement expenses	(13,089)	199,267	229,158
Unearned premiums	4,128	16,479	(437)
Income taxes: Current	6,823	(7,187)	4,460
Deferred	(7,688)	(3,739)	(5,189)
Stock option excess tax benefit	(2,930)	–	–
Changes in investment in unconsolidated investees: Undistributed earnings	(15,117)	(10,896)	(5,429)
Dividends received	16,500	–	–
Net proceeds from trading portfolio activity	254	(3,774)	(3,710)
Net cash provided by operating activities	$ 171,775	$ 198,027	$ 188,962

(in thousands) Years ended December 31,	2006	2005	2004
Cash flows from investing activities			
Purchase of: Fixed maturities, held-to-maturity	$ –	$ (3,024)	$ –
Fixed maturities, available-for-sale	(412,019)	(407,658)	(360,162)
Equity securities, available-for-sale	(139,462)	(73,519)	(58,675)
Short-term investments, net	(61,548)	–	(2,219)
Property and equipment	(4,590)	(10,538)	(4,051)
Note receivable	(5,000)	(6,000)	–
Proceeds from sale of: Fixed maturities, available-for-sale	231,385	149,724	108,088
Equity securities, available-for-sale	146,635	72,374	39,638
Short-term investments, net	–	38,506	–
Property and equipment	1,356	4,787	1,298
Investment in unconsolidated investee	32,499	–	–
Proceeds from call or maturity of: Fixed maturities, held-to-maturity	28,215	25,363	24,080
Fixed maturities, available-for-sale	117,204	55,578	71,814
Note receivable	2,000	1,500	3,000
Net cash used in investing activities	$ (63,325)	$(152,907)	$(177,189)
Cash flows from financing activities			
Proceeds from issuance of short-term debt	$35	$214	$366
Payment on short-term debt	(15,576)	(31,512)	(1,088)
Stock option excess tax benefit	2,930	–	–
Proceeds from stock option exercises	3,254	1,437	1,059
Treasury shares purchased	(81,069)	–	(10)
Cash dividends paid	(18,024)	(15,259)	(12,100)
Net cash used in financing activities	$(108,450)	$ (45,120)	$ (11,773)
Net decrease in cash	–	–	–
Cash at beginning of year	–	–	–
Cash at end of year	$ –	$ –	$ –

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands, except per share data)	Total Shareholders' Equity	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings	Deferred Compen-sation	Treasury Stock at Cost
Balance, January 1, 2004	$554,134	$30,958	$179,684	$ 97,699	$326,808	$6,069	$ (87,084)
Net earnings	73,036				73,036		
Other comprehensive earnings, net of tax	8,318			8,318			
Treasury shares purchased (266 shares)	(10)						(10)
Deferred compensation under Rabbi trust plans	–					822	(822)
Exercise of stock options	1,059	151	908				
Dividends declared ($.51 per share)	(12,876)				(12,876)		
Balance, December 31, 2004	$623,661	$31,109	$180,592	$106,017	$386,968	$6,891	$ (87,916)
Net earnings	107,134				107,134		
Other comprehensive loss, net of tax	(23,232)			(23,232)			
Deferred compensation under Rabbi trust plans	–					844	(844)
Exercise of stock options	1,437	235	1,202				
Dividends declared ($.63 per share)	(16,059)				(16,059)		
Balance, December 31, 2005	$692,941	$31,344	$181,794	$ 82,785	$478,043	$7,735	$ (88,760)
Net earnings	**$134,639**				**134,639**		
Other comprehensive earnings, net of tax	**22,360**			**22,360**			
Treasury shares purchased (1,624,009 shares)	**(81,069)**						**(81,069)**
Deferred compensation under Rabbi trust plans	**–**					**9**	**(9)**
Stock option excess tax benefit	**2,930**		**2,930**				
Exercise of stock options	**3,254**	**346**	**2,908**				
Dividends declared ($.75 per share)	**(18,535)**				**(18,535)**		
Balance, December 31, 2006	**$756,520**	**$31,690**	**$187,632**	**$105,145**	**$594,147**	**$7,744**	**$(169,838)**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Description of business: We underwrite selected property and casualty insurance coverages.

We conduct operations principally through three insurance companies. RLI Insurance Company (RLI), our principal subsidiary, writes multiple lines insurance on an admitted basis in all 50 states, the District of Columbia, and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Insurance Company, writes surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands, and Guam. RLI Indemnity Company (RIC), a subsidiary of Mt. Hawley Insurance Company, has authority to write multiple lines insurance on an admitted basis in 49 states and the District of Columbia.

B. Principles of consolidation and basis of presentation: The accompanying consolidated financial statements were prepared in conformity with GAAP (accounting principles generally accepted in the United States of America), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of our holding company and our subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain reclassifications were made to the prior years' financial statements to conform with the classifications used in 2006.

C. Investments: In compliance with Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities," we classify our investments in all debt securities and those equity securities with readily determinable fair values into one of three categories: available-for-sale, held-to-maturity, or trading.

AVAILABLE-FOR-SALE SECURITIES

Debt and equity securities not included as held-to-maturity or trading are classified as available-for-sale and reported at fair value, based upon quoted market prices. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders' equity, net of deferred income taxes. All of our equity securities and approximately 91 percent of debt securities are classified as available-for-sale.

HELD-TO-MATURITY SECURITIES

Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other than temporary, changes in the fair value of these securities are not reflected in the financial statements. We have classified approximately 8 percent of our debt securities portfolio as held-to-maturity.

TRADING SECURITIES

Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value with unrealized gains and losses included in earnings. We have classified approximately 1 percent of our debt securities portfolio as trading.

For the years ended December 31, 2006, 2005, and 2004, no securities were transferred from held-to-maturity to available-for-sale or trading.

Short-term investments are carried at cost, which approximates fair value.

Our balance sheet does not reflect any cash balance because all of our funds are invested in short-term investments, primarily highly rated money market instruments.

We continuously monitor the values of our investments in fixed maturities and equity securities. If this review suggests that a decline in fair value is other than temporary, our carrying value in the investment is reduced to its fair value through an adjustment to earnings. Realized gains and losses on disposition of investments are based on specific identification of the investments sold on the trade date.

Interest on fixed maturities and short-term investments is credited to earnings as it accrues. Premiums and discounts are amortized or accreted over the lives of the related fixed maturities. Dividends on equity securities are credited to earnings on the ex-dividend date.

D. Reinsurance: Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not relieve us of our legal liability to our policyholders.

We continuously monitor the financial condition of our reinsurers. Our policy is to periodically charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. We believe that current reserve levels for uncollectible reinsurance are sufficient to cover our exposures.

E. Unpaid losses and settlement expenses: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social, and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts. If actual liabilities do exceed recorded amounts, there will be an adverse effect. Furthermore, we may determine that recorded reserves are more than adequate to cover expected losses, as happened during 2005 and 2006, when favorable experience on casualty business led us to reduce our reserves. Based on the current assumptions used in estimating reserves, we believe that our overall reserve levels at December 31, 2006, make a reasonable provision to meet our future obligations. See note 6 for a further discussion of unpaid losses and settlement expenses.

F. Insurance revenue recognition: Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums are calculated on a monthly pro rata basis.

G. Policy acquisition costs: We defer commissions, premium taxes, and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs.

H. Property and equipment: Property and equipment are presented at cost less accumulated depreciation and are depreciated on a straight-line basis for financial statement purposes over periods ranging from three to 10 years for equipment and up to 30 years for buildings and improvements.

I. Intangible assets: In accordance with SFAS 142, "Goodwill and Other Intangible Assets," the amortization of goodwill and indefinite-lived intangible assets is not permitted. Goodwill and indefinite-lived intangible assets remain on the balance sheet and are tested for impairment on an annual basis, or when there is reason to suspect that their values may have been diminished or impaired. Goodwill and indefinite-lived intangible assets, which relate to our surety segment, are listed separately on the balance sheet and totaled $26.2 million at December 31, 2006 and 2005. Impairment testing was performed during 2006, pursuant to the requirements of SFAS 142. Based upon this review, these assets are not impaired.

Intangible assets with definite lives continue to be amortized over their estimated useful lives. Definite-lived intangible assets that continue to be amortized under SFAS 142 relate to our purchase of customer-related and marketing-related intangibles. These intangibles have useful lives ranging from five to 10 years. Amortization of intangible assets was $0.4 million for 2006, compared to $0.5 million for 2005 and $1.3 million in 2004. Amortization expense in 2004 includes $0.7 million of additional expense recorded, pursuant to our review of the recoverability of the definite-lived intangible asset relating to contract surety. Definite-lived intangibles are subject to review for impairment pursuant to the requirements of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 requires, among other things, that we review our long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. During 2004, we reviewed the recoverability of the definite-lived intangible asset relating to contract surety. In accordance with SFAS 144, this asset was tested for impairment by comparing the asset's projected undiscounted cash flows to its carrying value. Results of these tests indicated the asset was not recoverable. We recorded $0.7 million of amortization expense. Subsequent to this adjustment, this asset had a carrying value of $0.

Amortization expense on intangible assets is expected to be $0.1 million in 2007. In 2007, these assets will be fully amortized. At December 31, 2006, net intangible assets totaled $0.1 million, net of $5.6 million of accumulated amortization, and are included in other assets. At December 31, 2005, net intangible assets totaled $0.5 million, net of $5.2 million of accumulated amortization.

J. Investment in unconsolidated investees: We maintain a 40 percent interest in the earnings of Maui Jim, Inc. (Maui Jim), primarily a manufacturer of high-quality polarized sunglasses, which is accounted for by the equity method. We also maintain a similar minority representation on their board of directors, held by our chairman, president, and CFO. Maui Jim's chief executive officer owns a controlling majority of the outstanding shares of Maui Jim, Inc. Our investment in Maui Jim was $36.7 million in 2006 and $44.3 million in 2005. In 2006, we recorded $8.8 million in investee earnings compared to $8.4 million in 2005 and $5.0 million in 2004. Maui Jim recorded net income of $22.1 million in 2006, $20.1 million in 2005 and $10.9 million in 2004. Additional summarized financial information for Maui Jim for 2006 and 2005 is outlined in the following table:

(in millions)	2006	2005
Current assets	$ 77.0	$ 80.8
Total assets	113.9	114.6
Current liabilities	45.7	22.7
Total liabilities	46.7	28.7
Total equity	67.2	85.9

Approximately $23.8 million of undistributed earnings from Maui Jim are included in our retained earnings as of December 31, 2006.

In January 2007, the board of directors of Maui Jim declared a dividend that will be payable in the first quarter of 2007. Our share of the cash dividend will be $5.9 million. The tax benefit associated with this dividend is discussed in note 7. We also received a dividend of $16.5 million from Maui Jim in 2006.

Prior to December 2006, we also maintained a 21 percent interest in the earnings of Taylor, Bean & Whitaker Mortgage Corp. (TBW), a private mortgage origination company which was accounted for by the equity method. In December 2006, we sold our interest in the company for $32.5 million to TBW's chairman who owned the majority of the outstanding shares prior to the sale. We realized a $16.2 million pretax gain on the sale of equity. Our ownership commenced in October 2004 when we exercised warrants that were acquired in 1999. Our investment in TBW, prior to the sale, was $16.3 million in 2006, compared to $10.0 million in 2005 and $7.5 million in 2004. In 2006, we recorded $6.3 million in investee earnings, compared to $2.5 million in 2005.

In December 2006, we became a 17% participant in a loan syndicate which provided TBW's majority shareholder with short-term financing. Our share of the loan totaled $5.0 million. The loan is collateralized by TBW shares and our portion contains the same market terms and conditions as those of the lead and other syndicate members. We also have a separate note receivable from TBW totaling $4.5 million at December 31, 2006, which originated in 1999 as an operating loan.

We perform impairment reviews of our investments in unconsolidated investees. Based upon these reviews, these assets were not impaired.

K. Income taxes: We file a consolidated income tax return. Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, operating losses, and tax credit carry forwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

L. Earnings per share: Pursuant to disclosure requirements contained in SFAS 128, "Earnings per Share," the following represents a reconciliation of the numerator and denominator of the basic and diluted earnings per share (EPS) computations contained in the financial statements.

(in thousands, except per share data)	Income (Numerator)	Shares (Denominator)	Per Share Amount
For the year ended December 31, 2006			
Basic EPS			
Income available to common shareholders	$134,639	24,918	$5.40
Stock options	–	653	
Diluted EPS			
Income available to common shareholders and assumed conversions	$134,639	25,571	$5.27
For the year ended December 31, 2005			
Basic EPS			
Income available to common shareholders	$107,134	25,459	$4.21
Stock options	–	865	
Diluted EPS			
Income available to common shareholders and assumed conversions	$107,134	26,324	$4.07
For the year ended December 31, 2004			
Basic EPS			
Income available to common shareholders	$ 73,036	25,223	$2.90
Stock options	-	870	
Diluted EPS			
Income available to common shareholders and assumed conversions	$ 73,036	26,093	2.80

M. Comprehensive earnings: The difference between our net earnings and our comprehensive earnings is that comprehensive earnings include unrealized gains/losses net of tax, whereas net earnings does not include such amounts, and such amounts are instead directly credited or charged against shareholders' equity. In reporting the components of comprehensive earnings on a net basis in the income statement, we have used a 35 percent tax rate. Other comprehensive income (loss), as shown, is net of tax expense (benefit) of $12.0 million, $(12.5) million, and $4.5 million, respectively, for 2006, 2005, and 2004.

N. Fair value disclosures: The following methods were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value. Fixed maturities and equity securities are valued using quoted market prices, if available. If a quoted market price is not available, fair value is estimated using independent pricing services or quoted market prices of similar securities. Fair value disclosures for investments are included in note 2. Due to the relatively short-term nature of cash, short-term investments, accounts receivable, accounts payable, and short-term debt, their carrying amounts are reasonable estimates of fair value.

O. Stock based compensation: In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards (SFAS) No. 123, "Share-Based Payment," (SFAS 123R) which required companies to expense the estimated fair value of employee stock options and similar awards, for all options vesting, granted, or modified after the effective date of this revised statement. The accounting provisions of SFAS 123R were to become effective for interim periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commission (SEC) adopted a final rule amending Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS 123R. The effect of this ruling was to delay the effective date of SFAS 123R to the first interim or annual reporting period of the registrant's first fiscal year beginning on or after June 15, 2005. As a result, the accounting provisions of SFAS 123R became effective for our financial statements beginning January 1, 2006.

SFAS 123R is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and its related implementation guidance. On January 1, 2006, we adopted the provisions of SFAS 123R using the modified prospective method. SFAS 123R requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards. Prior to the adoption of SFAS 123R, we followed the intrinsic value method in accordance with APB 25 to account for our employee stock options and recognized no compensation expense for the stock option grants.

On November 10, 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. SFAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of employee share-based compensation awards that are outstanding upon adoption of SFAS 123(R). We have elected to adopt the alternative transition method provided in this FASB Staff Position for calculating the tax effects of share-based compensation pursuant to SFAS 123(R).

See note 8 for further discussion and related disclosures regarding stock options.

P. Risks and uncertainties: Certain risks and uncertainties are inherent to our day-to-day operations and to the process of preparing our financial statements. The more significant risks and uncertainties, as well as our methods for mitigating, quantifying and minimizing such, are presented below and throughout the notes to the consolidated financial statements.

CATASTROPHE EXPOSURES

Our insurance coverages include exposure to catastrophic events. Our major catastrophe exposure is to losses caused by earthquakes, primarily in the state of California. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coasts, as well as to homes we insure in Hawaii. Using computer-assisted modeling techniques, we monitor and manage our exposure to catastrophic events. Additionally, we further limit our risk to such catastrophes through the purchase of reinsurance. In 2006, our property underwriting was supported by $450 million in traditional catastrophe reinsurance protection, subject to certain retentions by us. At January 1, 2007, we increased our reinsured limit of catastrophe coverage for earthquake exposures by $50 million, thereby bringing our total reinsurance protection to $500 million, subject to certain retentions by us. We actively restructure our catastrophe program in order to maximize limits and minimize costs.

ENVIRONMENTAL EXPOSURES

We are subject to environmental claims and exposures through our commercial umbrella, general liability, and discontinued assumed reinsurance lines of business. Although exposure to environmental claims exists in these lines of business, we have sought to mitigate or control the extent of this exposure through the following methods: 1) our policies include pollution exclusions that have been continually updated to further strengthen the exclusions, 2) our policies primarily cover moderate hazard risks, and 3) we began writing this business after the insurance industry became aware of the potential pollution liability exposure.

We have made loss and settlement expense payments on environmental liability claims and have loss and settlement expense reserves for others. We include this historical environmental loss experience with the remaining loss experience in the applicable line of business to project ultimate incurred losses and settlement expenses as well as related incurred but not reported (IBNR) loss and settlement expense reserves.

Although historical experience on environmental claims may not accurately reflect future environmental exposures, we have used this experience to record loss and settlement expense reserves in the exposed lines of business. See further discussion of environmental exposures in note 6.

REINSURANCE

Reinsurance does not discharge us from our primary liability to policyholders, and to the extent that a reinsurer is unable to meet its obligations, we would be liable. We continuously monitor the financial condition of prospective and existing reinsurers. As a result, we currently purchase reinsurance from a limited number of financially strong reinsurers. We provide a reserve for reinsurance balances deemed uncollectible. See further discussion of reinsurance exposures in note 5.

FINANCIAL STATEMENTS

In preparing the consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. See note 10 for a discussion of a significant policy-related contingency. Actual results could differ from those estimates.

The most significant of these amounts is the liability for unpaid losses and settlement expenses. We continually update our estimates as additional data becomes available and adjusts the financial statements as deemed necessary. Other estimates such as investment valuation, the collectibility of reinsurance balances, recoverability of deferred tax assets, and deferred policy acquisition costs are regularly monitored, evaluated, and adjusted. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on our expectations of future events.

EXTERNAL FACTORS

Our insurance subsidiaries are highly regulated by the states in which they are incorporated and by the states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments and regulate rates insurers may charge for various coverages. We are also subject to insolvency and guarantee fund assessments for various programs designed to ensure policyholder indemnification. We generally accrue an assessment during the period in which it becomes probable that a liability has been incurred from an insolvency and the amount of the related assessment can be reasonably estimated.

The National Association of Insurance Commissioners (NAIC) has developed Property-Casualty Risk-Based Capital (RBC) standards that relate an insurer's reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written, and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. We regularly monitor our subsidiaries' internal capital requirements and the NAIC's RBC developments. As of December 31, 2006, we have determined that our capital levels are well in excess of the minimum capital requirements for all RBC action levels and that our capital levels are sufficient to support the level of risk inherent in our operations.

In addition, ratings are a critical factor in establishing the competitive position of insurance companies. Our insurance companies are rated by A.M. Best, Standard & Poor's, and Moody's. Their ratings reflect their opinions of an insurance company's and an insurance holding company's financial strength, operating performance, strategic position, and ability to meet its obligations to policyholders.

2. INVESTMENTS

A summary of net investment income is as follows:

Net Investment Income (in thousands)	2006	2005	2004
Interest on fixed maturities	**$64,486**	$56,427	$49,657
Dividends on equity securities	**10,402**	9,466	8,919
Appreciation in private equity warrants	–	–	110
Interest on short-term investments	**2,125**	1,316	621
Gross investment income	**77,013**	67,209	59,307
Less investment expenses	**(5,688)**	(5,568)	(5,220)
Net investment income	**$71,325**	$61,641	$54,087

Pretax net realized investment gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized as follows:

Realized/unrealized gains (in thousands)	2006	2005	2004
Net realized investment gains (losses)			
Fixed maturities			
Available-for-sale	**$ (7,351)**	$ 573	$ 335
Held-to-maturity	**92**	18	126
Trading	**(53)**	(32)	(154)
Equity securities	**38,578**	15,887	12,824
Other	**(221)**	(92)	234
	31,045	16,354	13,365
Net changes in unrealized gains (losses) on investments			
Fixed maturities			
Available-for-sale	**2,323**	(24,070)	(1,725)
Held-to-maturity	**(2,030)**	(5,055)	(4,841)
Equity securities	**32,072**	(11,718)	14,925
	32,365	(40,843)	8,359
Net realized investment gains and changes in unrealized gains (losses) on investments	**$63,410**	$(24,489)	$21,724

Following is a summary of the disposition of fixed maturities and equities for the years ended December 31, with separate presentations for sales and calls/maturities:

(in thousands)		Proceeds From Sales	Gross Realized Gains	Gross Realized Losses	Net Realized Gain(Loss)
Sales					
2006 –	Available-for-sale	$231,385	$666	$(8,076)	$ (7,410)
	Trading	4,950	17	(70)	(53)
	Equities	179,134	41,097	(2,519)	38,578
2005 –	Available-for-sale	$149,724	$ 2,629	$(2,319)	$ 310
	Trading	1,359	4	(34)	(30)
	Equities	72,374	18,791	(2,904)	15,887
2004 –	Available-for-sale	$108,088	$ 300	$ (252)	$ 48
	Trading	2,645	126	(3)	123
	Equities	39,638	13,677	(853)	12,824
Calls/Maturities					
2006 –	Available-for-sale	$117,204	$ 59	$ -	$ 59
	Held-to-maturity	28,215	92	-	92
	Trading	1,083	-	-	-
2005 –	Available-for-sale	$ 55,578	$ 263	$ -	$ 263
	Held-to-maturity	25,363	19	(1)	18
	Trading	942	-	(2)	(2)
2004 –	Available-for-sale	$ 71,814	$ 303	$ (16)	$ 287
	Held-to-maturity	24,080	126	-	126
	Trading	524	-	-	-

The following is a schedule of amortized costs and estimated fair values of investments in fixed maturities and equity securities as of December 31, 2006 and 2005:

(in thousands)	Amortized Cost	Estimated Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2006				
Available-for-sale				
U.S. government	$ 8,792	$ 8,541	$ 12	$ (263)
U.S. agencies	465,629	461,831	588	(4,386)
Mtge/ABS/CMO*	109,538	109,272	824	(1,090)
Corporate	237,905	235,291	1,645	(4,259)
States, political subdivisions & revenues	418,156	419,636	3,338	(1,858)
Fixed maturities	1,240,020	1,234,571	6,407	(11,856)
Equity securities	201,443	368,195	167,279	(527)
Total available-for-sale	$1,441,463	$1,602,766	$173,686	$(12,383)
Held-to-maturity				
U.S. government	$ 6,291	$ 6,309	$ 21	$ (3)
U.S. agencies	18,850	19,415	625	(60)
States, political subdivisions & revenues	81,169	83,006	1,837	-
Total held-to-maturity	$ 106,310	$ 108,730	$ 2,483	$ (63)
Trading				
U.S. government	$ 2,438	$ 2,399	$ 2	$ (41)
U.S. agencies	4,679	4,630	5	(54)
Mtge/ABS/CMO*	3,015	2,979	3	(39)
Corporate	4,893	4,848	18	(63)
States, political subdivisions & revenues	100	104	4	-
Total trading	15,125	14,960	32	(197)
Total	$1,562,898	$1,726,456	$176,201	$(12,643)

(in thousands)	Amortized Cost	Estimated Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2005				
Available-for-sale				
U.S. government	$ 9,492	$ 9,324	$ 31	$ (199)
U.S. agencies	440,237	435,561	596	(5,272)
Mtge/ABS/CMO*	107,638	106,298	446	(1,786)
Corporate	210,748	208,760	2,634	(4,622)
States, political subdivisions & revenues	421,293	421,693	3,414	(3,014)
Fixed maturities	1,189,408	1,181,636	7,121	(14,893)
Equity securities	186,417	321,096	135,493	(814)
Total available-for-sale	$1,375,825	$1,502,732	$142,614	$(15,707)
Held-to-maturity				
U.S. government	$ 10,104	$ 10,224	$ 120	$ -
U.S. agencies	23,770	24,800	1,078	(48)
States, political subdivisions & revenues	100,577	103,878	3,301	-
Total held-to-maturity	$ 134,451	$ 138,902	$ 4,499	$ (48)
Trading				
U.S. government	$3,523	$3,481	$ 10	$ (52)
U.S. agencies	3,370	3,345	24	(49)
Mtge/ABS/CMO*	3,441	3,391	-	(50)
Corporate	5,031	4,989	17	(59)
States, political subdivisions & revenues	100	106	6	-
Total trading	15,465	15,312	57	(210)
Total	$1,525,741	$1,656,946	$147,170	$(15,965)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

The amortized cost and estimated fair value of fixed-maturity securities at December 31, 2006, by contractual maturity, are shown as follows:

(in thousands)	Amortized Cost	Estimated Fair Value
Available-for-sale		
Due in one year or less	$ 3,662	$ 3,664
Due after one year through five years	251,561	250,469
Due after five years through 10 years	605,338	604,189
Due after 10 years	379,459	376,249
	$1,240,020	$1,234,571
Held-to-maturity		
Due in one year or less	$15,337	$15,441
Due after one year through five years	61,207	62,566
Due after five years through 10 years	29,766	30,723
Due after 10 years	-	-
	$ 106,310	$ 108,730
Trading		
Due in one year or less	$ -	$ -
Due after one year through five years	5,166	5,119
Due after five years through 10 years	5,705	5,620
Due after 10 years	4,254	4,221
	$ 15,125	$ 14,960
Total fixed-income		
Due in one year or less	$18,999	$19,105
Due after one year through five years	317,934	318,154
Due after five years through 10 years	640,809	640,532
Due after 10 years	383,713	380,470
	$1,361,455	$1,358,261

Expected maturities may differ from contractual maturities due to call provisions on some existing securities and prepayment features on mortgage-backed, asset-backed, and collateralized mortgage obligations. At December 31, 2006, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $161.3 million. At December 31, 2005, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $126.9 million.

The following tables are also used as part of our impairment analysis and illustrate the total value of securities that were in an unrealized loss position as of December 31, 2006 and December 31, 2005, respectively. These tables segregate the securities based on type, noting the fair value, cost (or amortized cost), and unrealized loss on each category of investment as well as in total. The tables further classify the securities based on the length of time they have been in an unrealized loss position.

Investment Positions with Unrealized Losses Segmented by Type and Period of Continuous Unrealized Loss at December 31, 2006

(in thousands)	0-12 Mos.	>12 Mos.	Total
U.S. Government			
Fair value	$ 1,850	$ 8,994	$ 10,844
Cost or amortized cost	1,856	9,296	11,152
Unrealized loss	(6)	(302)	(308)
U.S. Agency			
Fair value	$113,858	$147,103	$260,961
Cost or amortized cost	114,245	148,987	263,232
Unrealized loss	(387)	(1,884)	(2,271)
Mtge/ABS/CMO*			
Fair value	$ 69,800	$129,598	$199,398
Cost or amortized cost	70,108	132,874	202,982
Unrealized loss	(308)	(3,276)	(3,584)
Corporate debt securities			
Fair value	$ 59,079	$ 86,074	$145,153
Cost or amortized cost	59,629	89,620	149,249
Unrealized loss	(550)	(3,546)	(4,096)
States, political subdivisions, revenues & debt securities			
Fair value	$117,351	$ 99,216	$216,567
Cost or amortized cost	117,765	100,659	218,424
Unrealized loss	(414)	(1,443)	(1,857)
Subtotal, debt securities			
Fair value	$361,938	$470,985	$832,923
Cost or amortized cost	363,603	481,436	845,039
Unrealized loss	(1,665)	(10,451)	(12,116)
Common stock			
Fair value	$ 12,519	$ -	$ 12,519
Cost or amortized cost	13,046	-	13,046
Unrealized loss	(527)	-	(527)
Total			
Fair value	$374,457	$470,985	$845,442
Cost or amortized cost	376,649	481,436	858,085
Unrealized loss	(2,192)	(10,451)	(12,643)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

Investment Positions with Unrealized Losses Segmented by Type and Period of Continuous Unrealized Loss at December 31, 2005

(in thousands)	0-12 Mos.	>12 Mos.	Total
U.S. Government			
Fair value	$ 10,062	$ -	$ 10,062
Cost or amortized cost	10,313	-	10,313
Unrealized loss	(251)	-	(251)
U.S. Agency			
Fair value	$338,930	$ 35,118	$374,048
Cost or amortized cost	343,141	36,278	379,419
Unrealized loss	(4,211)	(1,160)	(5,371)
Mtge/ABS/CMO*			
Fair value	$ 84,283	$ 2,852	$ 87,135
Cost or amortized cost	86,104	2,866	88,970
Unrealized loss	(1,821)	(14)	(1,835)
Corporate debt securities			
Fair value	$103,121	$ 42,269	$145,390
Cost or amortized cost	105,798	44,271	150,069
Unrealized loss	(2,677)	(2,002)	(4,679)
States, political subdivisions, revenues & debt securities			
Fair value	$210,089	$ 17,904	$227,993
Cost or amortized cost	212,673	18,335	231,008
Unrealized loss	(2,584)	(431)	(3,015)
Subtotal, debt securities			
Fair value	$746,485	$ 98,143	$844,628
Cost or amortized cost	758,029	101,750	859,779
Unrealized loss	(11,544)	(3,607)	(15,151)
Common stock			
Fair value	$ 13,019	$ -	$ 13,019
Cost or amortized cost	13,833	-	13,833
Unrealized loss	(814)	-	(814)
Total			
Fair value	$759,504	$ 98,143	$857,647
Cost or amortized cost	771,862	101,750	873,612
Unrealized loss	(12,358)	(3,607)	(15,965)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

As of December 31, 2006, we held seven common stocks that were in unrealized loss positions. The total unrealized loss on these securities was $0.5 million. All of these securities have been in an unrealized loss position for less than nine months. The fixed income portfolio contained 412 securities at a loss as of December 31, 2006. Of these 412 securities, 248 have been in an unrealized loss position for more than 12 consecutive months and these collectively represent $10.5 million in unrealized losses. The fixed income unrealized losses can primarily be attributed to an increase in intermediate and long-term interest rates since the purchase of many of these fixed income securities. We continually monitor the credit quality of our fixed income investments to gauge our ability to be repaid principal and interest. We consider price declines of securities in our other-than-temporary impairment analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

Factors that we consider in the evaluation of credit quality include:

1. Credit ratings from major rating agencies, including Moody's and Standard & Poor's,
2. Business and operating performance trends,
3. Management quality/turnover,
4. Industry competitive analysis, and
5. Changes in business model/strategy.

As of December 31, 2006, we held no equity or fixed income securities that individually had an unrealized loss greater than 12 percent. Based on our evaluation of equity securities held within specific industry sectors, as well as the duration and magnitude of unrealized losses in our equity and bond portfolios, we do not believe any securities suffered an other-than-temporary decline in value as of December 31, 2006.

At December 31, 2006, we were party to a securities lending program whereby fixed-income securities are loaned to third parties, primarily major brokerage firms. At December 31, 2006, fixed maturities with a fair value of $46.8 million were loaned. Agreements with custodian banks facilitating such lending generally require 102 percent of the value of the loaned securities to be separately maintained as collateral for each loan. Pursuant to SFAS 140, an invested asset and a corresponding liability have been recognized for the cash collateral amount. To further minimize the credit risks related to this lending program, we monitor the financial condition of other parties to these agreements.

As required by law, certain fixed maturities and short-term investments amounting to $18.8 million at December 31, 2006, were on deposit with either regulatory authorities or banks. Additionally, we have certain fixed maturities held in trust amounting to $15.0 million at December 31, 2006. These funds cover net premiums, losses, and expenses related to a property and casualty insurance program.

3. POLICY ACQUISITION COSTS

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:

(in thousands)	2006	2005	2004
Deferred policy acquisition costs, beginning of year	$ 69,477	$ 67,146	$ 63,737
Deferred:			
Direct commissions	126,270	120,996	120,323
Premium taxes	6,483	7,572	8,460
Other direct underwriting expenses	54,946	50,312	43,154
Ceding commissions	(41,520)	(44,126)	(36,881)
Net deferred	146,179	134,754	135,056
Amortized	141,839	132,423	131,647
Deferred policy acquisition costs, end of year	$ 73,817	$ 69,477	$ 67,146
Policy acquisition costs:			
Amortized to expense	141,839	132,423	131,647
Period costs:			
Ceding commission - contingent	(3,049)	(5,698)	(5,368)
Other	6,986	9,333	8,316
Total policy acquisition costs	$145,776	$136,058	$134,595

4. DEBT

As of December 31, 2006, outstanding debt balances totaled $100.0 million, consisting only of long-term senior notes. These notes are rated Baa2 by Moody's and BBB+ by Standard & Poor's.

On December 12, 2003, we completed a public debt offering, issuing $100.0 million in senior notes maturing January 15, 2014, and paying interest semi-annually at the rate of 5.95 percent. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. The amount of the discount is being charged to income over the life of the debt on an effective-yield basis. Of the proceeds, capital contributions were made in 2003 and 2004 to our insurance subsidiaries to increase their statutory surplus in the amounts of $50.0 million and $15.0 million, respectively. The balance of the proceeds was used by the holding company to fund investment and operating activities.

We paid off all short-term debt previously held through reverse repurchase transactions at the insurance subsidiaries, leaving us with no short-term debt as of December 31, 2006, compared to December 31, 2005, short-term debt balances of $15.5 million. The pool of securities underlying the reverse repurchase transactions consists of U.S. government and agency securities. With no outstanding reverse repurchase transactions at December 31, 2006, there was no carrying value of securities associated with such transactions, compared with a December 31, 2005, carrying value of $15.2 million. The use and repayment of such agreements remains an investment decision, based on whether the allocation of available cash flow to purchase debt securities generates a greater amount of investment income than would be paid in interest expense.

We maintain revolving lines of credit with two financial institutions, each of which permits us to borrow up to an aggregate principal amount of $10.0 million. Under certain conditions, each of the lines may be increased up to an aggregate principal amount of $20.0 million. These facilities have three-year terms that expire on May 31, 2008. As of December 31, 2006, no amounts were outstanding on these facilities.

We incurred interest expense on debt at the following average interest rates for 2006, 2005, and 2004:

	2006	2005	2004
Line of credit	–	–	–
Reverse repurchase agreements	**4.97%**	3.00%	1.62%
Total short-term debt	**5.34%**	3.17%	1.79%
Senior notes	**6.02%**	6.02%	6.02%
Total debt	**5.95%**	5.27%	4.66%

Interest paid on outstanding debt for 2006, 2005, and 2004 amounted to $6.6 million, $7.2 million, and $4.0 million respectively.

5. REINSURANCE

In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other insurance companies. A large portion of the reinsurance is put into effect under contracts known as treaties and, in some instances, by negotiation on each individual risk (known as facultative reinsurance). In addition, there are quota share, excess of loss and catastrophe reinsurance contracts that protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements allow us to pursue greater diversification of business and serve to limit the maximum net loss on catastrophes and large risks.

Through the purchase of reinsurance, we generally limit our net loss on any individual risk to a maximum of $2.0 million, although retentions can range from $0.5 million to $7.0 million. Additionally, through extensive use of computer-assisted modeling techniques, we monitor the concentration of risks exposed to catastrophic events.

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:

(in thousands)	2006	2005	2004
Written			
Direct	**$ 794,093**	$ 748,852	$ 745,227
Reinsurance assumed	**4,920**	7,160	7,361
Reinsurance ceded	**(247,477)**	(261,447)	(241,376)
Net	**$ 551,536**	$ 494,565	$ 511,212
Earned			
Direct	**$ 788,904**	$ 731,483	$ 744,596
Reinsurance assumed	**5,982**	7,629	8,305
Reinsurance ceded	**(264,548)**	(247,805)	(241,553)
Net	**$ $530,338**	$ 491,307	$ 511,348
Losses and settlement expenses incurred			
Direct	**$ 381,661**	$ 506,434	$ 486,978
Reinsurance assumed	**8,956**	7,277	4,273
Reinsurance ceded	**(133,728)**	(262,541)	(185,120)
Net	**$ 256,889**	$ 251,170	$ 306,131

At December 31, 2006, we had prepaid reinsurance premiums and reinsurance recoverables on paid and unpaid losses and settlement expenses totaling $586.4 million. More than 94 percent of our reinsurance recoverables are due from companies rated “A-” or better by A.M. Best and S&P rating services.

The following table displays net reinsurance balances recoverable, including collateral, from our top ten reinsurers, as of December 31, 2006. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 2 percent of shareholders' equity.

Reinsurer (amounts in thousands)	Amounts Recoverable	A.M Best Rating	S&P Rating
Munich Re America	$136,069	A, Excellent	A-, Good
General Rein Corp	55,704	A++, Superior	AAA, Superior
Swiss Reinsurance	44,693	A+, Superior	AA-, Excellent
Berkley Insurance Company	36,397	A, Excellent	A+, Good
Lloyds of London	32,525	A, Excellent	A, Good
Endurance Reinsurance Corp.	30,275	A-, Excellent	A, Good
Toa-Re	30,014	A, Excellent	A+, Excellent
Employers Reinsurance Corp.	25,473	A+, Superior	AA-, Good
Everest Reinsurance	24,870	A+, Superior	AA-, Excellent
Liberty Mutual Insurance	20,780	A, Excellent	A, Good

6. HISTORICAL LOSS AND LAE DEVELOPMENT

The table which follows is a reconciliation of our unpaid losses and settlement expenses (LAE) for the years 2006, 2005, and 2004.

(in thousands)	2006	2005	2004
Unpaid losses and LAE at beginning of year:			
Gross	$1,331,866	$1,132,599	$ 903,441
Ceded	(593,209)	(464,180)	(372,048)
Net	$ 738,657	$ 668,419	$ 531,393
Increase (decrease) in incurred losses and LAE:			
Current accident year	300,292	313,643	316,948
Prior accident years	(43,403)	(62,473)	(10,817)
Total incurred	$ 256,889	$ 251,170	$ 306,131
Loss and LAE payments for claims incurred:			
Current accident year	(47,994)	(43,062)	(39,206)
Prior accident year	(154,446)	(137,870)	(129,899)
Total paid	(202,440)	$ (180,932)	$ (169,105)
Net unpaid losses and LAE at end of year	$ 793,106	738,657	668,419
Unpaid losses and LAE at end of year:			
Gross	1,318,777	1,331,866	1,132,599
Ceded	(525,671)	(593,209)	(464,180)
Net	$ 793,106	$ 738,657	$ 668,419

The deviations from our initial reserve estimates appeared as changes in our ultimate loss estimates as we updated those estimates through our reserve analysis process. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed in light of additional information, and ultimate payments were made on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is therefore continually updated and revised as this process takes place until all claims in a defined set of claims are settled. As a relatively small insurer, our experience will ordinarily exhibit fluctuations from period to period. While we attempt to identify and react to systematic changes in the loss environment, we also must consider the volume of experience directly available to us, and interpret any particular period's indications with a realistic technical understanding of the reliability of those observations.

The table below summarizes our prior accident years' loss reserve development by segment for 2006, 2005, and 2004:

(Favorable)/Unfavorable reserve development by segment (in thousands)	2006	2005	2004
Casualty	$(40,030)	$(57,505)	$(11,813)
Property	(1,784)	(7,581)	(5,137)
Surety	(1,589)	2,613	6,133
Total	$(43,403)	$(62,473)	$(10,817)

A discussion of significant components of reserve development for the three most recent calendar years follows:

2006. During 2006, we continued to experience favorable loss development and a reduction in its prior years' loss reserve estimates. Pricing increased substantially and policy terms and conditions became more favorable for most of our products during the 2001-2004 policy years. Many of the improvements in market conditions were difficult to quantify at the time of the original estimate. Our significant growth in premium and exposures made precise quantification of these changes even more challenging. In 2006, losses continued to emerge on the prior accident years much more favorably than the company expected when making its original estimates. We experienced favorable development of $43.4 in aggregate on prior years' estimates.

Of this decrease to prior years' loss reserve estimates, approximately $40.0 million occurred in the casualty segment. The development is primarily from our general liability, executive products liability, and Texas employer's indemnity products. In our general liability product we experienced $25.4 million of favorable development. Most of this development came from the 2004 and 2005 accident years. As part of our normal reserving process, we reviewed the expected loss ratios used in several of its reserving methods. This review confirmed the favorable emergence from 2002-2005 accident years. As a result of this study, the expected loss ratios were reduced for 2004-2006 with the most significant change occurring to the 2005 accident year. Approximately $15.4 million of the favorable general liability development can be attributed to this update in expected loss ratios. The remaining portion of the decrease in prior year's loss reserve estimate was the result of the continued favorable loss emergence and the natural progression of shifting more weight to our incurred and paid development methods as accident years get older. In our executive products liability business, we experienced $7.4 million of favorable development. Most of this change can be attributed to accident years 2001, 2003, and 2004. The estimates improved as a result of lower than expected loss severity in those accident years. For our Texas employer's indemnity product, we experienced $5.7 million of favorable development. We experienced significantly less loss emergence than expected for accident years prior to 2003 and benefited from favorable settlements on several claims in accident years 2001-2003.

Overall, our property and surety segments experienced relatively small changes in prior years' estimates of reserves. However, we experienced $4.2 million of favorable development from 2004 and 2005 hurricane estimates. We also saw $7.2 million of unfavorable development on our construction product that is in runoff. Most of this development came from accident years 2002-2005. The construction emergence pattern revealed itself to be longer than originally anticipated and has not behaved consistent with reporting patterns expected from a property segment. We do not anticipate any further deterioration in our estimates.

2005. During 2005, we experienced an aggregate of $62.5 million of favorable development. Of this total, approximately $57.5 million of this reserve development occurred in the casualty segment. It was primarily from accident years 2002, 2003, and 2004 for our general liability, specialty programs, and transportation products. Pricing and policy terms and conditions rapidly became more favorable for most of our products beginning in 2002. Many of the improvements in market conditions were difficult to quantify at the time of our original estimate. Our significant growth in premium and exposures over this same time period made precise quantification of these changes more challenging because of the resulting mix changes, new exposures underwritten for the first time, and uncertainty in whether the new exposures would have similar emergence patterns as those reflected in our historical data. We appropriately reflected these significant risks in our 2002-2004 initial carried reserves for this business. During 2005, we regularly observed emergence of losses lower than expected for these accident years as the anticipated risks failed to materialize. This resulted in a re-evaluation and corresponding reduction in expected loss ratios used in the loss reserving analysis for these products. The lower than expected emergence, lower expected loss ratios, and the natural progression of increased weighting on the incurred and paid development actuarial methods caused the reserve estimate to decrease. In response to the reduction in reserve estimates, we released $36.8 million, $11.6 million, and $6.3 million of IBNR loss and LAE reserves to general liability, specialty programs, and transportation, respectively. The release for these products was consistent with our loss reserving processes. These releases comprise a majority of the favorable development within our casualty segment.

The property segment also experienced $7.6 million of favorable development. A portion of this positive development is due to the claims department reassessing and decreasing the estimated ultimate level of loss payments for the 2004 hurricanes. Overall, the surety segment experienced $2.6 million in adverse development. Reserve additions on surety products for the 2002 accident year exceeded favorable experience on surety products for accident years prior to 2002.

2004. During 2004, we experienced an aggregate of $10.8 million of favorable development. Of this total, approximately $5.1 million of favorable development occurred in the property segment. Approximately half of the favorable development within our property segment was due to a favorable settlement of an outstanding claim from the Northridge, California earthquake of 1994. The remainder relates primarily to favorable development on losses that occurred during 2003.

In 2004 the cumulative experience attributable to many of our casualty products for mature accident years was materially lower than the IBNR reserves originally booked. Due to the low emergence of loss and LAE, we released $9.7 million of IBNR reserves during the fourth quarter of 2004, which accounted for the majority of the favorable development within our casualty segment. While we had been experiencing robust price improvements in this segment for several years, we also produced significant new business with new exposures. Our reserving evaluation process requires adequate time periods to elapse to assess the impact of such changes in marketplace conditions on our book of casualty business.

The surety segment experienced $6.1 million in adverse development. A portion of this development comes from contract bond products, where we increased IBNR reserves on bonds primarily written before 2003. Additionally, we experienced adverse development on reserves for other surety products, primarily related to the 2002 accident year.

ENVIRONMENTAL, ASBESTOS, AND MASS TORT EXPOSURES

We are subject to environmental site cleanup, asbestos removal, and mass tort claims and exposures through our commercial umbrella, general liability, and discontinued assumed reinsurance lines of business. The majority of the exposure is in the excess layers of our commercial umbrella and assumed reinsurance books of business.

The following table represents inception-to-date paid and unpaid environmental claims data (including incurred but not reported losses) as of December 31, 2006, 2005, and 2004:

(in thousands)	2006	2005	2004
Loss and LAE payments			
Gross	$ 53,323	$ 46,685	$ 44,360
Ceded	(29,853)	(26,888)	(25,590)
Net	$ 23,470	$ 19,797	$ 18,770
Unpaid losses and LAE at end of year			
Gross	$ 48,541	$ 47,391	$ 43,716
Ceded	(25,720)	(30,950)	(28,998)
Net	$ 22,821	$ 16,441	$ 14,718

Our environmental, asbestos, and mass tort exposure is limited, relative to that of other insurers, as a result of entering the affected liability lines after the insurance industry had already recognized environmental and asbestos exposure as a problem and adopted appropriate coverage exclusions. During 2006, we reviewed our reserves for these exposures relative to industry benchmarks and re-evaluated its emergence patterns. As a result, net reserves for these exposures were increased $6.4 million. Other significant activity during 2006 was payment for the settlement of a large claim associated with a Superfund site. The claim arose out of commercial umbrella business written in the early 1980s. Gross payments of $4.0 million and net payments of $2.1 million for this claim caused the majority of the 2006 increase, reflected in the table above. This claim had no effect on 2006 incurred losses, however, because an adequate case reserve estimate had been established for it in 2004.

While our environmental exposure is limited, the ultimate liability for this exposure is difficult to assess because of the extensive and complicated litigation involved in the settlement of claims and evolving legislation on such issues as joint and several liability, retroactive liability, and standards of cleanup. Additionally, we participate primarily in the excess layers of coverage, where accurate estimates of ultimate loss are more difficult to derive than for primary coverage.

7. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized as follows:

(in thousands)	2006	2005
Deferred tax assets:		
Tax discounting of claim reserves	$38,294	$ 35,591
Unearned premium offset	20,315	18,831
Other	7,937	5,843
	66,546	60,265
Less valuation allowance	-	-
Total deferred tax assets	$ 66,546	$ 60,265
Deferred tax liabilities:		
Net unrealized appreciation of securities	$ 57,017	$ 44,856
Deferred policy acquisition costs	25,837	24,318
Book/tax depreciation	2,289	2,217
Undistributed earnings of unconsolidated investee	8,043	11,108
Other	429	483
Total deferred tax liabilities	93,615	82,982
Net deferred tax liability	$(27,069)	$(22,717)

We believe that our deferred tax assets will be fully realized through deductions against future taxable income.

Income tax expense attributable to income from operations for the years ended December 31, 2006, 2005, and 2004, differed from the amounts computed by applying the U.S. federal tax rate of 35 percent to pretax income from continuing operations as demonstrated in the following table:

(in thousands)	2006	2005	2004
Provision for income taxes at the statutory federal tax rates	$65,413	$50,357	$35,120
Increase (reduction) in taxes resulting from:			
Dividends received deduction	(1,858)	(1,705)	(1,637)
ESOP dividends paid deduction	(469)	(439)	(370)
Tax-exempt interest income	(5,885)	(5,980)	(5,175)
Resolution of tax contingency	(3,171)	-	-
Goodwill	-	-	291
Other items, net	(1,776)	(5,491)	(923)
Total	$52,254	$36,742	$27,306

Our net earnings include equity in earnings of unconsolidated investees. These investees (Maui Jim and TBW) do not have a pattern of paying dividends. As a result, we record a deferred tax liability on these earnings at the corporate capital gains rate of 35 percent. In January 2007, the board of directors of Maui Jim declared a dividend that will be payable in the first quarter of 2007. Our share of the cash dividend will be $5.9 million. As required by SFAS 109, "Accounting for Income Taxes," in 2006 we recognized a $1.7 million tax benefit from applying the lower tax rate applicable to affiliated dividends as compared to the corporate capital gains rate on which the deferred tax liabilities were based. This benefit is included in the other items, net caption in the previous table. A dividend was also paid in 2006 by Maui Jim in the amount of $16.5 million and a $4.6 million tax benefit was recorded in 2005 from applying the lower tax rates. Although a dividend has been received for two straight years, we do not anticipate the payment of dividends to continue. On December 28, 2006, we sold our equity investment in TBW. This resulted in a realized capital gain of $16.2 million with a corresponding current tax expense of $5.7 million and the current recognition of tax expense of $5.5 million from the previously deferred tax expense on undistributed earnings of this unconsolidated investee. Additionally, results for 2006 include a favorable resolution of a recent tax examination. During the second quarter of 2006, the Internal Revenue Service (IRS) concluded an examination of our tax years 2000 through 2004. As a result of this exam, we recorded a $3.2 million tax benefit, resulting from a change in tax estimate related to the sale of assets. Although the IRS is not currently examining any of our income tax returns, tax years 2005 and 2006 remain open and are subject to examination.

We have recorded our deferred tax assets and liabilities using the statutory federal tax rate of 35 percent. We believe it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset. In addition, we believe when these deferred items reverse in future years, our taxable income will be taxed at an effective rate of 35 percent.

Net federal and state income taxes paid in 2006, 2005, and 2004 amounted to $53.1 million, $47.7 million, and $27.8 million, respectively.

During the fourth quarter of 2005, we repatriated a $4.0 million dividend from our foreign subsidiary, RLI

Insurance, Ltd., which qualified for the special 85% dividends received deduction passed in The American Jobs Creation Act of 2004. This allowed a $1.3 million deferred tax liability to be reversed because the dividend fully repatriated all foreign earnings. The tax benefit associated with the repatriation is included in the other items, net caption in the previous table.

8. EMPLOYEE BENEFITS

PENSION PLAN

Through 2006, we maintained a noncontributory defined benefit pension plan covering employees meeting age and service requirements. The plan provided a benefit based on a participant's service and the highest five consecutive years' average compensation out of the last 10 years. During 2006, 2005, and 2004, we made tax-deductible contributions totaling $1.8 million, $1.8 million, and $0.5 million, respectively, to adequately meet the funding requirements of the plan.

We have made various amendments to the plan in order to comply with certain Internal Revenue Code changes.

Additionally, on December 31, 2003, our pension plan was amended to freeze benefit service as of March 1, 2004. As a result, we expensed the entire unrecognized prior service cost as of December 31, 2003. The plan was also closed to new participants after December 31, 2003.

However, effective December 31, 2005, the plan was further amended such that all participants' benefits were frozen and future pay would not alter a participant's accrued benefit. In 2005, we also shortened the amortization period of the plan's unrecognized gain/loss, to fully amortize it over the next two years.

The plan was terminated in 2006. All participants either elected and were paid lump sum amounts or had an insurance contract for their benefit purchased on their behalf during 2006. At the close of 2006, $561,186 remains in the trust, of which $559,618 was due to pension checks not cashed, and the remaining $1,568 is the net assets remaining in the trust.

The financial status of the plan for each of the two years ended December 31 is illustrated in the following table:

(in thousands)	2006	2005
Change in benefit obligation		
Benefit obligation at January 1	$ 11,365	$13,781
Service cost	-	-
Interest cost	583	757
Net actuarial loss/(gain)	1,538	1,669
Benefits paid	(14,420)	(1,457)
Curtailment cost[1]	-	(3,385)
Settlement cost[2]	934	-
Benefit obligation at December 31	-	$11,365
Change in plan assets		
Fair value of plan assets at January 1	$ 11,514	$10,729
Actual return on plan assets	1,099	417
Employer contributions	1,809	1,825
Benefits paid	(14,420)	(1,457)
Fair value of plan assets at December 31	$ 2	$11,514

[1] At December 31, 2005 all future plan benefits were frozen which results in a curtailment.

[2] In December 2006 all plan benefits were paid which resulted in a settlement.

The components of benefit cost for each of the three years ended December 31 is illustrated in the following table:

(in thousands)	2006	2005	2004
Service cost	$ -	$ -	$ -
Interest cost	583	757	717
Expected (return) on assets	(481)	(460)	(698)
Amortization of prior service cost	-	-	-
Amortization of losses/(gains)	1,603	1,760	732
Amortization of transitional obligation/(asset)	-	-	(7)
Net periodic benefit cost	$1,705	$2,057	$744
FAS 88 events[1][2]	934	399	-
Total pension cost/(income) for year	$2,639	$2,456	$744

[1] The pension plan had benefit payments in excess of the sum of service cost and interest cost. This resulted in a recognition of settlement expense in 2005.

[2] In December 2006 all plan benefits were paid which resulted in a settlement.

The reconciliation of (accrued)/prepaid benefit cost for each of the two years ended December 31 is illustrated in the following table:

Reconciliation of (accrued)/prepaid benefit cost (in thousands)	2006	2005
(Accrued)/prepaid benefit cost (before adjustment) at beginning of year	$ 832	$ 1,463
Net periodic benefit (cost)/income for fiscal year	(1,705)	(2,057)
Cost of SFAS 88 events	(934)	(399)
Employer contributions	1,809	1,825
Benefits paid directly by company	-	-
Other adjustment	-	-
Amount recognized in accumulated other comprehensive income	-	-
Net balance sheet (liability)/asset at end of year	$ 2	$ 832

The funded status of the plan for each of the two years ended December 31 is illustrated below:

Development of funded status (in thousands)	2006	2005
Actuarial value of benefit obligations measurement date	12/31/2006	12/31/2005
Accumulated benefit obligation	$ -	$11,365
Projected benefit obligation/accumulated postretirement benefit obligation	-	11,365
Funded Status		
Projected benefit obligation/accumulated postretirement benefit obligation	-	11,365
Plan assets at fair value	2	11,514
Employer contribution after measurement date, before year end	-	-
Directly paid benefits after measurement date, before year end	-	-
Net balance sheet (liability)/asset	$ 2	$ 148

Information for plans with PBO/APBO less than plan assets (in thousands)	2006	2005
Projected benefit obligation/accumulated postretirement benefit obligation	-	$11,365
Accumulated benefit obligation/accumulated postretirement benefit obligation	-	$11,365
Fair value of plan assets	$ 2	$11,514

The change in net actuarial loss/(gain) for each of the two years ended December 31 is illustrated below:

Change in net actuarial loss/gain (in thousands)	2006	2005
Net actuarial loss/(gain) at end of prior year	$684	$ 4,515
Amortization credit/(cost) for year	$(1,603)	(1,760)
Liability loss/(gain)	1,538	1,669
Asset loss/(gain)	(619)	44
Recognition of curtailment (gain)/loss	-	(3,385)
Recognition of settlement (gain)/loss	-	(399)
Other adjustments	-	-
Net actuarial loss/(gain) at year end	$ -	$ 684

The change in amortization expected to be recognized for each of the two years ended December 31 is illustrated below:

Amortizations expected to be recognized during next fiscal year (in thousands)	2006	2005
Amortization of net transition obligation/(asset)	$ -	$ -
Amortization of prior service cost/(credit)	$ -	$ -
Amortization of net losses/(gains)	$ -	$(1,760)

Actuarial assumptions, plan assets, contribution and benefit payment information, and additional information of the plan for each of the two plan years ended December 31 is illustrated below.

Actuarial assumptions	2006	2005
Weighted-average assumptions used to determine benefit obligations at year end		
Discount rate	N/A	4.75%
Rate of compensation increase	N/A	N/A
Social Security increase	N/A	N/A
Pension increases for participants in-payment status	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for year		
Discount rate	4.75%	5.75%
Expected long-term return on plan assets	4.75%	4.75%
Rate of compensation increase	N/A	N/A
Social Security increase	N/A	N/A
Pension increases for participants in-payment status	N/A	N/A

Plan assets	2006	2005
Allocation of assets at year end		
Equity securities	0.00%	87.00%
Debt securities	0.00%	0.00%
Real estate	0.00%	0.00%
Other	100.00%	13.00%
Total	100.00%	100.00%

Company contributions (in thousands)	2006	2005
Company contributions for the year ending:		
December 31, 2005	0	$1,825
December 31, 2006	$1,809	N/A
December 31, 2007 (estimated)	N/A	N/A
Actual benefit payments for the year ending:		
December 31, 2005	0	$1,457
December 31, 2006	$14,420	0

Additional information Balance sheet entries under prior rules (in thousands)	2006	2005
Statement of financial position prior to deferred tax adjustments:		
(Accrued)/prepaid as of end of year	$ 2	N/A
Additional minimum liability	-	N/A
Intangible asset	-	N/A
Accumulated other comprehensive income using prior rules	-	N/A
Accumulated other comprehensive income using new rules	-	N/A

In September 2006, the FASB published SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. As previously stated, the plan was terminated in 2006. As a result, the implementation of SFAS 158 had no impact on our financial statements.

EMPLOYEE STOCK OWNERSHIP, 401K AND BONUS AND INCENTIVE PLANS

We maintain an Employee Stock Ownership Plan (ESOP), 401k, and bonus and incentive plans covering executives, managers, and associates. At the board's discretion, funding of these plans is primarily dependent upon reaching predetermined levels of operating return on equity and Market Value Potential (MVP). While some management incentive plans may be affected somewhat by other performance factors, the larger influence of corporate performance ensures that the interests of our executives, managers, and associates correspond with those of our shareholders.

In January 2004, we made certain changes to our employee benefit plans. We froze our pension plan, modified our ESOP plan, and began offering a 401k plan. The 401k plan has eligibility rules similar to those in place for our ESOP, allows voluntary contributions by employees, and permits ESOP diversification transfers for employees meeting certain age and service requirements. We provide a basic 401k contribution of 3 percent of eligible compensation. Participants are 100 percent vested in both voluntary and basic contributions. Additionally, an annual discretionary profit-sharing contribution may be made to the ESOP and 401k, subject to the achievement of certain overall financial goals. For plan years prior to 2007, profit-sharing contributions were subject to a five-year cliff vest. Beginning in 2007, contributions will vest after three years of service.

Our ESOP and 401k cover substantially all employees meeting eligibility requirements. ESOP and 401k contributions are determined annually by our board of directors and are expensed in the year earned. ESOP and 401k-related expenses were $7.9 million, $7.7 million, and $6.4 million, respectively, for 2006, 2005, and 2004.

During 2006, the ESOP purchased 94,430 shares of RLI stock on the open market at an average price of $54.19 ($5.1 million) relating to 2005's contribution. Shares held by the ESOP as of December 31, 2006, totaled 1,716,446, and are treated as outstanding in computing our earnings per share. During 2005, the ESOP purchased 95,762 shares on the open market at an average price of $44.55 ($4.3 million) relating to 2004's contribution. During 2004, the ESOP purchased 131,700 shares on the open market at an average price of $40.57 ($5.3 million) relating to 2003's contribution.

A portion of both MVP and operating earnings is shared by executives, managers, and associates provided certain thresholds are met. MVP, in particular, requires that we generate a return in excess of our cost of capital before the payment of such bonuses. Annual expenses for these bonus plans totaled $15.1 million, $9.2 million, and $6.8 million for 2006, 2005, and 2004, respectively.

DEFERRED COMPENSATION

We maintain Rabbi Trusts for deferred compensation plans for directors, key employees, and executive officers through which our shares are purchased. The Emerging Issues Task Force consensus on Issue 97-14 governs the accounting for Rabbi Trusts. This issue prescribed an accounting treatment whereby the employer stock in the plan is classified and accounted for as equity, in a manner consistent with the accounting for treasury stock. The deferred compensation obligation is classified as an equity instrument.

The expense associated with funding these plans is recognized through salary, bonus, and ESOP expenses for key employees and executive officers. The expense recognized from the directors' deferred plan was $0.4 million, $0.3 million, and $0.4 million in 2006, 2005, and 2004, respectively.

In 2006, the trusts purchased 13,913 shares of our common stock on the open market at an average price of $51.61 ($0.7 million). In 2005, the trusts purchased 23,744 shares of common stock on the open market at an average price of $44.83 ($1.1 million). In 2004, the trusts purchased 20,421 shares of common stock on the open market at an average price of $39.05 ($0.8 million). At December 31, 2006, the trusts' assets were valued at $24.4 million.

STOCK OPTION AND STOCK PLANS

During 1995, we adopted and the shareholders approved a tax-favored incentive stock option plan (the incentive plan). During 1997, the shareholders approved the Outside Directors' Stock Option Plan (the directors' plan). Normal vesting for options granted was pro rata over five years under the incentive plan and pro rata over three years under the directors' plan with a 10-year life for both plans. The plans provided for grants of up to 3,125,000 shares under the incentive plan and 500,000 shares under the directors' plan. Through May 5, 2005, we had granted 2,640,188 options under these plans.

During 2005, our shareholders approved the RLI Corp. Omnibus Stock Plan (omnibus plan). In conjunction with the adoption of this plan, effective May 5, 2005, options will no longer be granted under the two other option plans previously in existence. The purpose of the omnibus plan is to promote the interests of our shareholders by providing our key personnel an opportunity to acquire a proprietary interest in the company and reward them for achieving a high level of corporate performance and to encourage our continued success and growth. Awards under the omnibus plan may be in the form of restricted stock, stock options (both incentive and nonqualified), stock appreciation rights, performance units, as well as other stock based awards. Eligibility under the omnibus plan is limited to our employees or employees of any affiliate and to individuals or entities who are not employees but who provide services to us or an affiliate, including services provided in the capacity of consultant, advisor or director. The granting of awards is solely at the discretion of the executive resources committee and the nominating/corporate governance committee of our board of directors. The total number of shares of common stock available for distribution under the omnibus plan may not exceed 1,500,000 shares (subject to adjustment for changes in our capitalization). In 2005, we granted 233,500 stock options under this plan. In 2006, we granted 206,300 stock options under this plan.

Under the omnibus plan, we grant to officers, directors, and other employees stock options for shares with an exercise price equal to the fair value of the shares at the date of grant. Options generally vest and become exercisable ratably over a five-year period and have a 10-year life. The related compensation expense is recognized over the requisite service period. In most instances, the requisite service period and vesting period will be the same. For participants who are retirement eligible, defined by the plan as those individuals whose age and years of service equals 75, the requisite service period is deemed to be met and options are immediately expensed on the date of grant. For participants who will become retirement eligible during the vesting period, the requisite service period over which expense is recognized is the period between the grant date and the attainment of retirement eligibility. Shares issued upon option exercise are newly issued shares.

During 2005, our board of directors adopted resolutions authorizing the accelerated vesting of existing unvested stock options, including directors' stock options. These resolutions were effective May 5, 2005, for all options issued prior to this date and December 30, 2005, for options issued in 2005 subsequent to May 5, 2005. Acceleration was applicable to substantially all unvested options and contains certain share transfer restrictions. These modifications, which occurred prior to the effective date of SFAS 123R, effectively removed these options from expense consideration under SFAS 123R. Under APB 25, compensation expense recorded for accelerated vesting was measured by applying two criteria: (1) the difference between the market price and the option exercise price on the date of acceleration and (2) the number of options that would have been forfeited as unexercisable (unvested) had acceleration not occurred. Using the guidance set forth in APB 25 and related interpretations, we recorded $0.8 million of pre-tax compensation expense during 2005. This expense represented our best estimate of the total expense associated with acceleration.

The following tables summarize option activity in 2006, 2005, and 2004:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in 000's)
Outstanding options at January 1, 2006	**1,931,627**	**$26.53**		
Options granted	**206,300**	**$50.31**		
Options exercised	**(459,828)**	**$18.98**		**$15,997**
Options cancelled/ forfeited	**(46,080)**	**$39.48**		
Outstanding options at December 31, 2006	**1,632,019**	**$31.30**	**5.75**	**$41,015**
Exercisable options at December 31, 2006	**1,429,219**	**$28.59**	**5.23**	**$39,770**

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in 000's)
Outstanding options at January 1, 2005	2,058,632	$22.78		
Options granted	238,300	$44.64		
Options exercised	(340,099)	$15.83		$10,068
Options cancelled/ forfeited	(25,206)	$35.98		
Outstanding options at December 31, 2005	1,931,627	$26.53	5.05	$45,085
Exercisable options at December 31, 2005	1,924,787	$26.50	5.04	$44,991

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in 000's)
Outstanding options at January 1, 2004	1,953,848	$19.95		
Options granted	313,240	$35.62		
Options exercised	(200,656)	$15.02		$4,664
Options cancelled/ forfeited	(7,800)	$27.74		
Outstanding options at December 31, 2004	2,058,632	$22.78	5.16	$38,680
Exercisable options at December 31, 2004	1,219,412	$17.84	3.86	$28,931

The majority of our options are granted annually at the board meeting in May. In 2006, 206,300 options were granted with an average exercise price of $50.31 and an average fair value of $13.95. Of these grants, 171,900 were granted at the board meeting in May with a calculated fair value of $13.97. We recognized $0.8 million of expense during 2006 related to 2006 grants. Since options granted in 2006 have been non-qualified, we recorded a tax benefit of $0.3 million related to this compensation expense. Total unrecognized compensation expense relating to these grants was $1.9 million, which will be recognized over the remainder of the five-year vesting period. There were no options that vested during 2006.

The fair value of options were estimated using a Black-Scholes based option pricing model with the following grant-date assumptions and weighted average fair values:

	2006	2005	2004
Weighted-average fair value of grants	**$13.95**	$13.08	$10.62
Risk-free interest rates	**4.99%**	3.97%	4.55%
Dividend yield	**1.51%**	1.52%	1.79%
Expected volatility	**22.35%**	22.93%	21.46%
Expected option life	**6.31 years**	8.0 years	9.0 years

The risk-free rate is determined based on U.S. treasury yields that most closely approximate each options expected life. The dividend yield is calculated based on the average annualized dividends paid during the most recent five-year period. The expected volatility is an implied volatility. For 2006, this volatility is calculated by computing the weighted average of the most recent one-year volatility, the most recent 6.31-year (equal to the expected life) volatility and the median of the 6.31-year rolling volatilities of RLI stock. For 2006, the expected option life is determined based on historical exercise behavior and the assumption that all outstanding options will be exercised at the midpoint of the current date and remaining contractual term, adjusted for the demographics of the current year's grant. In prior years, the expected life was determined using historical exercise patterns.

As discussed previously, prior to the adoption of SFAS 123R, we followed the intrinsic value method in accordance with APB 25 to account for employee stock options and accordingly recognized no compensation expense for the stock option grants. In accordance with SFAS 123R, we adopted the provisions of the statement on January 1, 2006 using the modified prospective approach. Under this method, prior periods are not restated. Had compensation cost for share-based plans been determined consistent with SFAS 123R, our net earnings and earnings per share for the years ended December 31, 2005 and 2004 would have been reduced to the pro forma amounts that follow:

(in thousands, except per share data)	2005	2004
Net earnings, as reported	$107,134	$73,036
Add: Stock-based employee compensation expense included in reported earnings, net of related tax effects	553	–
Deduct: Total stock-based employee compensation expense determined under fair-value-based methods for all awards, net of related tax effects	(4,592)	(1,941)
Pro forma net earnings	$103,095	$71,095
Earnings per share:		
Basic – as reported	$4.21	$2.90
Basic – pro forma	$4.05	$2.82
Diluted – as reported	$4.07	$2.80
Diluted – pro forma	$3.92	$2.72

Pro forma disclosures for 2006 are not presented because the amounts are recognized in the statement of earnings.

During 2004, the shareholders approved the NonEmployee Directors' Stock Plan (stock plan). An aggregate of 200,000 shares of common stock is reserved under the stock plan. The stock plan is designed to provide compensation to each nonemployee director in the form of a stock grant at the time of such director's election or appointment to the board of directors, and future stock grants based on continued service as a director. In conjunction with the shareholders' approval of the omnibus plan in May 2005, no further awards will be issued under the stock plan. Awards to outside directors will be made under the omnibus plan.

Shares granted to outside directors were 7,267 in 2006 and 5,642 in 2005. Shares were granted at an average share price of $51.72 in 2006 and $45.75 in 2005. In 2006, 3,452 of the shares granted were issued under the directors' deferred plan. We recognized $0.4 million of expense, relating to these grants.

POST-RETIREMENT BENEFITS OTHER THAN PENSION

In 2002, we began offering certain eligible employees post-employment medical coverage. Under our plan, employees who retire at age 55 or older with 20 or more years of company service may continue medical coverage under our health plan. Former employees who elect continuation of coverage pay the full COBRA (Consolidated Omnibus Budget Reconciliation Act of 1985) rate and coverage terminates upon reaching age 65. We expect a relatively small number of employees will become eligible for this benefit. The COBRA rate established for participating employees covers the cost of providing this coverage.

9. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

Our insurance subsidiaries maintain their accounts in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities that vary in certain respects from GAAP. In converting from statutory to GAAP, typical adjustments include deferral of policy acquisition costs, the inclusion of statutory nonadmitted assets, and the inclusion of net unrealized holding gains or losses in shareholders' equity relating to fixed maturities.

Year-end statutory surplus includes $44.0 million of RLI Corp. stock (cost basis of $63.1 million) held by Mt. Hawley Insurance Company. The Securities Valuation Office provides specific guidance for valuing this investment, which is eliminated in our consolidated financial statements.

In December 2003, we closed a public debt offering of $100.0 million, generating $98.9 million in net proceeds. Of these proceeds, $50.0 million was contributed to the insurance subsidiaries to bolster statutory surplus. In March 2004, an additional $15.0 million of these proceeds was contributed to the insurance subsidiaries.

The following table includes selected information for our insurance subsidiaries as filed with insurance regulatory authorities:

(in thousands) Year ended December 31,	2006	2005	2004
Consolidated net income, statutory basis	**$136,135**	$ 95,776	$ 62,189
Consolidated surplus, statutory basis	**$746,905**	$690,547	$605,967

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Illinois. The maximum dividend distribution is limited by Illinois law to the greater of 10 percent of RLI policyholder surplus as of December 31 of the preceding year or the net income of RLI for the 12-month period ending December 31 of the preceding year. RLI's stand-alone net income for 2006 was $75.7 million. Therefore, the maximum dividend distribution that can be paid by RLI during 2007 without prior approval is $75.7 million — RLI's 2006 net income. Dividends paid in the form of asset transfers are applied to the dividend limitation at the estimated fair value of the asset as of the dividend date. In 2006, a total of $59.5 million was paid in dividends by RLI Insurance as follows: asset transfer of Maui Jim valued at $35.2 million, asset transfer of TBW valued at $13.4 million, and a cash dividend of $10.9 million. This left $16.2 million in unused dividend capacity for 2006. The total amount paid in 2005 was $13.0 million.

10. COMMITMENTS AND CONTINGENT LIABILITIES

The following is a description of a complex set of litigation wherein we are both a plaintiff and a defendant. While it is impossible to ascertain the ultimate outcome of this matter at this time, we believe, based upon facts known to date, that our position is meritorious. Our opinion is that the final resolution of these matters will not have a material adverse effect on our financial statements taken as a whole.

We are the plaintiff in an action captioned RLI Insurance Co. v. Commercial Money Center, which was filed in U.S. District Court, Southern District of California (San Diego) on February 1, 2002. Other defendants in that action are Commercial Servicing Corporation ("CSC"), Sterling Wayne Pirtle, Anita Pirtle, Americana Bank & Trust, Atlantic Coast Federal Bank, Lakeland Bank and Sky Bank. We filed a similar complaint against the Bank of Waukegan in San Diego, California Superior Court. Americana Bank & Trust, Atlantic Coast Federal Bank, Lakeland Bank, Sky Bank and Bank of Waukegan are referred to here as the "investor banks." The litigation arises out of the equipment and vehicle leasing program of Commercial Money Center ("CMC"). CMC originated leases, procured bonds pertaining to the performance of obligations of each lessee under each lease, and then formed "pools" of such leases that it marketed to banks and other institutional investors. We sued for rescission and/or exoneration of the bonds we issued to CMC and sale and servicing agreements we entered into with CMC and the investor banks, which had invested in CMC's equipment leasing program. We contend we were fraudulently induced to issue the bonds and enter into the agreements by CMC, who misrepresented and concealed the true nature of its program and the underlying leases originated by CMC (for which bonds were procured). We also sued for declaratory relief to determine our rights and obligations, if any, under the instruments. Each investor bank disputes our claims for relief. CMC is currently in Chapter 7 bankruptcy proceedings.

Between the dates of April 4 and April 18, 2002, each investor bank subsequently filed a complaint against us in various state courts, which we removed to U.S. District Courts. Each investor bank sued us on certain bonds we issued to CMC as well as a sale and servicing agreement between the investor bank, CMC and us. Each investor bank sued for breach of contract, bad faith and other extra-contractual theories. We have answered and deny each investor bank's claim to entitlement to relief. The investor banks claim entitlement to aggregate payment of approximately $53 million under either the surety bonds or the sale and servicing agreements, plus unknown extra-contractual damages, attorney's fees and interest. On October 25, 2002, the judicial panel for multi-district litigation ("MDL Panel") transferred 23 actions pending in five federal districts involving numerous investor banks, five insurance companies and CMC to the Federal District Court for the Northern District of Ohio for consolidated pre-trial proceedings, assigning the litigation to the Honorable Kathleen O'Malley.

In the third quarter of 2005, RLI reached a confidential settlement agreement with Lakeland Bank. This settlement ends our litigation with Lakeland, but does not resolve our pending litigation with the four other investor banks. The settlement with Lakeland relates to surety bonds representing approximately 17 percent of the amount to which the five investor banks had claimed entitlement. The settlement did not have a material adverse effect on our financial statements taken as a whole. In addition, in August 2005, the Federal District Court denied outright the investor banks' motion for judgment on the pleadings as to RLI and subsequently ordered all remaining cases to mandatory mediation. Mediations held in January 2006 between RLI and each of the four remaining investor banks did not resolve the claims of those investor banks. In September 2006, the Court issued a case management order governing expert witness discovery and future motion practice. While we cannot predict the ultimate outcome of the pending litigation between RLI and the remaining four investor banks at this time, RLI continues to believe it has meritorious defenses with respect to each of the banks making claims against it and will continue to vigorously assert those defenses in the pending litigation.

Our financial statements contain an accrual for defense costs relating to this matter, included in unpaid losses and settlement expenses, as well as an accrual to cover rescission of collected premium related to the program. In our opinion, final resolution of this matter will not have a material adverse effect on our financial condition, results of operations or cash flows. However, litigation is subject to inherent uncertainties, and if there were an outcome unfavorable to us, there exists the possibility of a material adverse impact on our financial condition, results of operation or cash flows in the period in which the outcome occurred.

In addition, we are party to numerous claims and losses that arise in the normal course of our business. Many of such claims or losses involve claims under policies that we underwrite as an insurer. We believe that the resolution of these claims and losses will not have a material adverse effect on our financial condition, results of operations or cash flows.

We have capital lease obligations for leased computers and operating lease obligations for regional office facilities. These leases expire in various years through 2013. Expense associated with these leases totaled $3.4 million in 2006, $2.7 million in 2005 and $2.0 million in 2004. Minimum future rental payments under noncancellable leases are as follows:

(in thousands)	
2007	$ 3,516
2008	2,737
2009	2,455
2010	2,149
2011	1,539
2012-2013	1,983
Total minimum future rental payments	$14,379

11. INDUSTRY SEGMENT INFORMATION

The following table summarizes our segment data as specified by SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." As prescribed by the pronouncement, reporting is based on the internal structure and reporting of information as it is used by management.

The segments of our insurance operations include property, casualty, and surety. The property segment is comprised of insurance coverages providing physical damage coverage for commercial and personal risks. These risks are exposed to a variety of perils including earthquakes, fires, and hurricanes. Losses are developed in a relatively short period of time.

The casualty segment includes liability coverages where loss and related settlement expenses must be estimated, as the ultimate disposition of claims may take several years to fully develop. Policy coverage is more significantly impacted by evolving legislation and court decisions.

The surety segment offers a selection of small and medium-size commercial coverages related to the statutory requirement for bonds on construction and energy-related projects. The results of this segment are generally characterized by relatively low loss ratios. Expense ratios tend to be higher due to the high volume of transactions at lower premium levels.

Net investment income is the by-product of the interest and dividend income streams from our investments in fixed-income and equity securities. Interest and general corporate expenses include the cost of debt and other director and shareholder relations costs incurred for the benefit of the corporation, but not attributable to the operations of our insurance segments. Investee earnings represent our share in Maui Jim and TBW earnings. We own approximately 40 percent of Maui Jim, which operates in the sunglass and optical goods industries, and, up until the sale in December, 2006, 21 percent of TBW, a mortgage origination company; both companies are private.

The following table provides financial data used by management. The net earnings of each segment are before taxes, and include revenues (if applicable), direct product or segment costs (such as commissions, claims costs, etc.), as well as allocated support costs from various overhead departments. While depreciation and amortization charges have been included in these measures via our expense allocation system, the related assets are not allocated for management use and, therefore, are not included in this schedule.

(in thousands)	Revenues			Depreciation and Amortization		
	2006	2005	2004	**2006**	2005	2004
Casualty	**$348,217**	$358,893	$365,617	**$2,086**	$1,901	$1,671
Property	**122,581**	80,528	98,043	**963**	993	1,063
Surety	**59,540**	51,886	47,688	**501**	450	1,263
Segment totals before income taxes	**$530,338**	$491,307	$511,348	**$3,550**	$3,344	$3,997
Net investment income	**71,325**	61,641	54,087			
Net realized gains	**31,045**	16,354	13,365			
Total	**$632,708**	$569,302	$578,800			

(in thousands)	Net Earnings (Losses)		
	2006	2005	2004
Casualty	$ 68,393	$ 72,024	$ 19,560
Property	4,988	(8,342)	20,400
Surety	10,675	5,201	(69)
Net Underwriting Income	$ 84,056	$ 68,883	$ 39,891
Net investment income	71,325	61,641	54,087
Realized gains	31,045	16,354	13,365
General corporate expense and interest on debt	(14,650)	(13,898)	(12,430)
Equity in earnings of unconsolidated investees	15,117	10,896	5,429
Total earnings before income taxes	$186,893	$143,876	$100,342
Income taxes	52,254	36,742	27,306
Total	$134,639	$107,134	$ 73,036

The following table further summarizes revenues by major product type within each segment:

(in thousands)	2006	2005	2004
Casualty			
General liability	$180,037	$180,267	$174,954
Commercial and personal umbrella	64,730	59,847	53,478
Executive coverages	13,040	9,807	13,074
Specialty program business	25,507	38,289	47,072
Commercial transportation	48,285	51,707	55,994
Other	16,618	18,976	21,045
Total	$348,217	$358,893	$365,617
Property			
Commercial property	$ 91,507	$ 66,410	$ 69.169
Construction	4,493	2,521	21,633
Marine	16,785	3,286	-
Other property	9,796	8,311	7,241
Total	$122,581	$ 80,528	$ 98,043
Surety	$ 59,540	$ 51,886	$ 47,688
Grand total	$530,338	$491,307	$511,348

12. UNAUDITED INTERIM FINANCIAL INFORMATION

Selected quarterly information is as follows:

(in thousands, except per share data)	First	Second	Third	Fourth	Year
2006					
Net premiums earned	$127,387	$125,867	$138,245	$138,839	$530,338
Net investment income	16,708	17,556	18,316	18,745	71,325
Net realized investment gains	4,442	1,489	2,822	22,292	31,045
Earnings before income taxes	36,263	27,506	43,562	79,562	186,893
Net earnings	25,656	22,922	30,378	55,683	134,639
Basic earnings per share[1]	$1.00	$0.91	$1.24	$2.29	$5.40
Diluted earnings per share[1]	$0.97	$0.89	$1.21	$2.23	$5.27
2005					
Net premiums earned	$124,040	$123,674	$126,129	$117,464	$491,307
Net investment income	14,612	14,666	15,855	16,508	61,641
Net realized investment gains	2,984	4,389	7,194	1,787	16,354
Earnings before income taxes	41,540	49,609	35,680	17,047	143,876
Net earnings	29,307	34,395	25,327	18,105	107,134
Basic earnings per share[1]	$1.15	$1.35	$0.99	$0.71	$4.21
Diluted earnings per share[1]	$1.12	$1.31	$0.96	$0.68	$4.07

[1] Since the weighted-average shares for the quarters are calculated independently of the weighted-average shares for the year, quarterly earnings per share may not total to annual earnings per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RLI Corp.:

We have audited management's assessment, included in the accompanying Report on Controls and Procedures, that RLI Corp. and Subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of earnings and comprehensive earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 28, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chicago, Illinois
February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RLI Corp.:

We have audited the accompanying consolidated balance sheets of RLI Corp. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of earnings and comprehensive earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Chicago, Illinois
February 28, 2007

STATEMENT OF FINANCIAL REPORTING RESPONSIBILITY

The management of RLI Corp. and Subsidiaries is responsible for the preparation and for the integrity and objectivity of the accompanying financial statements and other financial information in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's estimates and judgments.

Management has established and maintains internal control throughout its operations that is designed to provide assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use, and the execution and recording of transactions in accordance with management's authorization. Internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are updated by management as necessary. Management considers the recommendations of its internal auditor and independent public accounting firm concerning the Company's internal control and takes the necessary actions that are cost effective in the circumstances to respond appropriately to the recommendations presented.

The accompanying financial statements have been audited by KPMG LLP (KPMG), an independent registered public accounting firm selected by the audit committee and approved by the shareholders. Management has made available to KPMG all of the Company's financial records and related data, including minutes of directors' meetings. Furthermore, management believes that all representations made to KPMG during its audit were valid and appropriate.

The audit committee is comprised of four independent directors and is charged with general supervision of the audits, examinations and inspections of the books and accounts of RLI Corp. and Subsidiaries. The independent registered public accounting firm and the internal auditor have ready access to the audit committee.

Jonathan E. Michael
President, CEO

Joseph E. Dondanville, CPA
Senior Vice President, CFO

REPORT ON CONTROLS AND PROCEDURES

CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which is included herein.

Jonathan E. Michael
President, CEO

Joseph E. Dondanville, CPA
Senior Vice President, CFO

GLOSSARY

ADMITTED COMPANY
An insurer domiciled in one state licensed to do business in one or more other states.

COMBINED RATIO (GAAP)
A common measurement of underwriting profit (less than 100) or loss (more than 100). The sum of the expense and the loss ratios.

COMBINED RATIO (STATUTORY)
The same as a GAAP combined ratio, except in calculating the expense ratio, the denominator used is net premiums written instead of net premiums earned.

COMPREHENSIVE EARNINGS
The sum of net after-tax earnings and net after-tax unrealized gains (losses) on investments.

COMMERCIAL GENERAL LIABILITY INSURANCE
Liability coverage for all premises and operations, other than personal, for non-excluded general liability hazards.

CONSOLIDATED REVENUE
Net premiums earned plus net investment income and realized gains (losses).

DIFFERENCE IN CONDITIONS (DIC) INSURANCE
Coverage for loss normally excluded in standard commercial or personal property policies, particularly flood and earthquake.

EXCESS INSURANCE
A policy or bond covering against certain hazards, only in excess of a stated amount.

EXPENSE RATIO
The percentage of the premium used to pay all the costs of acquiring, writing and servicing business.

FIRE INSURANCE
Property insurance on which the predominant peril is fire, but generally includes wind and other lines.

GAAP
Generally accepted accounting principles.

HARD/FIRM MARKET
When the insurance industry has limited capacity available to handle the amount of business written, creating a seller's market, driving insurance prices upward.

INLAND MARINE INSURANCE
Property coverage for perils arising from transportation of goods or covering types of property that are mobile, and other hazards.

LOSS RATIO
The percentage of premium used to pay for losses incurred.

MARKET CAP
Short for market capitalization. The value of a company as determined by the market. Multiply the share price by the number of outstanding shares. Can change daily.

MARKET VALUE POTENTIAL (MVP)
An RLI incentive plan covering all employees that requires we first generate a return in excess of our cost of capital, aligning our interests with those of shareholders.

PROFESSIONAL LIABILITY INSURANCE
Insures against claims for damages due to professional misconduct or lack of ordinary care in the performance of a service.

REINSURER/REINSURANCE
A company that accepts part or all of the risk of loss covered by another insurer. Insurance for insurers.

RESERVES
Funds set aside by an insurer for meeting estimated obligations when due. Periodically readjusted.

SOFT MARKET
When the insurance industry has excess capacity to handle the amount of business written, creating a buyer's market, lowering insurance prices overall.

STANDARD LINES VS. SPECIALTY LINES
Those insurance coverages or target market segments that are commonly insured through large, admitted insurers using standard forms and pricing are in contrast to unique insurance coverages or selected market niches that are served by only a single insurer or a select group of insurers, often with unique coverage forms and pricing approach.

SURETY BOND
Provides for compensation if specific acts are not performed within a stated period.

SURPLUS LINES COMPANY
In most states, an insurer not licensed to do business in that state, but which may sell insurance in the state if admitted insurers decline to write a risk.

TRANSPORTATION INSURANCE
Coverage for transporting people or goods by land. For RLI, this involves motor vehicle transportation and focuses on automobile liability and physical damage, with incidental public liability, umbrella and excess liability, and motor truck cargo insurance.

UNREALIZED GAINS (LOSSES)
The result of an increase (decrease) in fair value of an asset which is not recognized in the traditional statement of income. The difference between an asset's fair and book values.

INVESTOR INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 2 p.m., CDT, on May 3, 2007, at our offices at 9025 N. Lindbergh Drive, Peoria, Ill.

TRADING AND DIVIDEND INFORMATION

	Stock Price			Dividends
2006	High	Low	Close	Declared
1st Quarter	**$57.35**	**$50.65**	**$57.30**	**$.17**
2nd Quarter	**57.25**	**45.85**	**48.18**	**.19**
3rd Quarter	**51.62**	**45.16**	**50.79**	**.19**
4th Quarter	**57.41**	**49.75**	**56.42**	**.20**

	Stock Price			Dividends
2005	High	Low	Close	Declared
1st Quarter	$44.99	$40.28	$41.45	$.14
2nd Quarter	46.80	40.73	44.60	.16
3rd Quarter	48.75	44.79	46.26	.16
4th Quarter	55.68	44.00	49.87	.17

RLI common stock trades on the New York Stock Exchange under the symbol RLI. RLI has paid and increased dividends for 31 consecutive years.

STOCK OWNERSHIP

December 31, 2006	Shares	%
Insiders	2,004,667	8.2
ESOP	1,713,298	7.1
Institutions & other public	20,555,013	84.7
Total outstanding	24,272,978	100.0

SHAREHOLDER INQUIRIES

Shareholders of record with requests concerning individual account balances, stock certificates, dividends, stock transfers, tax information or address corrections should contact the transfer agent and registrar:

Wells Fargo Shareholder Services
P.O. Box 64854
St. Paul, MN 55164-0854
Phone: (800) 468-9716 or (651) 450-4064
Fax: (651) 450-4033
Email: stocktransfer@wellsfargo.com

DIVIDEND REINVESTMENT PLANS

If you wish to sign up for an automatic dividend reinvestment and stock purchase plan or to have your dividends deposited directly into your checking, savings or money market accounts, send your request to the transfer agent and registrar.

REQUESTS FOR ADDITIONAL INFORMATION

Electronic versions of the following documents are, or will be made, available on our website: 2006 summary annual report; 2006 financial report; 2007 proxy statement; annual report on form 10-K; code of conduct, corporate governance guidelines; and charters of the executive resources, audit, finance and investment, strategy, and nominating/corporate governance committees. Printed copies of these documents are available without charge to any shareholder. To be placed on a mailing list to receive shareholder materials, contact our corporate headquarters.

COMPANY FINANCIAL STRENGTH RATINGS

A.M. Best:	A+ (Superior)	RLI Group
Standard & Poor's:	A+ (Strong)	RLI Insurance Company
	A+ (Strong)	Mt. Hawley Insurance Company
Moody's:	A2 (Good)	RLI Insurance Company
	A2 (Good)	Mt. Hawley Insurance Company
	A2 (Good)	RLI Indemnity Company

CONTACTING RLI

For investor relations requests and management's perspective on specific issues, contact John Robison, treasurer, at (309) 693-5846 or at john_robison@rlicorp.com.

Turn to the back cover for corporate headquarters contact information.

Find comprehensive investor information at www.rlicorp.com.

SELECTED FINANCIAL DATA

The following is selected financial data of RLI Corp. and Subsidiaries for the 11 years ended December 31, 2006.

(amounts in thousands, except per share data)		2006	2005	2004	2003	2002
OPERATING RESULTS						
Gross premiums written [1]	$	**799,013**	756,012	752,588	742,477	707,453
Consolidated revenue	$	**632,708**	569,302	578,800	519,886	382,153
Net earnings	$	**134,639**	107,134	73,036	71,291	35,852
Comprehensive earnings[2]	$	**156,999**	83,902	81,354	97,693	13,673
Net cash provided from operating activities	$	**171,775**	198,027	188,962	191,019	161,971
FINANCIAL CONDITION						
Total investments	$	**1,828,241**	1,697,791	1,569,718	1,333,360	1,000,027
Total assets	$	**2,771,296**	2,735,870	2,468,775	2,134,364	1,719,327
Unpaid losses and settlement expenses	$	**1,318,777**	1,331,866	1,132,599	903,441	732,838
Total debt	$	**100,000**	115,541	146,839	147,560[7]	54,356
Total shareholders' equity	$	**756,520**	692,941	623,661	554,134	456,555[5]
Statutory surplus[3]	$	**746,905**	690,547	605,967[7]	546,586[7]	401,269[5]
SHARE INFORMATION[3]						
Net earnings per share:						
Basic	$	**5.40**	4.21	2.90	2.84	1.80
Diluted	$	**5.27**	4.07	2.80	2.76	1.75
Comprehensive earnings per share:[2]						
Basic	$	**6.30**	3.30	3.23	3.89	0.69
Diluted	$	**6.14**	3.19	3.12	3.78	0.67
Cash dividends declared per share	$	**0.75**	0.63	0.51	0.40	0.35
Book value per share	$	**31.17**	27.12	24.64	22.02	18.50[5]
Closing stock price	$	**56.42**	49.87	41.57	37.46	27.90
Stock split						200%
Weighted average shares outstanding:[5][6]						
Basic		**24,918**	25,459	25,223	25,120	19,937
Diluted		**25,571**	26,324	26,093	25,846	20,512
Common shares outstanding		**24,273**	25,551	25,316	25,165	24,681
OTHER NON-GAAP FINANCIAL INFORMATION[1]						
Net premiums written to statutory surplus[3]		**74%**	72%	84%	87%	103%
GAAP combined ratio		**84.1**	86.0	92.2	92.0	95.6
Statutory combined ratio[3]		**84.0**	86.7	93.8	93.1	92.4

2001	2000	1999	1998	1997	1996
511,985	437,867	339,575	291,073	278,843	276,801
309,354	263,496	225,756	168,114	169,424	155,354
31,047	28,693	31,451	28,239	30,171	25,696
11,373	42,042	20,880	51,758	66,415	41,970
77,874	53,118	58,361	23,578	35,022	48,947
793,542	756,111	691,244	677,294	603,857	537,946
390,970	1,281,323	1,170,363	1,012,685	911,741	845,474
604,505	539,750	520,494	415,523	404,263	405,801
77,239	78,763	78,397	39,644	24,900	46,000
335,432	326,654	293,069	293,959	266,552	200,039
289,997	309,945	286,247	314,484	265,526	207,787
1.58	1.46	1.55	1.34	1.45	1.30
1.55	1.44	1.54	1.33	1.33	1.14
0.58	2.14	1.03	2.46	3.19	2.13
0.57	2.11	1.02	2.43	2.88	1.81
0.32	0.30	0.28	0.26	0.24	0.22
16.92	16.66	14.84	14.22	12.35	10.23
22.50	22.35	17.00	16.63	19.93	13.35
			125%		
19,630	19,634	20,248	21,028	20,804	19,742
20,004	19,891	20,444	21,276	23,428	24,210
19,826	19,608	19,746	20,670	21,586	19,554
109%	84%	79%	46%	54%	64%
97.2	94.8	91.2	88.2	86.8	87.4
95.8	95.8	90.1	88.4	90.4	89.1

(1) See page 2 for information regarding non-GAAP financial measures.

(2) See note 1.M to the consolidated financial statements.

(3) Ratios and surplus information are presented on a statutory basis. As discussed further in the MD&A and note 9, statutory accounting principles differ from GAAP and are generally based on a solvency concept. Reporting of statutory surplus is a required disclosure under GAAP.

(4) On October 15, 2002, our stock split on a 2-for-1 basis. All share and per share data has been retro-actively stated to reflect this split.

(5) On December 26, 2002, we closed an underwritten public offering of 4.8 million shares of common stock. This offering generated $115.1 million in net proceeds. Of this, $80.0 million was contributed to the insurance subsidiaries. Remaining funds were used to pay down lines of credit.

(6) In July 1993, we issued $46.0 million of convertible debentures. In July 1997, these securities were called for redemption. This conversion created an additional 4.4 million new shares of RLI common stock.

(7) On December 12, 2003, we successfully completed a public debt offering, issuing $100.0 million in Senior Notes maturing January 15, 2014. This offering generated proceeds, net of discount and commission, of $98.9 million. Of the proceeds, capital contributions were made in 2003 and 2004 to our insurance subsidiaries to increase their statutory surplus in the amounts of $50.0 million and $15.0 million, respectively. Remaining funds were retained at the holding company.

2001	2000	1999	1998	1997	1996
511,985	437,867	339,575	291,073	278,843	276,801
309,354	263,496	225,756	168,114	169,424	155,354
31,047	28,693	31,451	28,239	30,171	25,696
11,373	42,042	20,880	51,758	66,415	41,970
77,874	53,118	58,361	23,578	35,022	48,947
793,542	756,111	691,244	677,294	603,857	537,946
390,970	1,281,323	1,170,363	1,012,685	911,741	845,474
604,505	539,750	520,494	415,523	404,263	405,801
77,239	78,763	78,397	39,644	24,900	46,000
335,432	326,654	293,069	293,959	266,552	200,039
289,997	309,945	286,247	314,484	265,526	207,787
1.58	1.46	1.55	1.34	1.45	1.30
1.55	1.44	1.54	1.33	1.33	1.14
0.58	2.14	1.03	2.46	3.19	2.13
0.57	2.11	1.02	2.43	2.88	1.81
0.32	0.30	0.28	0.26	0.24	0.22
16.92	16.66	14.84	14.22	12.35	10.23
22.50	22.35	17.00	16.63	19.93	13.35
			125%		
19,630	19,634	20,248	21,028	20,804	19,742
20,004	19,891	20,444	21,276	23,428	24,210
19,826	19,608	19,746	20,670	21,586	19,554
109%	84%	79%	46%	54%	64%
97.2	94.8	91.2	88.2	86.8	87.4
95.8	95.8	90.1	88.4	90.4	89.1

(1) See page 2 for information regarding non-GAAP financial measures.

(2) See note 1.M to the consolidated financial statements.

(3) Ratios and surplus information are presented on a statutory basis. As discussed further in the MD&A and note 9, statutory accounting principles differ from GAAP and are generally based on a solvency concept. Reporting of statutory surplus is a required disclosure under GAAP.

(4) On October 15, 2002, our stock split on a 2-for-1 basis. All share and per share data has been retro-actively stated to reflect this split.

(5) On December 26, 2002, we closed an underwritten public offering of 4.8 million shares of common stock. This offering generated $115.1 million in net proceeds. Of this, $80.0 million was contributed to the insurance subsidiaries. Remaining funds were used to pay down lines of credit.

(6) In July 1993, we issued $46.0 million of convertible debentures. In July 1997, these securities were called for redemption. This conversion created an additional 4.4 million new shares of RLI common stock.

(7) On December 12, 2003, we successfully completed a public debt offering, issuing $100.0 million in Senior Notes maturing January 15, 2014. This offering generated proceeds, net of discount and commission, of $98.9 million. Of the proceeds, capital contributions were made in 2003 and 2004 to our insurance subsidiaries to increase their statutory surplus in the amounts of $50.0 million and $15.0 million, respectively. Remaining funds were retained at the holding company.

2,004,667
1,713,298
20,555,013
24,272,978
632,708
134,640
157,000
171,775
1,828,241
2,771,296
1,318,777
100,000
756,520
746,905
1,697,791
1,569,718
1,333,360
1,000,027
2,735,870
2,468,775
2,134,364
1,719,327
1,331,866
1,132,599
903,441
732,838
115,541
146,839
147,560
54,356
2,004,667
1,713,298
20,555,013
24,272,978
632,708
134,640
157,000
171,775
1,828,241
2,771,296
1,318,777
100,000
756,520
746,905
1,697,791
1,569,718
1,333,360
1,000,027
2,735,870
2,468,775
2,134,364
1,719,327
1,331,866
1,132,599
903,441
732,838
115,541
146,839
147,560
54,356

RLI
9025 N. Lindbergh Drive, Peoria, IL 61615-1499
309-692-1000 800-331-4929 309-692-1068 F
www.rlicorp.com

MHP08?07 7.5M

END